
MINERAL DEUTSCHLAND

CMB.TECH

Annual report 2025

CMB
.TECH

Decarbonise Today
Navigate Tomorrow


SAFETY FIRST
NO SMOKING
BOCIMAR
MINERAL PORTUGAL

Table of contents

Key figures

CONSOLIDATED STATEMENT OF PROFIT OR LOSS 2021 - 2025

Table 1: Consolidated statement of profit or loss 2021-2025

(In thousands of USD)	**2025**	**2024**	**2023**	**2022**	**2021**
Revenue (A)	1,666,080	940,246	1,235,127	854,669	419,770
EBITDA (B)	965,789	1,169,401	1,190,186	534,429	85,796
EBIT	577,821	1,003,372	969,146	311,832	(259,198)
Net profit	160,696	870,829	858,027	203,251	(338,777)
In USD per share	**2025**	**2024**	**2023**	**2022**	**2021**
Average weighted number of shares (C)	229,443,392	196,041,579	201,901,743	201,747,963	201,677,981
EBITDA	4.21	5.97	5.89	2.65	0.43
EBIT	2.52	5.12	4.80	1.55	(1.29)
Net profit	0.70	4.44	4.25	1.01	(1.68)
In EUR per share	**2025**	**2024**	**2023**	**2022**	**2021**
Rate of exchange	1.1750	1.0389	1.1050	1.0666	1.1326
EBITDA	3.58	5.74	5.33	2.48	0.38
EBIT	2.14	4.93	4.34	1.45	(1.13)
Net profit	0.60	4.28	3.85	0.94	(1.48)
History of dividend per share	**2025**	**2024**	**2023**	**2022**	**2021**
Dividend	0.26 D,E	1.15	6.64	1.13	0.09
Of which interim div. of	0.26	1.15	2.07	0,03	0.09

A) The company has decided to reclassify certain cost & revenue elements without impact on EBITDA, EBIT and net income. This voluntary change has been adopted in 2021 and has been applied retrospectively.
B) EBITDA (a non-IFRS measure) represents operating earnings before interest expense, income taxes and depreciation expense attributable to us. EBITDA is presented to provide investors with meaningful additional information that management uses to monitor ongoing operating results and evaluate trends over comparative periods. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA should not be considered a substitute for profit/(loss) attributable to us or cash flow from operating activities prepared in accordance with IFRS as adopted by the European Union or as a measure of profitability or liquidity. The definition of EBITDA used here may not be comparable to that used by other companies.
C) Excluding 25,807,878 shares held by the Company in 2025 (2024: 25,807,878 and 2023: 17,790,716)
D) The total gross dividend in relation to 2025 amounts to USD 0.26 per share and is the sum of the interim dividend of USD 0.05 per share paid in October 2025, the interim dividend of USD 0.05 per share paid in January 2026 and the interim dividend of USD 0.16 to be paid on or about April 27, 2026.
E) Ratio is based on the actual exchange rate EUR/USD on the dividend record date day.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION 2021 - 2025

Table 2: Consolidated statement of financial position 2021-2025

(In thousands of USD)	31.12.2025	31.12.2024	31.12.2023	31.12.2022	31.12.2021
Assets					
Non-current assets	7,493,018	3,434,227	1,787,543	3,362,014	3,309,116
Current assets	912,556	470,819	1,631,737	607,059	459,407
TOTAL ASSETS	**8,405,574**	**3,905,046**	**3,419,280**	**3,969,073**	**3,768,523**
Liabilities					
Equity	2,623,320	1,192,324	2,357,373	2,173,465	1,960,582
Non-current liabilities	4,721,438	2,320,066	637,154	1,541,270	1,486,908
Current liabilities	1,060,816	392,656	424,753	254,338	321,033
TOTAL LIABILITIES	**8,405,574**	**3,905,046**	**3,419,280**	**3,969,073**	**3,768,523**



Financial calendar 2026

19 May 2026
Announcement of first quarter results 2026

21 May 2026
Annual General Meeting of Shareholders

27 August 2026
Announcement of second quarter results 2026

27 August 2026
Half year report 2026 available on website

26 November 2026
Announcement of third quarter results 2026

The CMB.TECH share

Figure 1: Daily volume traded shares 2025


25.000.000
20.000.000
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CMBT US volume
CMBT BB volume
CMBTO Volume
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2/07/2025
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Figure 2: Share price evolution 2025


CMBT US Price (USD)
CMBT BB Price (Euro)
CMBTO price (NOK)
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About this report

Reporting approach

This 2025 report has been prepared in accordance with the EU Directive on disclosure of non-financial and diversity information and is based on the International Integrated Reporting (IR) Framework as developed by the International Integrated Reporting Council (IIRC). The CSRD is not compulsory for CMB.TECH.

CMB.TECH NV, its subsidiaries and joint ventures are referred to as CMB.TECH (or the group, the company) in this report, which covers the activities and performance of CMB.TECH for the financial year ended 31 December 2025 (FY2025). The report also includes any material events that occurred after this date, up to the date of publication.

The report outlines CMB.TECH's business and sustainability strategy and provides a basis for measuring progress in achieving business goals, linked to the most material topics. Details on the material topics can be found on page 60 of this report.

Sustainability-related information is based on the GRI (Global Reporting Initiative) standards and SASB (Sustainability Accounting Standards Board). CMB.TECH's sustainability strategy is also aligned with the United Nations Sustainable Development Goals (UNSDG).

Data measurement methods and assumptions

CMB.TECH's current organisational boundary for greenhouse gas (GHG) reporting is defined based on the operational control approach. The reported GHG emissions data are calculated based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition).

Assurance

This report uses third party assurance in the following aspects:

- Our external auditor, BDO - BEDRIJFSREVISOREN-BDO REVISEURS D'ENTREPRISES, provides assurance on the audited financial results.
- Each of our vessels' fuel consumption and relevant activity data have been verified by one of the following third parties: Lloyds Register, DNV, American Bureau of Shipping (ABS). These parties confirmed that the data were collected and reported in accordance with the methodology and processes set out in the Ship Energy Efficiency Management Plan Part II (SEEMP Part II) as required by Regulation 22A of Annex VI of MARPOL Convention.

Representation by the persons responsible for the financial statements and for the management report

Mr Patrick De Brabandere, Chairman of the Supervisory Board, Mr Alexander Saverys, CEO and Mr Ludovic Saverys, CFO, hereby certify that, to the best of their knowledge,

- (a) the consolidated financial statements as of and for the year ended 31 December 2025, which have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards) as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of CMB.TECH NV and the entities included in the consolidation.
- (b) the integrated annual report gives an accurate account of the activities, status and results of CMB.TECH NV and the entities included in the consolidation, and describes the main risks and uncertainties they may face.

About this report

Reporting approach

This 2025 report has been prepared in accordance with the EU Directive on disclosure of non-financial and diversity information and is based on the International Integrated Reporting (IR) Framework as developed by the International Integrated Reporting Council (IIRC). The CSRD is not compulsory for CMB.TECH.

CMB.TECH NV, its subsidiaries and joint ventures are referred to as CMB.TECH (or the group, the company) in this report, which covers the activities and performance of CMB.TECH for the financial year ended 31 December 2025 (FY2025). The report also includes any material events that occurred after this date, up to the date of publication.

The report outlines CMB.TECH's business and sustainability strategy and provides a basis for measuring progress in achieving business goals, linked to the most material topics. Details on the material topics can be found on page 60 of this report.

Sustainability-related information is based on the GRI (Global Reporting Initiative) standards and SASB (Sustainability Accounting Standards Board). CMB.TECH's sustainability strategy is also aligned with the United Nations Sustainable Development Goals (UNSDG).

Data measurement methods and assumptions

CMB.TECH's current organisational boundary for greenhouse gas (GHG) reporting is defined based on the operational control approach. The reported GHG emissions data are calculated based on the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition).

Assurance

This report uses third party assurance in the following aspects:

- Our external auditor, BDO - BEDRIJFSREVISOREN-BDO REVISEURS D'ENTREPRISES, provides assurance on the audited financial results.
- Each of our vessels' fuel consumption and relevant activity data have been verified by one of the following third parties: Lloyds Register, DNV, American Bureau of Shipping (ABS). These parties confirmed that the data were collected and reported in accordance with the methodology and processes set out in the Ship Energy Efficiency Management Plan Part II (SEEMP Part II) as required by Regulation 22A of Annex VI of MARPOL Convention.

Representation by the persons responsible for the financial statements and for the management report

Mr Patrick De Brabandere, Chairman of the Supervisory Board, Mr Alexander Saverys, CEO and Mr Ludovic Saverys, CFO, hereby certify that, to the best of their knowledge,

- (a) the consolidated financial statements as of and for the year ended 31 December 2025, which have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards) as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of CMB.TECH NV and the entities included in the consolidation.
- (b) the integrated annual report gives an accurate account of the activities, status and results of CMB.TECH NV and the entities included in the consolidation, and describes the main risks and uncertainties they may face.

Shareholder letter

Dear Shareholders and Stakeholders,
Dear Colleagues,

Over the past year, CMB.TECH has taken a defining step forward in its development. The successful merger with Golden Ocean Group Limited (GOGL) marks a pivotal milestone in our ambition to build a diversified, future-proof maritime group. The speed with which this transaction was executed, combined with the smooth and effective integration of both organisations, reflects the strength and professionalism of our teams and the clarity of our strategic direction.



The integration of GOGL has expanded our scale, enhanced our market presence and reinforced the foundation of our long-term strategy, while reinforcing our commitment to value creation for all stakeholders. By combining complementary fleets and expertise, CMB.TECH is now better positioned to navigate the evolving dynamics of global shipping markets.

Throughout 2025, we have continued to execute on our strategy of diversification and rejuvenation of our fleet. We remain focused on maintaining a balanced portfolio across shipping segments while investing in modern, efficient, and environmentally advanced vessels. This disciplined approach strengthens our competitive position and supports sustainable value creation.

In parallel, we continue to lead in the transition towards sustainable shipping. In 2025, we established an industrial partnership in China aimed at supporting the development of a green ammonia supply infrastructure. This initiative is a key building block in enabling the large-scale adoption of alternative fuels and underscores our commitment to leading the energy transition in shipping.

In 2026, we expect the delivery of the world's first ammonia-powered vessels —an important step in our journey to decarbonise the maritime sector. These vessels demonstrate our commitment to innovation and our determination to remain at the forefront of technological advancement.

Looking ahead, 2026 is characterised by heightened geopolitical tensions and increasing uncertainty in global markets. While these developments present challenges, they also underscore the importance of our diversified business model. Our presence across multiple segments enables us to mitigate risks and preserve both stability and long-term growth potential.

On behalf of the Supervisory Board, I would like to thank our management team, our employees and crew for their dedication and professionalism in delivering these achievements. I also extend my sincere appreciation to you, our shareholders, for your continued trust and support.

We remain confident in the strength of our strategy and the opportunities ahead.

Yours sincerely,

Patrick De Brabandere,
Chairman of the Supervisory Board


CMB
.TECH
CMB
.TECH
CMB
.TECH
NYSE
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BOCIMAR

This is CMB.TECH

Company profile

CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with about 250 seagoing vessels (including newbuildings): dry bulk carriers, crude oil tankers, chemical tankers, container vessels and offshore energy vessels.

The strategy is centred around the diversification and decarbonisation of the fleet: "Decarbonise Today, Navigate Tomorrow."

Shipping is our core business. CMB.TECH owns and operates a modern and future-proof fleet with a clear focus on using low-carbon fuels to lower carbon emissions. We operate 5 shipping divisions:

- Bocimar owns and operates dry bulk vessels and transports iron ore, bauxite coal, grain and other dry bulk cargoes.
- Euronav is engaged in maritime transport of crude oil and crude oil storage.
- Bochem is an owner and operator of high quality and modern stainless steel chemical tankers.
- Delphis specialises in medium-sized container ships.
- Windcat is a leading provider of safe and efficient crew transfer services to the offshore energy industry.

CMB.TECH can offer hydrogen and ammonia fuel to its customers, either through its own production or by sourcing it from third party producers.

CMB.TECH also develops hydrogen and ammonia storage to complete the value chain and deliver the clean fuels to its customers.

CMB.TECH also collaborates with various partners to design and develop low carbon combustion technology for ships and large land-based applications.

CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol "CMBT" and on Euronext Oslo Børs under the ticker symbol "CMBTO". The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.



Company strategy

Diversification of the fleet

The group focuses on owning and operating a diversified fleet. CMB.TECH represents a diversified and future-proof maritime group with about 250 seagoing vessels (including newbuildings): dry bulk vessels, crude oil tankers, chemical tankers, container vessels and offshore wind vessels.

Decarbonisation of the fleet

CMB.TECH dedicates significant amounts of capital to the development of low-carbon ships, engines, fuel supply systems and the production of low-carbon fuels. We want to offer our customers the best ships to lower their greenhouse gas emissions. We also want to optimise and modernise our existing fleet by divesting less efficient/older vessels and reinvesting the proceeds in future-proof newbuildings/modern second-hand vessels or technical upgrades (e.g. energy saving devices).

Our culture, ethics and values

A core set of values for the organisation are refined into key behaviours that serve as exemplary for both employees and management. By seeking to align the values with the actions and attitudes that are displayed both inside and outside the company, we hope to successfully execute our corporate objectives. The values define how CMB.TECH does business:

- Entrepreneurship: The entrepreneurial mindset will fuel growth. Both shareholders and the wider society will benefit from the end results. We are decisive with a strong can-do attitude.
- Family: The way we do business, our ethics and our interaction with our stakeholders are inspired by strong family values: honesty, hard work, openness, and solidarity.
- Growth & innovation: We are a pioneer in decarbonising shipping, adapting to changing environments by developing future-proof products and solutions. We invest in the future, even in the direst of times.
- Commitment: Through our values, we show our commitment to the industry, our customers, our employees and the world we live in. We are reliable and loyal.
- Sustainability: We think about the wider impact of our actions on society, the environment and the group. We take the lead by implementing and promoting low-carbon solutions.
- Efficiency: We are committed to working as efficiently as possible in our day-to-day operations to maximise the value creation of everything we undertake.

These values serve as our compass, as guidance for all interactions with stakeholders and to reinforce dedication to responsible, ethical and effective business practices.


Exit
SMRT
275
SOLAS
MED
ULTRAFIT
ISO 12402


BOCIMAR
POWERED BY AMMONIA
MINERAL EUROPA
ANTWERP

Innovation

Innovation is a core value of CMB.TECH

Innovation is one of CMB.TECH's core values. Our commitment to innovation is rooted in the belief that innovative solutions in our industry are needed to create long-term added value for our company, the environment and our stakeholders. We do not merely adapt to change, we anticipate and influence it, positioning ourselves as pioneers in our industry. We integrate and invest in technologies that can deliver real environmental benefits today, while ensuring our fleet is well equipped to generate lasting financial returns throughout its full lifetime. We Decarbonise Today, to Navigate Tomorrow.

Our innovation pathways are focused on developing low-carbon applications and improving operational efficiency. We invest in the necessary solutions and critical infrastructure to competitively reduce our own environmental impact, leading our industry on the path to net-zero.

Low-carbon applications

CMB.TECH has delivered various low carbon projects and proves that decarbonisation is possible today and that the technologies work. Together with our strategic partners, we are actively building and maturing the low and zero carbon fuel markets.

Our experience in building, testing, implementing and operating innovative technologies across various industry applications, creates a unique value proposition for our stakeholders. Additionally, it provides us with valuable insights to identify and evaluate new business opportunities.

Hydrogen

Hydrogen is the simplest and most abundant element in the universe. In its pure form (H2) it is a colourless and odourless gas and it carries a lot of energy for its weight. Green hydrogen can be made by using renewable electricity to power an electrolyser which splits water (H2O) into H2 and O2. It is a key building block of any e-fuel and it can also be used to deliver energy by consuming it directly in an internal combustion engine or fuel cell. Its clean burning properties make it an attractive solution to decarbonise a broad range of applications, on land and at sea. The main challenge with hydrogen is that it is difficult to store. Its volumetric energy is relatively low compared to other fuels, meaning it takes up a lot of space for a given amount of energy. Its storage footprint as well as handling requirements become challenging as larger energy quantities are required for longer ranges and power demands. This is where ammonia comes in.

Ammonia

Ammonia's specific properties make it attractive for long range and high energy applications such as seagoing vessels. It is an excellent source of hydrogen in its liquid form, containing twice as much hydrogen by volume. Ammonia is a compound made of 1x nitrogen and 3x hydrogen atoms forming NH_3. It is a colourless gas with a pungent odour. Ammonia is a widely traded chemical commodity that has long been transported in shipping. Around 180 million tonnes of ammonia are produced each year and it is already handled and stored in 120 ports around the world. This means that safe handling procedures are well known with a stable supply chain and well-known production methods. CMB.TECH sees ammonia as an excellent solution to be used in deep sea shipping.

Batteries and Electrification

The battery industry is moving towards battery chemistries with lower costs and higher energy densities. At the same time, battery chemistries are



also moving towards more stable and safer chemistries. This has significant design implications for our industry. Marine safety margins requires fire suppression systems, blast protection, gas detection, ventilation, cooling, physical separation between modules, and redundant battery rooms. All of this adds weight and volume beyond the cells themselves. Ultimately, these developments are making large battery systems on vessels more attractive and easier to implement for a wide variety of use-cases such as boosting efficiency, spinning reserve, peak shaving and providing hotel load on our deep-sea vessels. We already installed shaft generators on a significant part of our fleet to make sure our vessels' hotel loads are supplied by their most efficient (main) engine, saving directly on auxiliary fuel. The generated electricity could also be used to charge batteries onboard to run the main engine in it's most efficient operating range under certain circumstances. On our CSOVs we are using batteries as spinning reserve to provide instant power assisting our Dynamic Positioning system. Our technical team is constantly evaluating where implementation of these technologies could result in improved efficiency and costs.

Dual fuel engines

A key feature of our strategy is to utilise dual fuel hydrogen-diesel or ammonia-diesel engines. This dual fuel approach allows these low-carbon fuels to be utilised in increasing rates as the infrastructure becomes available whilst still allowing full operation under traditional diesel where needed. We are building flexibility into our assets so they can gradually comply with the ever-tightening GHG emission targets from regulators, without incurring any additional operational risk in the short term. This implies that our assets are future-proof as of today, as well as on any long-term time horizon.


BEH2YDRO
THE HYDROGEN FUTURE IS NOW
CMB
.TECH



Low-carbon fuels on board our ships

CMB.TECH is actively working on a safe and efficient implementation of low-carbon dual fuel systems on our vessels. CMB.TECH's technical team is responsible for making our fleet future-proof. Several modifications are required to build cost-efficient vessels powered by low-carbon fuels. Conventional designs need to be adapted to include alternative fuel storage tanks, fuel supply systems, reliquefaction and catchment systems, as well as additional control and safety systems. Not all vessels are fully fitted with low-carbon fuel systems when they hit the water. On some of our vessels, we foresee provisions that allow for easy retrofitting at a later stage.

Our technical team is working closely together with our clients, shipyards, preferred suppliers, classification societies, port authorities and flag states to ensure our vessels are built according to all relevant safety prescriptions, applicable rules and regulations. We are defining and setting these standards together with them during HAZID and HAZOP studies.

In 2025, we took delivery of 10 vessels on which provisions have been made for a future ammonia fuel retrofit. Among them are eight Newcastlemax dry bulk carriers, one chemical tanker, and our first ammonia-ready Very Large Crude Carrier (VLCC). In the meantime, planning has started to convert ammonia-ready vessels to be fully ammonia-powered.

Through our partnership with WinGD, significant progress has been made regarding the development of the first large-bore ammonia engine. WinGD has confirmed key parameters for its X-DF-A ammonia-powered engine design after full-load testing at its Engine Research and Innovation Centre in Winterthur, Switzerland. Operation on ammonia achieved the same thermal efficiency as for diesel fuel, with pilot oil consumption at the targeted 5% of overall fuel consumption at full load.

After having received design approval last year, this is another significant milestone achieved in the development of our ammonia-powered Newcastlemax bulk carriers.

As we are preparing for the first ammonia-powered vessels to enter our fleet, we conducted several additional safety studies and field testings of our ammonia safety concept together with the Research Institutes of Sweden AB (RISE) with positive results and are setting up crew-training programs together with Anglo-Eastern to support our seafarers in familiarising with this new technology.

Furthermore, we welcomed two Commissioning Service Operation Vessels (CSOVs) with diesel-electric hybrid propulsion system to our fleet, fitted with a hydrogen-diesel dual-fuel genset. As well as seven additional hydrogen dual fuel powered Crew Transfer Vessels (CTVs).

Research & development of low-carbon fuels and systems

In cooperation with OEMs, CMB.TECH develops, tests and markets low-carbon solutions for marine, port and industrial applications.

CMB.TECH has developed a dual fuel hydrogen technology that uses internal combustion engines (H_2ICE). Together with supporting fuel storage and distribution systems, it enables our broader industry to reduce its environmental impact by operating dual fuel hydrogen engines. We have tested and begun to launch this technology over the past few years with several prominent partners, such as Volvo Penta and MAN.

By deploying low-carbon solutions in and around the port area, CMB.TECH expands its activities with future-proof heavy-duty assets that handle and transport cargo for our vessels, fully aligned with our clean fuel strategy.

This means we target marine power systems, port equipment, power generation and transport application which can all be found in ports. In 2025, several field trials for mobile and stationary applications using our dual fuel technology were deployed. Among them are a RoRo tractor used to load and unload vehicles and other cargo onto and off ships using ramps, a straddle carrier and gensets.

CMB.TECH continued the development of Africa's first dual fuel hydrogen-diesel locomotive and kicked-off a second locomotive project which will have a diesel-electric hybrid set-up with a swappable battery container. These pilot projects aim to pave the way for the entire locomotive fleet in Namibia in the future.

JPNH_2YDRO and BeHydro, both CMB.TECH joint ventures, have started a partnership with Daihatsu InfiniEarth and Mizuno Marine for the introduction of hydrogen engines in Japan, with the goal to decarbonise shipping in that area.


CMB
.TECH
Decarbonise Today
Navigate Tomorrow
23
1049
500 BAR MOBILE REFUELLER
www.vanhool.be

Production and distribution of low-carbon fuels

CMB.TECH is involved in various projects whereby the necessary technology and infrastructure is designed, developed and operated to produce and distribute green hydrogen and ammonia. We offer hydrogen and ammonia fuel to our customers, either through own production or by sourcing it from third party producers.

We believe that ports are the energy hub of the future and therefore are the perfect ecosystem to encourage the production of green molecules, development of refuelling infrastructure and use of alternative fuels so we can ensure future supply to our vessels.

CMB.TECH Namibia

Our hydrogen production facility in Namibia is fully operational since September 2025. A 6.5 hectare solar park powers our 5MW electrolyser to produce green hydrogen. The fuel will be used for hydrogen-powered trucks, port equipment, railway applications and small ships. This strategic development is a realisation of our vision. It not only addresses urgent infrastructure needs but also strengthens the link between green molecules and maritime activities, reinforcing the importance of the Port of Walvis Bay.

The project's first phase focuses on hydrogen production for local use, with plans for subsequent expansion to include ammonia storage and bunkering facilities.

Andefu

In January 2026, the company invested in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co., Ltd., one of China's largest ammonia supply chain companies. This creates an industrial partnership between two companies supporting maritime decarbonisation and the development of a green ammonia supply infrastructure. A subsidiary of Andefu, Jiangsu Andefu Storage Co., Ltd., is currently constructing a 49,000 m³ low-temperature ammonia storage tank in Nanjing, providing critical hub capacity for ammonia distribution and future marine fuel applications. The storage tank is scheduled to be commissioned in H1 2026. In addition, Andefu, in cooperation with CEEC, will build an ammonia storage terminal into operation in Panjin in the second half of 2027, significantly enhancing China's large-scale green ammonia logistics and supply capabilities. Andefu is also advancing ship-to-ship (STS) ammonia bunkering operations, targeting commercial deployment in 2026, to support the emerging global ammonia-fuelled shipping fleet together with CMB.TECH.


H2

Improving operational efficiency

Implementing Artificial Intelligence

We leverage artificial intelligence to drive efficiency across our core maritime business functions, systematically integrating AI tools into our legal, accounting, operations and post-fixture processes. This automation streamlines daily workflows, reduces manual data handling and accelerates administrative turnaround times. Concurrently, we are continuously exploring more advanced AI applications to enhance the productivity of our teams even further.

Fleet performance monitoring & optimisation

Fleet performance analysis at CMB.TECH goes beyond the conventional use of noon reports. With sensor technology now embedded across a large part of the fleet, performance assessments have become more precise. It allows our fleet performance teams to expand beyond assessments of technical vessel efficiency to proactive decision-making that directly impacts operational efficiency.

We assess performance based on both theoretical and historical baselines that we generate using both empirical and data-driven methodologies. If a vessel's efficiency declines beyond acceptable thresholds, we investigate the root cause, whether it's hull fouling, engine wear or operational inefficiencies.

In this process the vessel's crew is actively engaged, whereby a modern data architecture allows to make the same data and insights available ashore and onboard. Instead of relying on broad assumptions about weather and sea conditions, vessels receive optimised routing recommendations based on live data feeds. These insights help our vessels reduce unnecessary fuel consumption, improve arrival schedules and meet charter party expectations.


BOCHEM HOUSTON
MADEIRA

Figure 3: Key highlights 2025

Where we operate


The Netherlands
UK
Germany
Houston
Greece
China
Japan
Hong Kong
Singapore
Namibia

We create diverse, sustainable, and high-quality cash-flows. We reward shareholders.

We invest in the green marine value chains: shipping assets, port assets and H_2/NH_3 production infrastructure.

We attract and inspire the best talents.

We serve our clients with reliable, qualitative and safe services.

Company

11
Number of offices

5,120*
seafarers

326
shore personnel

35/31
nationalities offshore/onshore

*Most of our seafarers are employed under contracts with our third party ship management partners.

Figure 4: Key highlights 2025

Financial

$ 1,666,080
revenue
(in thousands of USD)

$ 8,405,574
total assets
(in thousands of USD)

CMBT LISTED EURONEXT | CMBT LISTED NYSE | CMBTO LISTED OSLO BØRS

$ 0.70
profit per share

$ 577,821
EBIT
(in thousands of USD)

$ 0,26
dividends per share

$ 965,789
EBITDA
(in thousands of USD)

$ 2,623,320
equity attributes to equity holders of the corporation
(in thousands of USD)

Share price on 31 December 2025

$ 9.53
US

€ 8.11
Brussels

NOK 98.2
Oslo

Operational indicators

208
number of vessels

+39
NB

23,694,892
deadweight tonnage

5.6
average age
(excl. CTVs 9.79)

41,037
operating days

8,376,878
total nautical miles travelled

3,636
port calls

5,120
number of seafarers*

71
countries visited

Milestones 2025



7 January

The company took delivery of the Newcastlemax Mineral Portugal (2025 - 210,754 dwt).


MINERAL OSTERREICH

23 January

The company took delivery of the Newcastlemax Mineral Osterreich (2025 - 210,761 dwt).



13 January

Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen-powered (dual fuel) multifunctional harbour utility vessel (MPHUV) with Neptune Construction. Delivery is scheduled in 2026.

27 January

The VLCC Alsace (2012 - 299,999 DWT) was successfully delivered to its new owner. A capital gain of approximately USD 27.46 million was booked in Q1 2025.

4 March

CMB.TECH NV announced that it had entered into a share purchase agreement with Hemen Holding Limited, through its subsidiary, for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8% of Golden Ocean's outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen).

24 March

CMB.TECH announced that it signed an agreement with Mitsui O.S.K. Lines, Ltd. ("MOL") and MOL CHEMICAL TANKERS PTE. LTD. ("MOLCT") for nine ammonia-powered vessels.


H2

26 March

The company took delivery of the CTV Hydrocat 60.

27 March

CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase.

3 April

CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase.

9 April

The Company took delivery of the CTV TSM Windcat 59.

10 April

The company took delivery of the Newcastlemax Mineral Suomi (2025 - 210,000 dwt).

14 April

CMB.TECH announced that it signed an agreement with Fortescue to charter a new ammonia-powered vessel featuring a dual fuel engine.

22 April

CMB.TECH and Golden Ocean announced that they signed a term sheet for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean, subject to customary adjustments.



23 April

The company took delivery of the Newcastlemax Mineral Sverige (2025 - 210,000 dwt).

30 April

CMB.TECH announced that it had sold three VLCCs, Iris (2012 - 314,000 dwt), Hakata (2010 - 302,550 dwt) & Hakone (2010 - 302,624 dwt) as part of its fleet rejuvenation. The sales generated a total capital gain of USD 96.4 million.



23 May

The company took delivery of the Newcastlemax Mineral Polska (2025 - 210,000 dwt).

28 May

CMB.TECH and Golden Ocean announced that they signed an agreement and plan of merger for a stock-for-stock merger, as contemplated by the term sheet previously announced on 22 April 2025.



23 June

The company took delivery of the Newcastlemax Mineral Cesko (2025 - 210,000 dwt).

2 July

The CTV TSM Windcat 58 was delivered.

3 July

The company entered into an agreement to sell the Capesize vessel Golden Zhoushan for a sale price of USD 22.1 million, less a 1% commission. The vessel was delivered to its new owner in the third quarter of 2025.



24 July

The CSOV Windcat Rotterdam was delivered.

19 August

Golden Ocean held a Special General Meeting to vote on the proposed merger. The merger was approved by shareholders holding 92.72% of the shares present or represented at the meeting.

25 August

The Company entered into an agreement to sell the Suezmax Sofia (2010 - 165,000 dwt). The sale generated a capital gain of approximately USD 20.4 million and was delivered to its new owner in the fourth quarter of 2025.



8 August

The Company took delivery of Newcastlemax Mineral Slovensko (2025- 210,761 dwt).

20 August

The merger with Golden Ocean was closed.

28 August

Mr. Marc Saverys decided to resign as member and chairman of the Supervisory Board of CMB.TECH. Mr. Patrick de Brabandere, as representative of Debemar BV was appointed to succeed Mr. Marc Saverys as chairman of the Supervisory Board.

The Supervisory Board further decided to co-opt Mrs. Gudrun Janssens as independent member within the Supervisory Board.

18 September

The Company took delivery of Chemical tanker Bochem Santos (2025, 25,000 dwt).

25 September

On 25 September 2025, CMB.TECH announced that Mrs. Julie De Nul decided to resign as member of the Supervisory Board of CMB.TECH NV. The Supervisory Board decided to co-opt Mr. Carl Steen as independent member within the Supervisory Board. Mr. Carl Steen was appointed to succeed Mrs. Julie de Nul as chairman of the Remuneration committee.


BOCIMAR

26 September

The Company took delivery of Newcastlemax Mineral Slovenija (2025, 210,000 dwt).

20 October

CMB.TECH announced the sale of the capesize Battersea (2009, 169.390 dwt). The sale generated a total capital gain of USD 2.4 million. The vessel was delivered to its new owner during Q4 2025.



12 November

The Company took delivery of the CTV Windcat 61.

12 December

CMB.TECH took delivery of the CTV Windcat 62.



10 November

The Company took delivery of VLCC Atrebates (2025, 319,000 dwt).

25 November

Windcat has ordered one Multi-Purpose Accommodation Service Vessel (MP-ASV).

19 December

The Company took delivery of the CSOV Windcat Amsterdam.



Interview with the CEO & CFO

Alexander Saverys CEO

Alexander, looking back on the year 2025, what was the most significant milestone of the year for you personally, and why?

We achieved several milestones in 2025, but the successful merger with Golden Ocean stood out. The merger is fully in line with our strategy to diversify our fleet. The swift completion of this transaction, combined with the smooth and effective integration of both organisations, reflects the strength and professionalism of our teams and the clarity of our strategic direction.

Following the merger, the fleet expanded significantly with Golden Ocean vessels. At the same time, CMB.TECH also took delivery of a number of newbuilds. Was there a particular vessel that stood out for you, and which upcoming deliveries in 2026 are you most looking forward to?

CMB.TECH took delivery of 19 vessels: eight Newcastlemaxes, one chemical tanker, one VLCC, two CSOVs and seven CTVs. In addition, the Golden Ocean transaction included 59 Newcastlemax/Capesize vessels and 32 Kamsarmax/Panamax vessels.

Every ship is unique in its own way. The CSOVs stand out because this type of vessel is a new design in our fleet. The Windcat Rotterdam and Windcat Amsterdam are our first large offshore energy supply ships and are the most modern and technologically advanced ships we own.

I am very much looking forward to the delivery of our first ammonia-powered ships in 2026. That will be a major milestone, not only for CMB.TECH but also for the shipping industry.

CMB.TECH is increasingly investing across the low-carbon value chain. How do you see the future development of investment in ammonia production?

We will continue to invest in the production, distribution and storage of hydrogen and ammonia to complete the value chain and ensure a reliable supply of clean fuels to our customers. In addition to our ongoing developments in Namibia, we are also investing in ammonia production in China, where the commitment to and commercialisation of decarbonised fuels has never been stronger.

The group further grew and diversified its fleet. From a commercial perspective, which transaction was most interesting to you, and which market surprised you most this year?

The sale of some of our older tankers during 2025 and at the beginning of 2026 at very strong prices, were a very important milestone for our company. At the same time we execute our rejuvenation strategy, we crystalise a very big profit and we generate big amounts of cash that can be used for investments, repaying debt and paying dividends. A win-win-win !

Container markets were much stronger than anticipated due to the ongoing geopolitical turmoil , but we don't have any exposure to that market. So, I will choose tanker markets : they went up as expected, but then skyrocketed towards the end of the year and into 2026.



Ludovic Saverys CFO

Ludovic, from a financial standpoint, what was the most interesting transaction for you in 2025 and why?

Without doubt, the merger with Golden Ocean stands out as the most interesting transaction of the year. We were able to structure the deal by taking over 40 % in the company through a bridge loan, and subsequently execute a stock-for-stock merger within very short timeframes. Within the same year, we are able to repay the bridge loan in full, refinance the fleets and integrate the balance sheets.. This demonstrates our financial discipline, internal expertise and importantly, the strong support we enjoy from our core banks to execute decisively when opportunities arise.

With dry bulk becoming the group's largest division, what are your expectations for the market as we move into 2026?

CMB.TECH remains a very diversified maritime group, but after the integration of Golden Ocean, the dry bulk division has indeed become the largest of our shipping divisions. 2026 for dry bulk markets started off on a strong footing driven by very healthy cargo volumes and a modest orderbook. Even though most analysts have a muted outlook for dry bulk in 2026, we are more optimistic as healthy cargo growth, longer sailing distances and congestion/inefficiencies all support better freight rates. The dry cargo fleet is also rapidly ageing, which should lend further support in the years to come.

Finally, what are the key financial priorities for CMB.TECH in 2026?

Our priorities for 2026 are clear and consistent with what we have communicated to the market. First, we are very close to achieving our deleveraging targets, which remains a key focus. Second, we continue to drive operational excellence across all divisions to maximise cash generation and resilience. Third, we are deliberately building financial firepower to remain ready for further accretive M&A opportunities. Fourth, we will continue to strengthen our balance sheet while simultaneously rewarding our shareholders through dividends, maintaining a disciplined and balanced capital allocation approach.




EURONAV
ATREBATES

Activities and achievements

Overview of the year 2025

The first quarter

For the first quarter of 2025, CMB.TECH realised a net gain of USD 40.4 million or USD 0.21 per share (first quarter 2024: a net gain of USD 495.2 million or USD 2.46 per share). EBITDA (a non-IFRS measure) for the same period was USD 158.4 million (first quarter 2024: USD 550.5 million). The average daily time charter equivalent (TCE) obtained by the company's VLCC fleet in the TI Pool was approximately USD 35,101 per day, whereas in the first quarter of 2024 this was USD 41,700 per day. The TCE of the VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 46,135 per day (first quarter 2024: USD 46,300 per day). The average daily TCE obtained by the Suezmax spot fleet was approximately USD 41,391 per day including profit shares when applicable (first quarter 2024: USD 58,000 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 31,328 per day (first quarter 2024: USD 30,700 per day). The average daily TCE obtained by the dry-bulk spot fleet was approximately USD 18,393 per day (first quarter 2024: USD 23,924 per day). The TCE of the container fleet fixed on long-term time charters was USD 29,378 per day (first quarter 2024: USD 29,378 per day). The TCE of the chemical spot fleet was USD 20,521 per day (first quarter 2024: USD 25,545 per day). The TCE of the chemical tanker fleet fixed on long-term time charters was USD 19,306 per day (first quarter 2024: USD 19,306 per day). The TCE of the Windcat fleet fixed on long-term time charters was USD 2,376 per day (first quarter 2024: USD 2,889 per day.


CMA CGM
CMA CGM ZINGARO



January

CMB.TECH has sold the Suezmax Cap Lara (2007 - 158,826 dwt). The sale generated a capital gain of USD. 18.8 million. The vessel was delivered to its new owner on 10 March 2025.

On 7 January 2025, the company took delivery of the Newcastlemax Mineral Portugal (2025 - 210,754 dwt).

On 13 January 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild multifunctional harbour utility vessel (MPHUV) with Neptune Construction. Delivery is scheduled in 2026.

On 23 January 2025, the company took delivery of the Newcastlemax Mineral Osterreich (2025 - 210,761 dwt).

On 27 January 2025, the VLCC Alsace (2012 - 299,999 DWT) was successfully delivered to its new owner. A capital gain of approximately USD 27.46 million was booked in Q1 2025.

The Windcat 6 was sold, after 18 years of service. The sale generated a capital gain of USD 0.25 million. The vessel was delivered to its new owner at the end of January 2025.

February

On 10 February 2025, the CTV Hydrocat 60 became operational.

March

On 4 March 2025, CMB.TECH NV announced that it had entered into a share purchase agreement with Hemen Holding Limited, through its subsidiary, for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8% of Golden Ocean's outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen), at a price of USD 14.49 per share. On March 12, 2025, CMB.TECH NV, through its subsidiary, purchased from Hemen the 81,363,730 shares in Golden Ocean. This acquisition was in line with CMB.TECH's strategic objective of diversification and investing in a modern dry bulk fleet.

On 21 March 2025, Golden Ocean Group Limited announced the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the company. Taking into account these changes, the Board of Directors at that time consisted of Mr. James O'Shaughnessy, Ms. Tonesan Amissah, Mr. Patrick De Brabandere and Mr. Patrick Molis.

On 24 March 2025, CMB.TECH announced that it signed an agreement with Mitsui O.S.K. Lines, Ltd. ("MOL") and MOL CHEMICAL TANKERS PTE. LTD. ("MOLCT") for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively.

On 26 March 2025, the company took delivery of the CTV Hydrocat 60.

On 27 March 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase. On 27 March 2025, CMB.TECH NV owned an aggregate of 88,711,007 shares in Golden Ocean, representing approximately 44.5% of Golden Ocean's outstanding voting shares.

The second quarter

For the second quarter of 2025, CMB.TECH realised a net loss of USD 7.6 million or USD -0.04 per share (second quarter 2024: a net gain of USD 184.4 million or USD 0.95 per share). EBITDA (a non-IFRS measure) for the same period was USD 224.1 million (second quarter 2024: USD 261.2 million). For the second quarter of 2025, the average daily TCE obtained by the company's VLCC fleet in the TI pool was approximately USD 44,981 per day (second quarter 2024: USD 50,500 per day). The TCE of the VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 46,094 per day (second quarter 2024: USD 47.000 per day). The average daily TCE obtained by the Suezmax spot fleet was approximately USD 40,160 per day including profit shares when applicable (second quarter 2024: USD 49,500 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 33,023 per day (second quarter 2024: USD 30,750 per day). The average daily TCE obtained by the dry bulk spot fleet was approximately USD 23,081 per day (second quarter 2024: USD 36,731 per day). The TCE of the container fleet fixed on long-term time charters was USD 29,378 per day (second quarter 2024: USD 29,378 per day). The TCE of the chemical spot fleet was USD 22,411 per day (second quarter 2024: USD 27,307 per day). The TCE of the chemical tanker fleet fixed on long-term time charters was USD 19,306 per day (second quarter 2024: USD 19,306 per day). The TCE of the Windcat fleet fixed on long-term time charters was USD 3,146 per day (second quarter 2024: USD 2,759 per day.

April

On 3 April 2025, CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase. On 3 April 2025, CMB.TECH NV owned an aggregate of 98,400,204 shares in Golden Ocean, representing approximately 49.4% of Golden Ocean's outstanding voting shares.

On 9 April 2025, the company took delivery of the CTV TSM Windcat 59 .

On 10 April 2025, the company took delivery of the Newcastlemax Mineral Suomi (2025 - 210,000 dwt).

On 14 April 2025, CMB.TECH announced that it signed an agreement with Fortescue to charter a new ammonia-powered vessel featuring a dual fuel engine. The 210,000-dwt vessel is part of CMB.TECH's series of large dry bulk carriers currently on order at Qingdao Beihai Shipyard and is expected to be delivered to Fortescue by the end of next year. It will play a vital role taking iron ore from the Pilbara to customers in China and around the world.

On 22 April 2025, CMB.TECH and Golden Ocean announced that they signed a term sheet for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean, subject to customary adjustments.

On 23 April 2025, the company took delivery of the Newcastlemax Mineral Sverige (2025 - 210,000 dwt).

On 30 April 2025, CMB.TECH announced that it had sold three VLCCs, Iris (2012 - 314,000 dwt), Hakata (2010 - 302,550 dwt) & Hakone (2010 - 302,624 dwt) as part of its fleet rejuvenation. The sales generated a total capital gain of USD 96.4 million. The vessels were delivered to their new owners in the course of 2025.

May

On 23 May 2025, the company took delivery of the Newcastlemax Mineral Polska (2025 - 210,000 dwt).

On 28 May 2025, CMB.TECH and Golden Ocean announced that they signed an agreement and plan of merger for a stock-for-stock merger, as contemplated by the term sheet previously announced on 22 April 2025.

June

On 23 June 2025, the company took delivery of the Newcastlemax Mineral Cesko (2025 - 210,000 dwt).





The third quarter

For the third quarter of 2025, the company realised a profit for the period of USD 17.3 million or USD 0.07 per share (third quarter 2024: a profit for the period of USD 98.1 million or USD 0.49 per share). EBITDA (a non-IFRS measure) for the same period was USD 238.4 million (third quarter 2024: USD 177.1 million). For the third quarter of 2025, the average daily TCE obtained by the company's VLCC fleet in the TI pool was approximately USD 30,486 per day (third quarter 2024: USD 39,700 per day).The TCE of the VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 45,725 per day (third quarter 2024: USD 46,700 per day). The average daily TCE obtained by the Suezmax spot fleet was approximately USD 48,210 per day including profit shares when applicable (third quarter 2024: USD 37,200 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 33,455 per day (third quarter 2024: USD 30,750 per day). The average daily TCE obtained by the Newcastlemax spot fleet was approximately USD 29,423 per day (third quarter 2024: USD 31,271 per day).The TCE of the Newcastlemax fleet fixed on long-term time charters, including profit shares when applicable, was USD 21,329 per day. The average daily TCE obtained by the Capesize spot fleet was approximately USD 20,537 per day. The average daily TCE obtained by the Panamax/Kamsarmax spot fleet was approximately USD 13,467 per day. The TCE of the Panamax/Kamsarmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 13,364 per day. The TCE of the container fleet fixed on long-term time charters was USD 29,378 per day (third quarter 2024: USD 29,378 per day). The TCE of the chemical spot fleet was USD 20,675 per day (third quarter 2024: USD 25,489 per day). The TCE of the chemical tanker fleet fixed on long-term time charters was USD 19,306 per day (third quarter 2024: USD 19,306 per day). The TCE of the CSOV fleet fixed on long-term time charters was USD 27,272 per day. The TCE of the CTV fleet fixed on long-term time charters was USD 3,470 per day (third quarter 2024: USD 3,075 per day.

July

On 2 July 2025, the CTV TSM Windcat 58 was delivered.

On 3 July 2025, the company entered into an agreement to sell the Capesize vessel Golden Zhoushan for a sale price of USD 22.1 million, less a 1% commission. The vessel was delivered to its new owner in the third quarter of 2025.

On 17 July 2025, CMB.TECH provided a market update on the progress of the stock-for-stock merger between CMB.TECH and Golden Ocean. It was announced that Golden Ocean would hold an SGM to vote on the proposed merger on 19 August 2025.

On 24 July 2025, the CSOV Windcat Rotterdam was delivered.

August

On 8 August 2025, the company took delivery of Newcastlemax Mineral Slovensko (2025- 210,761 dwt).

On 19 August 2025, Golden Ocean held a Special General Meeting to vote on the proposed merger. The merger was approved by shareholders holding 92.72% of the shares present or represented at the meeting. Dissenting shareholders were able to, within one month after the notice for the Special General Meeting had been given, apply to the Supreme Court of Bermuda to have the fair value of its shares appraised. Certain parties alleging to be former shareholders of Golden Ocean had filed appraisal claims. The aggregate number of Golden Ocean shares allegedly held by these parties is 24,438,718, representing approximately 12.15% of the total number of former Golden Ocean shares.

On 20 August 2025, the merger was closed. Based on the Exchange Ratio and the current number of outstanding Golden Ocean common shares and


BOCHEM CASABLANCA

ordinary shares in the company, the company issued 95,952,934 new ordinary shares by means of a capital increase by contribution in kind.

Upon completion of the merger, CMB.TECH shareholders own 70% (or 67% excluding treasury shares) of the total issued share capital of CMB.TECH and Golden Ocean shareholders own 30% (or 33% excluding treasury shares) of the total issued share capital of CMB.TECH.

On 25 August 2025, the company entered into an agreement to sell the Suezmax Sofia (2010 - 165,000 dwt). The sale generated a gain of approximately USD 20.4 million and was delivered to its new owner in the fourth quarter of 2025.

On 28 August 2025, CMB.TECH announced that Mr. Marc Saverys decided to resign as member and chairman of the Supervisory Board of CMB.TECH. Mr. Marc Saverys joined the Supervisory Board of CMB.TECH after the SGM of 23 March 2023 as a non-independent member. Mr. Patrick de Brabandere, as representative of Debemar BV was appointed to succeed Mr. Marc Saverys as chairman of the Supervisory Board.

The Supervisory Board further decided to co-opt Mrs. Gudrun Janssens as independent member within the Supervisory Board.

September

On 18 September 2025, the company took delivery of Chemical tanker Bochem Santos (2025 - 25,000 dwt).

On 25 September 2025, CMB.TECH announced that Mrs. Julie De Nul decided to resign as member of the Supervisory Board of CMB.TECH NV. The Supervisory Board further decided to co-opt Mr. Carl Steen as independent member within the Supervisory Board. Mr. Carl Steen was appointed to succeed Mrs. Julie de Nul as chairman of the Remuneration committee.

On 26 September 2025, the company took delivery of Newcastlemax Mineral Slovenija (2025 - 210,000 dwt).

The fourth quarter

For the fourth quarter of 2025, the company realised a net gain of USD 89.1 million or USD 0.31 per share (fourth quarter 2024: a net gain of USD 93.1 million or USD 0.48 per share). EBITDA (a non-IFRS measure) for the same period was USD 323.4 million (fourth quarter 2024: USD 180.4 million). For the fourth quarter of 2025, the average daily TCE obtained by the company's VLCC fleet in the TI pool was approximately USD 74,842 per day (fourth quarter 2024: USD 37,400 per day). The TCE of the CMB.TECH VLCC fleet fixed on long-term charters, including profit shares when applicable, was USD 45,582 per day (fourth quarter 2024: USD 46,300 per day). The average daily TCE obtained by the Suezmax spot fleet was approximately USD 64,543 per day, including profit shares when applicable (fourth quarter 2024: USD 38,300 per day). The TCE of the Suezmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 33,613 per day (fourth quarter 2024: USD 31,800 per day). The average daily TCE obtained by the Newcastlemax spot fleet was approximately USD 34,886 per day (fourth quarter 2024: USD 29,800 per day). The TCE of the Newcastlemax fleet fixed on long-term time charters, including profit shares when applicable, was USD 21,284 per day. The average daily TCE obtained by the Capesize spot fleet was approximately USD 30,137 per day. The average daily TCE obtained by the Panamax/Kamsarmax spot fleet was approximately USD 17,337 per day. The TCE of the Panamax/Kamsarmax fleet fixed on long-term time charters, including profit shares when applicable, was USD 13,207 per day. The TCE of the container fleet fixed on long-term time charters was USD 29,378 per day (fourth quarter 2024: USD 29,378 per day). The TCE of the chemical spot fleet was USD 20,887 per day (fourth quarter 2024: USD 24,500 per day). The TCE of the chemical tanker fleet fixed on long-term time charters was USD 19,306 per day (fourth quarter 2024: USD 19,306 per day). The TCE of the CSOV fleet fixed on long-term time charters was USD 108,046 per day. The TCE of the CTV fleet fixed on long-term time charters was USD 2,883 per day (fourth quarter 2024: USD 2,900 per day.



October

On 20 October 2025, CMB.TECH announced the sale of the capesize Battersea (2009, 169.390 dwt). The sale generated a total capital gain of 2.4 million USD. The vessel was delivered to its new owner during Q4 2025.

November

On 10 November 2025, the company took delivery of VLCC Atrebates (2025 - 319,000 dwt).

On 12 November 2025, the company took delivery of the CTV Windcat 61.

On 25 November 2025, Windcat has ordered one Multi-Purpose Accommodation Service Vessel (MP-ASV) (CSOV XL) with an option of five more.

December

On 12 December 2025, CMB.TECH took delivery of the CTV Windcat 62.

On 19 December 2025, the company took delivery of the CSOV Windcat Amsterdam.

Events occurring after the end of the financial year ending 31 December, 2025

In January 2026, the company invested in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy ("CEEC") in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co., Ltd. ("Andefu") one of China's largest ammonia supply chain companies.

On 7 January 2026 CMB.TECH NV announced that it had sold eight vessels, generating a capital gain of approximately USD 269.2 million in total. CMB.TECH sold six VLCCs: Daishan (2007 - 306,005 dwt), Hirado (2011 - 302,550 dwt), Hojo (2013 - 302,965 dwt),Dia (2015 - 299,999 dwt), Antigone (2015 - 299,421 dwt), and Aegean (2016 - 299,999 dwt) and two Capesize vessels: Golden Magnum (2009 - 179,790 dwt), and Belgravia (2009 - 169,390 dwt). The vessels have been delivered to their new owners in Q1 2026.

On 12 January 2026, CMB.TECH took delivery of the VLCC Eburones (2026 - 319,000 dwt).

On 13 January 2026, CMB.TECH took delivery of the chemical tanker Bochem Callao (2026 - 25,000 dwt).

On January 16, 2026, the Company increased it's ownership in the entity Cleanergy Solutions Namibia to 100%.

On 9 February 2026, CMB.TECH announced it has sold two VLCCs: Ingrid (2012 - 314,000 dwt) and Ilma (2012 - 314,000 dwt). The sale will generate a capital gain of approximately USD 98.2 million in Q2 2026, based on the net sales price and book values. The vessels will be delivered to their new owner in Q2 2026.

On 24 February 2026, the Company declared an interim dividend of USD 0.16 per share, which is expected to be paid on or about 27 April 2026.

On 26 February, CMB.TECH announced that Mr. Benoit Timmermans has decided to resign as member of the Management Board of CMB.TECH with effect as of 1 May 2026. Mr. Benoit Timmermans joined the Management Board of CMB.TECH as Chief Strategy Officer and has assisted the company in the transition from a pure-play crude oil tanker player to a large and diversified maritime group. For the time being, Mr. Timmermans will not be replaced. His responsibilities will be taken over by the current members of the Management Board.

On 26 February, CMB.TECH announced CMB.TECH has sold its share in the Tankers International (TI) Pool to International Seaways (INSW) on 27 January 2026.

During March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The extent to which this will impact the Company's future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

On 23 March 2026, CMB.TECH took delivery of the VLCC Menapii (2026 - 319,000 dwt).

On March 26, 2026, the Company sold the Suezmax Sienna (2007 - 150,205 dwt). The sale will generate a gain of USD 29.2 million and is expected to be recognized upon delivery in the second quarter of 2026.

On 8 April 2026, the Company took delivery of the suezmax Cap Grace (2026 - 156,790 dwt).





Ship management

CMB.TECH entrusts the ship management of its fleet to respected, first-in-class ship management companies.

Each fleet and each vessel has its own specific technical and operational characteristics, and we can only operate such a diverse fleet with the right expertise at the right place.

These partnerships require a close cooperation between ship owner and ship manager, hence regular meetings are held between CMB.TECH and the ship managers. During these meetings, experience and knowledge are shared and beacons for the way forward are set. From delivery planning of newbuilding projects to weather conditions during sea passages and follow-up of drydock works, all these aspects require a clear and shared vision.

CMB.TECH also collaborates with its partners to decarbonise and rejuvenate our fleet. Their experience in safety management, technical operations and crew training is of vital importance in safely and successfully trading our vessels.

The Windcat CTV fleet maintains its full ship management in-house, committing to the highest standards of operational safety and commercial commitment.


EBURONES
ANTWERPEN
IMO 1037139



Fleet and markets

Market dynamics [1]

The global shipping market navigated another year of elevated geopolitical and macroeconomic uncertainty in 2025. Many of the dynamics that emerged in prior years persisted, while several new developments further shaped trade flows and market sentiment. The ongoing Russia - Ukraine conflict, the escalating war involving Iran, including the effective closure of the Strait of Hormuz and heightened regional attacks, along with continued instability in the Middle East and the sustained enforcement of sanctions on Iran and Russia, remained key drivers of operational complexity throughout the year. In parallel, disruptions to established trade routes, particularly those linked to Red Sea security risks,continued to prompt widespread vessel diversions and longer sailing distances, influencing both costs and fleet deployment patterns.

Macroeconomic shifts also played a central role in shaping the 2025 landscape. China's uneven demand recovery affected a wide range of commodity flows, while the policy direction of the new U.S. administration introduced additional uncertainty. The introduction of new U.S. import tariffs, alongside retaliatory measures from China, generated concerns over potential impacts to global trade volumes. However, despite periods of volatility in market sentiment, the overall effect of these tariff actions on seaborne shipping demand proved more limited than initially anticipated.

The supply-side visibility was high and remains high for shipping overall, due to long lead times and constrained yard capacity after heavy ordering activity. The high ordering activity level, particularly for container ships, LNG carriers and PCTCs, has persisted from 2021 through 2024, albeit slowed in 2025. The orders occupy yard capacity, drive newbuild prices upwards and push out lead times for new orders in other segments such as dry bulk and tankers. Overall, newbuilding investments showed a downward trend: total orders fell from 3,832 vessels (187.2m DWT) in 2024 to about 2,531 vessels (122.5m DWT) in 2025 (y-o-y a decline of 34%).

Overall second-hand transaction activity recorded only a moderate y-o-y adjustment. Total sales decline from 1,686 vessels in 2024 to 1,522 vessels in 2025, representing a reduction of 10%, while total tonnage sold decreased from 116.5m DWT to 108.5m DWT, a decline of 7%. Compared with the sharper contraction observed in newbuilding orders, the second-hand market shows a more contained reduction in volumes, indicating that buyer activity remains present across core segments as the year closed.


MINERAL OSTERREICH
ANTWERPEN

	Dry-bulk	Tankers	Chemical	Container	Offshore-energy
Demand side	Tonne-mile iron ore: Capesize: +2.0% in 2026 +2.7% in 2027 Increased China GDPgrowth – Including de-escalated tariff effect: + 4.2 % in 2026	Tonne-mile crude oil: +1.0% in 2026 +1.3% in 2027 World oil demand (IEA): +700 kb/d in 2026 +700 kb/d in 2027	Tonne-mile chemicals: +0.8% in 2026 +0.9% in 2027 Global GDP growth adjusted for tariffs effect: +3.0% in 2025 +3.1% in 2026	TEU-mile: -0.6% in 2026 -6.0% in 2027	Over the next two years (2026-2027), an average of 19GW of capacity per year is scheduled to be completed Margin pressure and cost inflation across the offshore energy supply chain
Supply side	OB/F far below historic averages for Capesize 12.4% Capesize 2026 fleet growth 2.3% versus 3.2% demand growth iron ore tonne-mile 36% Capes > 15 years	OB/F VLCC 18.7%, Suezmax 22.1% 2026 crude fleet growth of 2.8% versus crude tanker dwt demand growth of 0.9% 18% of the VLCC & 20% Suezmax fleet > 20 years	OB/F ratio at 21.7% of the 10-54,999 dwt chemical tanker fleet 26.0% > 20 years Product tanker tonnage as swing factor	The boxship fleet will grow by 4.3% in 2026, and 6.3% in 2027 Historically high OB/F: 34.0% in January (average over all sizes) Artificial Red Sea rerouting (~12%)	CTV fleet stands at 695 units versus an orderbook of 56 units (OB/F -8.1%) Tier 1 CSOV fleet stands at 43 units versus an order-book of 78 units (OB/F 65.1%)
Supply/demand balance 2026	Positive	Positive	Cautious	Cautious	Positive
Commercial exposure on the water	**Spot: 91** **Time Charter: 12** (+3NB)	**Spot: 14** **Time Charter: 10** (+2NB)	**Spot: 2** **Time Charter: 6** (+8NB)	**Spot: 0** **Time Charter: 4** (+1NB)	**CTV Spot: 4** **CTV Time Charter: 55** **CSOV Spot: 0** **CSOV Short TC: 2** (+1NB)

BOCIMAR

	Capesize	Panamax
fleet on the water	2,057	3,337
orderbook	192	476
orderbook to fleet ratio	10.13%	14.60%
avg. age CMB.TECH	6.76	7.43
avg. age global fleet	11.99	12.53
10y average TCE	16,183 USD/day	13,619 USD/day
2025TCE	21,236 USD/day	11,973 USD/day
NB value	75 mio USD	36.25 mio USD
resale	78 mio USD	39.50 mio USD
5y old value	66 mio USD	33 mio USD

figures on 31/12/2025

Bocimar – Dry bulk markets [1]

Bocimar fleet on the water

In 2025, the completion of the Golden Ocean transaction significantly expanded Bocimar's fleet, adding 59 Newcastlemax/Capesize vessels and 32 Panamax/Kamsarmax vessels to the division. In addition, during 2025, CMB.TECH took delivery of eight 210,000 DWT super-eco ammonia-ready Newcastlemax vessels (Mineral Portugal, Mineral Osterreich, Mineral Suomi, Mineral Sverige, Mineral Polska, Mineral Cesko, Mineral Slovensko and Mineral Slovenija).

In January 2026, the fleet on the water comprises out of 105 dry bulk vessels (36 Newcastlemaxes, 39 Capesizes, 26 Kamsarmaxes, 4 Panamaxes). In addition, 10 super-eco dual fuel Newcastlemaxes, all of which ammonia-fitted, are on order with delivery 2026/27 (CSSC Qingdao Beihai Shipbuilding) and two 5,000 dwt coasters with deliveries in Q3/Q4 2026 (Dung Quat Shipyard).

Over the year 2025, the orderbook for Newcastlemaxes and Capesizes slightly increased – yet – remains the most favourable of all shipping segments. At the end of 2025, the Orderbook to Fleet Ratio for Newcastlemaxes and Capesizes stood at 10.13%. In addition, Capesize orders declined by 17% in terms of vessel count y-o-y. The average age increased to 30-year all-time highs of 11.99 years. For Kamsarmax/Panamax vessels, the Order Book to Fleet Ratio stood at 14.60%(and the average age increased to 30-year highs of 12.53 years.

In 2025, a sustained period of earnings above cash break-even levels was a key driver of vessel values. This supported firmer demand for mid-life tonnage, particularly Capesize vessels aged 10–15 years. Compared with the start of the year, dry bulk asset prices rose markedly, with second-hand values increasing by approximately 6% for five-year-old vessels and 17% for both ten- and fifteen-year-old vessels over the course of the year.

Scrapping activity has been underwhelming since 2018 with 2025 marking an eighth straight year of lower-than-average activity (2025: 86 demolitions, 20-year average of 202 demolitions). The delay of IMO's NZF framework is a temporary boost for owners of older conventionally fuelled tonnage, whose trading life can now potentially be temporarily extended. This keeps veteran units in the active fleet and retains more surplus capacity than originally envisioned by more bullish proponents of decarbonisation rules.

Market dynamics

In direct contrast to last year, dry bulk finished the year of 2025 very strongly: Capesize spot rates surpassed the USD 40,000/day mark, as part of a longer term momentum that began in July following a slow first half of 2025. While the steel markets have been soft, with global output down 2.1% in 2025, including China down 10.9% (half of worldwide production), iron ore trade has grown, in part due to declines in China's mining output. Cape spot rates came into January 2026 averaging USD 21,236/day for 2025, down from the full-year 2024 average of USD 25,082/day.

Capesizes seem primed to follow the same path as VLCC tankers, that being the larger vessel classes outperforming the smaller segments in periods of strong fundamentals. This theme has been generally absent for the past five years and is now gradually returning.

A key shift over the past three years has been the introduction of a third key loading point for capesizes in West Africa, following decades of just Australia and Brazil. Cape loadings across all markets were up 3% in 2025, driven by long-haul iron ore exports from Brazil (+9%) and long-haul bauxite exports from West Africa (+18%). Meanwhile, Australia iron ore loadings were flat year-over-year. Reconfirming that iron ore and bauxite shipments remained the key drivers of global Capesize demand in 2025. Overall utilisation increased from 90.0% in 2024 to 91.3% in 2025.

Seaborne coal trade continued to have a major bearing on Kamsarmax/Panamax tonnage demand in 2025. Seaborne agribulk trade marked a modest 1% increase y/y 2025. Overall utilisation reduced from 93.3% in 2024 to 91.6% in 2025.

[1] Clarksons SIN, Jefferies, BRS, S&P Global, Morgan Stanley, Allied

EURONAV
The ocean is our environment

VLCC	Suezmax
fleet on the water **908**	fleet on the water **690**
orderbook **152**	orderbook **147**
orderbook to fleet ratio **16.76%**	orderbook to fleet ratio **21.31%**
avg. age CMB.TECH **4.88**	avg. age CMB.TECH **8**
avg. age global fleet **13.29**	avg. age global fleet **12.91**
10y average TCE **34,364** USD/day	10y average TCE **33,028** USD/day
2025TCE **58,566** USD/day	2025TCE **54,313** USD/day
NB value **128** mio USD	NB value **86** mio USD
resale **150** mio USD	resale **97.5** mio USD
5y old value **120** mio USD	5y old value **80** mio USD

figures on 31/12/2025

Euronav – Tanker markets[1]

Euronav fleet on the water

During 2025, CMB.TECH took delivery of one super-eco VLCC tanker (Atrebates) – whilst selling 5 tankers throughout the year. Clearly embodying CMB.TECH's strategy of recycling older tonnage into a more future-proof fleet.

In January 2026, the fleet on the water comprises out of 10 VLCCs, 17 Suezmaxes and 2 FSOs. In addition, 4 super-eco dual fuel ammonia-ready VLCCs are on order with deliveries in 2026/2027 (CSSC Qingdao Beihai Shipbuilding) as well as two super-eco Suezmax with deliveries in Q2 2026 (Daehan Shipbuilding).

Over the year 2025, the orderbook for both VLCC and Suezmax tankers increased. At the end of 2025, the Orderbook to Fleet Ratio for VLCCs stood at 16.76% and for Suezmax at 21.31%. VLCC and Suezmax orders totalled 129 vessels and 29.3m dwt in 2025, accounting for nearly 80% of total tanker tonnage ordered, highlighting the strong concentration of investment at the large-vessel end of the tanker market. The average age of the global fleet increased to 25-year all-time highs of 13.29 years for VLCCs and 12.91 years for Suezmax vessels.

Tanker Sales & Purchase (S&P) generally slowed down in 2025 compared to last year. The general trend of the year was a decline in prices over the first half of 2025, as political uncertainty, and particularly US President Trump's tariff war, discouraged owners from making decisions. As tariffs stabilised and freight rates improved, and as it became clear that net zero targets would not impede investment returns, the second half of the year saw a recovery in second-hand vessel prices. Broadly, the year saw older crude tonnage favoured. Accordingly, the price of a 15-year old VLCC increased by 14.8% compared to the end of last year. A 15-year old Suezmax has seen a price increase of 12.5%. Demolition made a slight recovery (VLCC: 2, Suezmax: 4) – albeit far below historic levels.

Market dynamics

Both 2025 VLCC and 2025 Suezmax spot freight rates have surged to the highest levels in years. These levels are well above long-term averages – for context, average tanker earnings over 2025 were almost double the 10-year trend. The 10-year averages for VLCC and Suezmax earnings stood at USD 34,364/ day and USD 33,028/day, respectively, providing a benchmark for the enduring strength in these segments.

Several factors underpinned this freight boom. First, 2025 crude export volumes had increased. In late 2025 OPEC+ began raising output, while producers like the United States, Brazil and West Africa also boosted exports, adding more cargoes to the market. Although this increased oil supply coincided with relatively tepid demand, robust stock building and associated buying in China underpinned demand for Middle Eastern barrels, keeping a floor under both crude tanker demand and oil prices. Second, voyage distances have lengthened, effectively increasing demand for ship capacity. Third, fleet supply has been very constrained over the last years (Suezmax +6 vessels in 2024, Suezmax +7 vessels in 2025). The result is a classic tight shipping market: too many barrels chasing too few ships, pushing up charter rates dramatically.

The US and UK sanctions – imposed in Q4 2025 – on Russian crude oil exports have created a surge in VLCC spot rates, which were up around 80% in December versus the beginning of the year. Implying that, the biggest risk to rates could be a rollback of sanctions on Russia following increased optimism that a peace deal with Ukraine can be reached.

Crude on the water surged in 2025, reaching 140 million barrels. Iran, Russia and Venezuela sanctions have increased seaborne shipping inefficiency and the need to store crude waiting to be exported from those regions as traditional buyers sought alternatives (mainly India and China).

Overall, VLCC fleet utilisation raised to ~89.5% in 2025, which, combined with elevated crude flows and tight effective supply, underpinned elevated spot earnings well above long-run averages through 2025.

[1] Clarksons SIN, BRS, Vortexa, Bloomberg, Allied

B

BOCHEM

Chemical

fleet on the water
1,969

orderbook
389
10-55k DWT #

orderbook to fleet ratio
21.95%

avg. age
CMB.TECH
0.94

avg. age
global fleet
14.5

10y average TC 1y
15,486
20k dwt USD/day

2025TC 1y
18,188
20k dwt USD/day

NB value
44
25k dwt mio USD

5y old value
35
20k dwt mio USD

figures on 31/12/2025

Bochem – Chemical markets [1]

Bochem fleet on the water

During the year 2025, Bochem took delivery of one 25,000 dwt stainless chemical tanker (Bochem Santos) – bringing the fleet to seven 25,000 dwt stainless chemical tankers on the water. The vessel is ammonia-ready. Further fleet expansion is expected with one 25,000 dwt ammonia-ready stainless steel chemical tanker to be delivered by Q1 2026 (China Merchants Jinling Shipyard), and two dual fuel fitted 17,000 dwt bitumen tankers by Q4 2026 (China Merchants Jinling Shipyard). In addition, during the year 2025, CMB.TECH ordered four additional 25,000 dwt ammonia-ready stainless steel chemical tankers (Q1/Q2/Q3/Q4 2028) and two 26,000 dwt ammonia-powered stainless steel chemical tankers (Q1/Q2 2029).

Two chemical tankers operate in the Stolt Pool, 12 chemical tankers have long-term time charter contracts (4 x 7 year TC, 8 x 10 year TC) and two bitumen carriers have long-term time charter contracts (TC 10 years).

The wider chemical tanker orderbook for chemical tankers (10-55k dwt) saw further growth, reaching 389 vessels, representing an order book-to-fleet (OB/F) ratio of 21.95%. Despite this uptick in orders, the fleet faces significant challenges due to its rapidly ageing profile.

In terms of asset valuations, a comparative analysis of J19 tankers (i.e. 18,500 – 22,500 dwt stainless-steel chemical tankers — considered the 'workhorses' of the chemical trade —) and Medium Range (MR) tanker values reveals that chemical tanker valuations are aligned with their historical multiples relative to MR values. This alignment suggests that, despite current market dynamics, the pricing of chemical tankers remains consistent with long-term historical trends, providing a measure of stability in asset valuation.

Market dynamics

Total chemical seaborne trade in 2025 experienced a modest contraction, declining from 388.9 million tons in 2024 to 385.6 million tons in 2025, reflecting a 0.8% year-over-year decline. Ton-mile decline, reducing by 0.4% as trade routes rerouted away from the Red Sea, contributing to increased demand for shipping capacity.

Macroeconomic headwinds (higher interest rates, slowing manufacturing) had tempered global chemical demand growth in 2025, which ultimately filtered into softer chemical tanker demand. In addition, geopolitical tensions in Europe and the Middle East and ongoing trade tensions reshaped supply chains, delayed investment decisions and reduced trade volumes. In 2025, US chemical imports hit their lowest since 2020. Hence, freight rates were impacted in large part by (i) easing supply-demand tightness: more ships are available and (ii) some of the unusual factors that bolstered 2022–23 trade (like emergency rerouting and refinery dislocations) did partially unwind throughout 2025.

In correspondence, chemical tanker markets have seen continued easing throughout 2025, albeit from a strong position in 2024. For context, small chemical tanker earnings are now back to more normal levels after the extraordinary spike of 2022 – H1 2024.

[1] Clarksons SIN, Bloomberg Intelligence, American Chemistry Council

DELPHIS

6,000 - 7,999 TEU	100-2,999 TEU
fleet on the water **361**	fleet on the water **3,953**
orderbook **36**	orderbook **329**
orderbook to fleet ratio **9.97%**	orderbook to fleet ratio **8.32%**
avg. age **CMB.TECH 1.80**	avg. age **CMB.TECH <1**
avg. age **global fleet 14.44**	avg. age **global fleet 15.34**
10y average TC 3y **32,070** USD/day	10y average TC 3y **17,740** USD/day
2025TC 3y **47,889** USD/day	2025TC 3y **22,750** USD/day
NB value **91** mio USD	NB value **32 (1,800 TEU)** mio USD
resale value **96** mio USD	resale value **-** mio USD
5y old value **85** mio USD	5y old value **35 (1,900 TEU)** mio USD

figures on 31/12/2025

Delphis – Container markets [1]

Delphis fleet on the water

The Delphis fleet includes the following container vessels: (i) four container vessels of 6,000 twenty-foot equivalent units (TEU) which are ready to be fitted with ammonia engines (no 2025 deliveries) and (ii) one container vessel of 1,400 TEU that is a newbuilding under construction (currently expected to be delivered in Q4 2026 at Qingdao Yangfan Shipbuilding) fitted with a dual fuel ammonia engine.

Delphis' newbuilding program, conducted under favourable long-term charter contracts with CMA CGM (6,000 TEU – 10 year TC) and Yara/NCL (1,400 TEU – 15 year TC), underscores the Company's commitment to modernisation and sustainability. The 1,400 TEU will be the world's first dual fuel ammonia container vessel, reflecting Delphis' dedication to future-proofing the fleet amidst evolving regulatory landscapes.

Over the year 2025, the container vessel supply stood at 33.0 million TEU (6.9% growth). The overall container order book to fleet ratio increased to 33.87% – yet – the 6,000-8,000 TEU segment OB/F stood only at 9.97%. Vessel order count raised from 372 units in 2024 to 504 units in 2025, while total DWT slipped from 48.6m to 44.2m DWT. The outcome is a lower average vessel size, with investment spread across a wider number of ships rather than concentrated in maximum-scale tonnage. The container vessel overall average age stood at 14.16 years – and 14.44 years for the 6,000-7,999 TEU category.

Container asset values have been easing since reaching their highs in mid-2024, though a tight shipyard market is keeping newbuilding prices very high.

Market dynamics

2025 has been a firm year overall for global container trade, with full year growth at a strong 4.0% y-o-y. Though US-bound volumes had come under notable pressure, Asian (particularly Chinese) exports to both Europe and a range of developing economies have been strong, while Intra-Asia trade has also seen firm growth in 2025. Despite this, sector fundamentals have been softer overall in 2025.

Vessel supply continued to expand significantly in 2025, raising the spectre of overcapacity. Globally, 2.1 million TEU of new container ship capacity was delivered during the year – one of the largest annual influxes ever. The world fleet grew roughly 10.1% in TEU terms (after already strong growths in 2023 with 8.3% and 2024 with 10.1%).

A significant portion of the global liner network was still running inefficiently due to geopolitics. Carriers were routing ships via the Cape of Good Hope instead of the Suez Canal for most of 2025, adding 1–2 extra weeks per voyage on Asia–Europe and Asia–US East Coast strings. This inefficiency acts as a "natural sponge" for capacity – fleets require more ships to maintain schedules when each round trip takes longer. Continued Cape rerouting helped mitigate the impact of newbuilding influx by extending transit times. In effect, many of the fresh deliveries went straight into filling the longer loops created by Suez Canal avoidance, rather than adding true extra capacity to the market. It's worth noting that by late 2025, the geopolitical tide showed hints of turning: a ceasefire in Yemen and de-escalation in Gaza led carriers to consider returning to the Red Sea in 2026. Albeit, throughout 2025, most maintained the cautious stance.

Overall, global container trade has remained remarkably resilient in 2025 despite pressures from 'fluid' US trade policy, with volumes supported by 'frontloading' early in the year and generally strong exports out of Asia. However, container rates continued to normalise from the shocks created by the pandemic, tariffs and the Houthis' Red Sea attacks.

[1] Clarksons SIN, Alphaliner

WINDCAT

CTV	C/SOV
fleet on the water 731	fleet on the water 71
orderbook 101	orderbook 50
orderbook to fleet ratio 13.82%	orderbook to fleet ratio 70.42%
avg. age CMB.TECH 10.44	avg. age CMB.TECH <1
avg. age global fleet 9.5	avg. age global fleet 2.09
10y average 32,070 USD/day	10y average 17,740 USD/day
2025TCE 4,725 (32m / 24pax) EUR/day	2025TCE 60,900 EUR/day
NB value 6.8 (32m) mio USD	NB value 69 mio USD

figures on 31/12/2025

Windcat – Offshore energy markets [1]

Windcat fleet on the water

The Windcat CTV fleet comprises out of 58 CTVs on the water. During 2025, five CTVs were delivered: Windcat 58, TSM Windcat 59, Hydrocat 60, Windcat 61 and Windcat 62. In addition, 5 CTVs are on order (Windcat 63, FRS Windcat 64, FRS Windcat 65, Windcat 66 and Windcat 67).

Next to the CTVs, two CSOVs have been delivered in 2025. Four CSOVs are on order (Ha Long Shipbuilding) with deliveries as from Q1 2026 until Q1 2027. In addition, one MP-ASV (CSOV XL) has been ordered in 2025 with delivery in Q1 2027.

Overall newbuild contracting for dedicated wind vessels was down 45% from 2024 y-o-y. The ordering slowdown is most pronounced in the CTV sector as just 18 orders have been reported in 2025 for delivery in 2026/2027, compared to last year's 44 orders. Albeit, the CSOV orderbook remains elevated with 54 firm orders and 17 optional orders. The overall CSOV OB/F stands at 70.42%.

Most new vessel orders were for European spec assets, highlighting the oversupply in the Chinese market. All these new orders include battery integration and/or designs for dual fuel capability using methanol or hydrogen.

Market dynamics

Recent years have presented significant headwinds for offshore wind developers and suppliers. Inflation has driven up supply-chain costs, in some cases undermining project economics, while higher interest rates have increased the cost of capital. At the same time, government support has become more variable as competing political priorities have reduced subsidy commitments in several markets. As a result, offshore wind capital expenditure sanctioned in 2025 totalled USD 38 billion, around 34% below the 2023 record level.

Nonetheless, 2025 saw 55 GW of capacity in construction globally. Wind farms are also getting larger and moving further offshore – beyond the range of daily crew transfers from shore. This has made CSOVs (with offshore accommodation) crucial, not just a nice-to-have. The CSOV fleet's workload grew by 25% in 2024/2025. At the same time, many existing wind farms have now entered long-term operations phase, requiring regular maintenance – boosting CTV demand for routine O&M visits. With wind capacity up 17% globally in 2025, maintenance needs have risen proportionally. In sum, both the construction (CSOV) and O&M (CTV/SOV) sides of the market saw unprecedented activity, keeping vessels fully engaged in 2025.

Hence, off the back of increasing offshore wind installations, CTVs and CSOVs saw near-full utilisation in 2025. Summer utilisation in Europe hit ~90% for CTVs, and the CSOV fleet was effectively fully booked during peak season. This tight demand pushed charter rates to multi-year highs.

Interestingly, the oil & gas sector provided additional employment for these vessels. A number of CSOVs (typically designed for wind) found work on offshore oil/gas projects in 2025, which helped absorb capacity and contributed to high utilisation.

For instance, in Latin America, Petrobras and others chartered CSOVs for walk-to-work duties on platforms. O&G deployments of SOVs were up 22% in 2025 y-o-y. This cross-sector demand provided an extra "safety valve" to keep vessels busy. An owner with an idle CSOV in Europe's winter could send it to Brazil for an FPSO maintenance campaign, for example, rather than sitting idle. Thus, the rising tide of offshore energy projects generally – not just wind – contributed to the strong market fundamentals in 2025.

[1] Clarksons SIN, Spinergie

CMB.TECH fleet

On 31 December 2025, CMB.TECH owned and operated 247 vessels.

On 31 December 2025 the fleet of CMB.TECH, including newbuildings and vessels on charter, consisted of the following:

On 31 December 2025	Owned (208)	Newbuilding (39)
Bocimar		
Newcastlemax	36	10
Capesize	39	
Kamsarmax	26	
Panamax	4	
Coaster	0	2
Euronav		
VLCC	10	4
Suezmax	17	2
FSO	2	
Bochem		
Chemical tanker	7	7
Product	0	2
Delphis		
Container vessel 6000 TEU	4	0
Container vessel 1400 TEU	0	1
Windcat		
CTV	58	5
CSOV	2	4
MP-ASV		1
Port vessels		
Tugboat	1	
Passenger ferry	1	
Passenger shuttle	1	
Port vessel		1

Figure 11: CMB.TECH fleet in numbers


CMB.TECH fleet in numbers
247
vessels in total
Average age
6
years
Category
35
tankers
117
dry-bulk
5
container
16
chemical
70
offshore wind
4
port vessels
Energy
162
conventional
NH3
54
ammonia ready ammonia fitted
31
dual fuel hydrogen

TCE Rates

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:

Table 4: TCE Rates

In USD per day	**Full year 2025**	**Full year 2024**
DRY BULK VESSELS		
Newcastlemax average spot rate(1)	27,614	30,600
Newcastlemax average time charter rate	21,457	NA
Capesize average spot rate(1)	22,346	NA
Panamax/Kamsarmax average spot rate(1)	13,000	NA
Panamax/Kamsarmax average time charter rate	13,552	NA
CRUDE OIL TANKERS		
VLCC average spot rate (2)	45,251	44,600
VLCC average time charter rate	45,912	46,600
Suezmax average spot rate(1) (3)	46,508	45,600
Suezmax average time charter rate	34,838	31,000
FSO Average time charter rate	86,689	87,330
CONTAINER VESSELS		
Average time charter rate	29,378	29,378
CHEMICAL TANKERS		
Average spot rate (2)	20,675	25,600
Average time charter rate	19,306	19,306
OFFSHORE WIND		
CSOV Average time charter rate	81,307	NA
CTV Average time charter rate	3,033	2,973

(1) Reporting load-to-discharge, in line with IFRS 15, net of commission
(2) CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical off hire days)
(3) Including profit share of time charter vessels where applicable


MINERAL BELGIE
MINERAL BELGIE


ncl
POWERED by CLEAN AMMONIA
YARA-EYDE

Sustainability Report

Sustainability

Sustainability is a core value at CMB.TECH because it affects the long-term health and success of its people, the group and the environment in which it operates. It involves a commitment to safety and environmental protection practices, as well as an innovative approach to the use of technology and information. CMB.TECH's sustainability policy aligns with the UN Sustainable Development Goals' purpose of a 'shared blueprint for peace and prosperity for people and the planet, now and into the future'. To achieve that, CMB.TECH has identified targets it can influence and linked them to key environmental, social and governance (ESG) key performance indicators (KPI).

CMB.TECH sees sustainability as an investment in the future. Sustainability is not only the right thing to do for the people and environment, but it is also a sound business decision. We see it as strategy to future-proof our business model.

Figure 15: CMB.TECH SDGs


17 PARTNERSHIPS FOR THE GOALS
3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
ESG KPIs

Reporting frameworks

The disclosures in this report provide investors and other stakeholders with sustainability and ESG information. The sustainability report is populated by voluntary non-financial data reporting. The reporting structure follows the Global Reporting Initiative (GRI) which is a global practice to report economic, environmental and social impacts of the company. It also follows the principles laid out by the TCFD (Task Force for Climate-related Financial Disclosure) which is a framework to report governance, risk management and climate-related targets and strategies. It mainly focuses on the financial impact of ESG risks and leverages existing reported processes. The Sustainability Accounting Standards Board (SASB) for Marine Transportation sector is used to provide financial sustainability information. Emissions information provided under this report is also aligned with data reporting requirements of the GHG protocol. Finally, CMB.TECH's sustainability strategy is aligned with many of the 17 United Nations' Sustainable Development Goals (UN SDG). The report and data cover the period from 1 January 2025 to 31 December 2025.


H2
CLEANERGY SOLUTIONS
NAMIBIA

Sustainability key figures 2025

GOLD | Top 5%
ecovadis
Sustainability Rating
JAN 2026

MOODY'S RATINGS
SQS2
Very good

IMO CII scores

Score	Company	Vessel type
score A	BOCHEM	25,000 dwt chemical
score B	BOCIMAR	Newcastlemax/capesize
score C	EURONAV	VLCC
score A	DELPHIS	6,000 TEU container
score B	BOCIMAR	Kamsarmax/panamax
score A	EURONAV	Suezmax

0.39
Lost-time Incident Frequency Rate (number of Lost-time injuries (LTI) among the crew per milion exposure hours)

0.41
Industry average INTERTANKO

0
Oil spills

Sustainability key figures 2025*

Table 5: Sustainability key figures 2025

Metric	Unit	CMB.TECH 2025	2024	Euronav 2023
GHG emission management	See page	page 72- 76	page 73 - 79	pages 48-52
Energy Mix (1) Total energy consumed; (2) percentage heavy fuel oil (HFO/VLSFO); (3) percentage renewable	Gigajoules, Percentage (%)	1) 49,721,999 2) 95% 3) 0%	1) 22,467,353 2) 85% 3) 0%	1) 27,636,524 (excluding TC out consumption) 2) 65% 3) 0%
Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) SOx	Metric tons (t)	1) 50,506 2) 3,260	1) 52,669 2) 4,784	1) 64,409 2) 5,992
Number and aggregate volume of oil spills and releases to the environment	Number, Cubic meters (m3) or Metric tonnes	0	0	0
Port state control Number of (1) deficiencies and (2) detentions received from regional port state control (PSC) organisations.	Number	1) Deficiencies: 302 2) Detentions: 3 Number of PSC inspections: 291	1) Deficiencies: 97 2) Detention: 1	1) Deficiencies: 46 2) Detentions: 0
Corruption risk Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Number	3	29	16
Policies and targets Description of main policies and targets	See page	p 82	p 84	p 49

Table 6: Sustainability key figures 2025

Activity metric	Unit	CMB.TECH 2025	2024	Euronav 2023	Reference Standard
Number of seafarers*	Number	5,120	2,500	3,000	TR-MT-000.A
Total distance travelled by vessels	Nautical miles	8,376,878	3,371,766	4,213,571	TR-MT-000.B
Operating days	Days	41,037	17,647	24,474	TR-MT-000.C
Deadweight tonnage	Thousand deadweight tons	23,694,892	14,440,518	17,129,865	TR-MT-000.D
Number of vessels in total shipping fleet	Number	205	158	68	TR-MT-000.E
Port calls	Number	3,636	1,268	1,553	TR-MT-000.F

**Most of our seafarers are employed under contracts with our third party ship management partners*

The composition and size of the CMB.TECH fleet changed materially between 2024 and 2025 as a result of the merger with Golden Ocean. Accordingly, comparative information between periods is not directly comparable in respect of amongst others fleet mix, vessel types, energy mix, air emissions, port state control deficiencies and detentions. Former Golden Ocean fleet emissions are included for full year 2025 to ensure a consistent basis for the 2026 reporting period.



Sustainability strategy

The regulatory landscape and societal expectations are evolving rapidly, and the group's long-term objective is clear: achieving low-carbon operations by 2050. However, 2050 is still distant, and meaningful progress must occur well before then. For this reason, we remain firmly committed to reducing the carbon intensity of international shipping and have established a defined roadmap with intermediate milestones leading up to 2050.

1. Short term targets

- Having a fleet-wide CII rating of a C or better on a consolidated basis per shipping division
- Reduce the carbon intensity of the CMB.TECH fleet through implementation of further phases of the Energy Efficiency Design Index (EEDI) for new ships and the Energy Efficiency Existing Ship Index (EEXI) for existing ships
- Committing itself to focus on ordering low-carbon emission fitted/ready newbuild vessels

2. Mid-term targets

- Reduction in carbon intensity of our fleet by at least 40% by 2030 compared to 2008. This means a reduction in EEOI in gCO2/TN by at least 40% and a reduction in AER in gCO2/DWTN by at least 40%
- Gradual increase of our low-carbon dual fuel fitted fleet on the water
- Produce, consume and/or source low-carbon ammonia (NH_3) by 2030

3. Long-term target

- To own and operate a low carbon emission capable fleet from 2050 – in order to support the 2023 IMO GHG strategy of reaching net-zero absolute GHG emissions by or around 2050

Disclaimer: The metrics mentioned above are non-binding targets based on current knowledge, legislation and today's estimated technology readiness. Additionally, these targets may be subject to change, both positively and negatively, depending on the adoption of alternative low-carbon fuels by our charterers on the time charter contracted fleet.

Transparent reporting

CSRD and EU Taxonomy

On 26 February 2025, the Commission introduced an Omnibus package to streamline reporting while maintaining transparency, proposing changes to the scope and timing of the CSRD, EU Taxonomy and CSDDD. CMB.TECH is defined as listed SME for both CSRD (<1000 employees) and EU Taxonomy (<1000 employees). SMEs with securities listed on EU regulated markets, have no reporting requirements under CSRD and EU Taxonomy. Hence, CMB.TECH will only report sustainability and taxonomy-related information on a voluntary and case-by-case basis. In December 2025, the European Parliament approved the provisional agreement.

Materiality

Double materiality assessment

The double materiality assessment is the foundation and starting point for sustainability reporting. A detailed double materiality assessment was initiated to identify CMB.TECH's most material ESG topics and to develop policies, actions and targets to minimise negative impacts, mitigate risks and seize opportunities. The double materiality assessment will be reviewed and updated solely in response to material changes in circumstances. Both the perspective of impact materiality (inside-out perspective) and financial materiality (outside-in perspective) were taken into consideration.

Impact materiality identifies the impacts (actual or potential, positive or negative) the company has on people or the environment over the short-, medium- or long-term time horizons. Financial materiality identifies the risks and opportunities that trigger effects on the company's cash flows, development, performance, position, cost of capital or access to finance in the short-, medium-, or long-term time horizons.

As marine activities contributed the majority of the revenue and the CAPEX in 2025, all the other non-marine activities are considered as not material for the double materiality assessment. In addition, current and future investments are focused on marine activities.

Identification of IROs

CMB.TECH completed an analysis of the annual report of CMB.TECH and reports of their peers per activity to identify potential material ESG topics (using the ESRS framework as a reference).

CMB.TECH identified the material IROs relating to ESG matters across its own operations and in its upstream and downstream value chain. By compiling a comprehensive list of impacts, risks and opportunities, CMB.TECH could prioritise them for further assessment and analysis.

The IROs were validated by the coordinating committee of CMB.TECH.

Understanding of affected stakeholders and users of sustainability statements

CMB.TECH applied objective criteria using appropriate qualitative thresholds to assess the materiality of impacts we defined.

Figure 13 – Final scoring of material topics


Heat map — DMA
Financial materiality
Impact materiality
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
-5.00
0.00
2.00
4.00
6.00
8.00
10.00
12.00
CC
BC
OWF
AP
WP
WVEQ
WVOE
BIOL
WA
SPEC
WWWC
WVHS

The group engaged with internal and external stakeholders to identify areas where CMB.TECH could provide the most value in creating positive impact for people and the planet. To understand their views and interests, a questionnaire was sent out.

The questionnaire consisted of two questions:

- The impact materiality, meaning the impact CMB.TECH has on the related topic (inside-out impact).
- The financial materiality, meaning the impact the related topic has on CMB.TECH (outside-in impact).

Possible scores ranged from 1 to 10.

Financial materiality assessment

Sustainability risks and opportunities are assessed based on their likelihood of occurrence and the potential magnitude of their financial effects in the short-, medium- and long-term. Therefore, the coordinating committee went through the list of potential material risks and opportunities and applied a set of objective qualitative thresholds, which are translated into quantitative thresholds, to estimate the anticipated financial effects.

Consolidating impact and financial materiality

Figure 13 shows the correlation between the impact materiality (x-axes) and the financial materiality (y-axes). Topics with a higher score are considered to have a bigger impact.

The DMA analysis will be used as source of inspiration when defining the sustainability strategy and the topics of the sustainability report. Addressing material topics helps us streamline our sustainability efforts, allocate resources effectively and report on progress in a meaningful way.



Table 7 – Overview of abbreviations used

Sub Topic	Abbreviation
Business conduct	BC
Climate change	CC
Direct impact drivers of biodiversity loss	BIOL
Equal treatment and opportunities	WVEQ
Health & satefy	WVHS
Impact on the state of species	SPEC
Other work-related rights	WVOE
Own workforce	OWF
Pollution of air	AP
Pollution of water	WP
Waste	WA
Working conditions	WVWC

Table 8 – Overview of material topics

General Business Theme	Material topic	Annual Report
Environment	Climate change	Page 76-82
Environment	Pollution of air and water	
Social	Own workforce	Page 81-97
Social	Workers in the value chain – working conditions (other than health and safety)	
Social	Workers in the value chain – health & safety	
Governance	Business conduct	Page 107 - 108


CMA CGM

Stakeholder engagement

Figure 14: Stakeholder engagement

	Customers	Investors & shareholders	Seafarers / Employees	Society	NGO / Thought leader	Environment
Constituency	• Cargo owners • Pools • Vessel owners • Charterers • Traders • Refiners • NGO & IOC	• Bond investors • Institutional investors • Retail investors • Industry analysis	• Seafarers • Onshore employees • Brokers	• Local communities • Charities • Academia • Media	• NGOs • Political bodies • Regulatory Bodies eg IMO • Industry groups eg ITOPF	• Regulatory bodies (EU) • Flag states • Global regulator eg IMO • Industry groups eg ITOPF
Engagement	• Charter parties • Strategic alignment • Data sharing • Operational feedback • Direct meetings • Pooling engagements	• Earnings call each quarter • Investor conferences • Website & press releases • Direct meetings • Roadshows	• Targeted conferences • Training and induction programmes • Safety committees • Engagement with senior personnel • Performance feedback	• Social initiatives • Disclosure of safety information • Local support	• Direct meetings • Conferences • Panel discussions	• NGOs • Regulators • Lobbying groups • Shipping bodies • Banks • Poseidon principles
Topics	• Quality of service • Costs • Vessel age • Efficiencies • Future fuels	• Operational performance • Strategic objectives • Governance • ESG compliance • Operational efficiency	• Seafarer movement • Mental health issues • Safety • Equal Opportunities • Ethical conduct • Working conditions	• Support initiatives • Charitable donation • Pastoral care for local employees	• Compliance • Future regulation • Authority over legislation • Shape and effects of future regulation	• Scale & scope of emission cuts • Reduction trajectory • Regulation • Initiatives eg Carbon Capture • Carbon pricing


IMO 9995349
WINDCAT AMSTERDAM

Environment

Approach to environment

The urgency to decarbonise is intensifying as both governments and the public increasingly recognise the challenges posed by anthropogenic climate change. In 2023, the International Maritime Organization (IMO) elevated its ambitions for reducing greenhouse gas (GHG) emissions from shipping. As of January 2024, the European Union introduced a carbon pricing mechanism for the sector (EU ETS), followed by the implementation of FuelEU Maritime in January 2025.

The extent of climate change will largely depend on the volume of GHG emissions released into the atmosphere. To mitigate global temperature rise, industry-wide and cross-sector collaboration is essential. Equally important, however, is the responsibility of individual stakeholders to take direct action in reducing emissions. Delaying action only increases the effort required in the future. The most critical steps toward zero-emission shipping must be taken now—rather than in 2030 or 2050—as this decade will be decisive for the industry's trajectory.

Although the IMO's MEPC 83 vote on medium-term measures was postponed by one year, CMB.TECH's sustainability ambitions remain unchanged. The need to reduce GHG emissions is too urgent to slow momentum, and long-term competitiveness further reinforces this position. Dual fuel ammonia engines are expected to become the most cost-effective zero-carbon propulsion solution over the lifetime of deep-sea vessels. Given that newbuild ships operate for more than 20 years, it is essential to consider these future cost dynamics, and the inevitability of stricter climate regulation (order 2026, delivery 2029, lifetime until at least 2049), already at the ordering stage. CMB.TECH therefore continues to invest proactively in technologies that align with both environmental imperatives and long-term economic viability.

At CMB.TECH, our environmental strategy is structured around short-, medium- and long-term targets. As the saying goes, "what gets measured, gets managed." By ensuring clear visibility of our emissions data, we can establish baselines and track continuous annual improvements, driving meaningful progress toward a more sustainable shipping industry (both from an environmental and economic perspective).

GHG emissions monitoring

CMB.TECH has been a pioneer in climate-related performance transparency in the shipping industry, providing full Scope 1, 2 and 3 disclosures of our carbon emissions and footprint, according to GHG Protocol. Since 2025, carbon emissions are calculated by CMB.TECH's in-house Fleet Performance Team supported by dedicated software tools.

In 2025, CMB.TECH expanded its scope 1, scope 2 and scope 3 emissions to all activities of the new combined group. Since 2024, scope 3 emission calculations also include purchased goods, services and capital goods (amongst others all the emissions emitted for all materials used to build a newbuilding vessel), thereby encompassing all relevant Scope 3 categories.



Decarbonising shipping

CMB.TECH is leading the way in decarbonising the maritime industry. We are developing and investing in innovative technologies that can redefine the future of shipping. We believe that hydrogen and ammonia can decarbonise the shipping industry. Several hydrogen-powered ships are already in operation and we have an extensive orderbook of more ships that can be powered by hydrogen and many deep sea ships that will be powered by ammonia.

We are not just users of low-carbon fuels; we also produce, distribute and transport hydrogen & ammonia, playing an integral role in the realm of low-carbon fuels. CMB.TECH doesn't only follow the 2023 IMO GHG strategy trajectory – but leads the way.

Decarbonise Today, Navigate Tomorrow

At CMB.TECH we want to decarbonise the maritime industry. We build, own, operate and design a future-proof fleet powered by low-carbon fuels. CMB.TECH offers hydrogen and ammonia fuel to its customers, either through own production or by sourcing it from third-party producers. CMB.TECH further designs and converts port and industrial applications to run on hydrogen, in cooperation with leading OEMs and port operators.

Fossil fuels like the marine diesel we use are still much cheaper, easier to use and available in abundance around the world. For new low-carbon technologies to gain traction, many investments are needed: renewable electricity to produce low-carbon fuels, bunker/refuelling infrastructure and sufficient availability of low-carbon fuels in key ports, affordable technology and a regulatory framework and/or market-based measures to close the cost gap between conventional and low-carbon fuels. As we are closely involved in sourcing and producing the molecule, we are increasingly convinced that, in the long term, dual fuel ammonia engines will provide not only a sustainability advantage but also a cost advantage, regardless of whether global GHG regulations are in place.

Nonetheless, we expect this to take some time to materialise. That is why we also continue to work hard on improving the energy efficiency of our existing ships through operational and technical measures. These measures are also implemented on our dual fuel hydrogen and ammonia newbuilding ships.

Operational energy-efficiency measures

There are various operational measures that can improve the energy efficiency of a vessel. The reduction of the speed of the ship is for example a very effective measure to reduce a ship's main engine energy consumption and energy losses can be reduced/minimised by reducing hull friction (hull coating and cleaning) or by improving the efficiency of propellers (cleaning and polishing).

The operational carbon intensity of a ship, as measured by the CII-metric, can also be improved by reducing the time that a ship emits CO2 emissions while not covering any distance, e.g. reducing the time at anchorage or at berth or using onshore power.

Weather routing tools, CII monitoring, operational efficiencies and voyage speed optimisation, ship design, engine innovations and digital transformation platforms are some of the many levers that drive our day-to-day environmental performance.

At CMB.TECH, we have a dedicated team working on voyage optimisation leveraging weather routing and other operational efficiencies. Our innovation team is working on smart digital solutions such as the ZeroNorth platform to enable data decision-making for real-time performance improvements, and our operations and chartering people are part of leading industry coalitions focusing on short-term actions that can significantly reduce the industry's emissions.


BOCIMAR

Figure 14: Energy efficiency improvements

Green fuels H2/NH3 engine technology

- Production of NH3/H2 (Antwerp, Walvis Bay)
- Proprietary H2 combustion
- Piloting use of Biofuels onboard the fleet

Operational energy-efficiency improvements

- Advanced weather routing algorithms
- Cargo & trim optimisation
- Hull cleaning
- ZeroNorth Platform onboard the CMB.TECH fleet


S - M
M - L
Energy efficiency improvement
S - M
M - L
Short - Medium - Long

Portfolio Effect

- Engineering of efficient vessels
- Future-proof newbuilding program (#38 on order)
- Recycling capital of older tanker tonnage into a future-proof diversified fleet

Technical energy-efficiency improvements

- Several technical measures have been analysed, piloted and installed onboard the CMB.TECH fleet (a.o. Mewis duct energy saving, Propeller bass cap fins, Variable frequency drives, LED lighting)

Technical energy-efficiency measures

There are various technical measures that can improve the energy efficiency of a ship, some of which can only be applied to newbuilding ships while others can also be retrofitted/applied to existing ships. A new ship can be designed to feature improved hydrodynamics and aerodynamics and can be equipped with efficient devices (engines, propellers, etc.), ideally designed/selected as part of an overall optimisation to also minimise efficiency losses in the interaction of the different design elements.

Our technical teams are joining forces with engine designers and manufacturers to ensure that the latest energy-saving technologies are part of our decarbonisation efforts. Our ship management teams are taking advantage of the dry-docking of our vessels to install energy management and energy saving technologies, with more than 100 retrofit projects having been scheduled between 2022-2027. Combined with our fleet rejuvenation effect, our carbon intensity (measured by AER) is expected to be at least aligned with the 2023 IMO GHG strategy.

Examples of today's measures taken on the existing fleet: Propeller Boss Cap Fins, Mewis Duct® energy-saving devices, bulbous bow modification, new propeller designs based on the operational profile of the fleet, variable frequency drives for seawater pumps, variable frequency drives for engine room fans, applied high-performance anti-fouling coatings, fuel efficiency boosters and LED lighting.

For the newbuilds on order, the CMB.TECH technical team has taken following additional measures: benchmarking hull coating performance, adding battery technologies to certain part of the fleet, complying with EEDI phase 3, benchmarking performance of main & generator engines, comparing various hull shapes and select the most efficient ones based on an operational profile, comparing various propeller designs and select the most efficient, using waste heat to generate electricity, fitting shaft generators, fitting high efficiency rudders and installing Variable Frequency Drives (VFD) for major pumps and fans.

Portfolio effect & green fuels

CMB.TECH sets a target of reducing carbon intensity of the fleet by at least 40% by 2030 compared to 2008. This means a reduction in EEOI in gCO2/TN by at least 40% and a reduction in AER in gCO2/DWTN by at least 40%. In addition, CMB.TECH aims for a 5% to 10% uptake of low-carbon emission fuels by 2030.

Today CMB.TECH already has a fleet of H2 dual fuel vessels on the water and a committed orderbook of dual fuel ammonia-fitted vessels. CMB.TECH designed and delivered the world's first dual fuel hydrogen small scale passenger ferry, tugboat and crew transfer vessel (CTV). All commissioned successfully and are in operation today. In addition, CMB.TECH has 13 dual fuel ammonia fitted vessels on order with the first deliveries scheduled in 2026.

In addition to dual fuel engine technology, CMB.TECH is equipping a selection of the newbuild fleet with power plug-in systems and electrical batteries. Furthermore, biofuel blending will be implemented for select vessels within the fleet as part of the strategy to ensure compliance with both international and local regulations, as well as to meet CMB.TECH's sustainability targets.

Strategic partnerships

As part of our long-term decarbonisation strategy, CMB.TECH has entered into a strategic partnership with Jiangsu Andefu Energy Technology Co., Ltd. (Andefu), one of China's largest privately owned ammonia supply chain companies. This partnership marks a significant milestone in our ambition to build a scalable, integrated green ammonia fuel ecosystem to support the transition to zero-emission shipping.

Andefu operates a fully integrated ammonia logistics platform, encompassing trading, storage, road and maritime transport, and bunkering. With a fleet of approximately 180 ammonia tanker trucks and a growing network of strategically located storage terminals, Andefu is uniquely positioned to deliver ammonia directly to vessels across China's coastal and inland ports. This operational capability is critical to enabling the practical use of ammonia as a marine fuel.


BOCIMAR

CMB.TECH's investment in Andefu includes a minority equity stake and a long-term off-take agreement for green ammonia produced by CEEC Hydrogen Energy in Jilin Province. Under the off - take agreement, volumes in Year 1 are expected to range between 20,000 and 25,000 tons, supplied via ship - to - ship (STS) operations. For years 2 to 4, annual contracted volumes increase to 40,000–50,000 tons. This ensures a reliable supply of renewable ammonia for our growing fleet of dual fuel ammonia-powered vessels, with the first ships scheduled for delivery in 2026. The partnership also supports the development of key infrastructure, including a 49,000 m^3 refrigerated ammonia storage tank in Nanjing and a second terminal in Panjin (operational 2027), as well as the conversion of the Shenghang Yongle vessel into one of China's first ammonia bunker barges.

The strategic rationale for this partnership is threefold. First, it secures access to competitively priced green ammonia at scale, a cornerstone of our clean fuel strategy. Second, it enables the creation of a vertically integrated supply chain — from production to bunkering — ensuring operational readiness for our ammonia-fuelled fleet. Third, it positions CMB.TECH as a first mover in the global ammonia fuel market, with the potential to expand bunkering services to third parties and replicate this model in other regions, including our planned projects in Namibia.

This collaboration exemplifies our commitment to innovation, sustainability and pragmatic investment in future-proof maritime solutions. By aligning with a capable and forward-looking partner like Andefu, we are not only addressing the fuel supply challenge but also actively shaping the infrastructure and standards required for the widespread adoption of green ammonia in shipping.

Technical industry partnerships

CMB.TECH continued to advance its low-carbon engine portfolio through its strategic collaboration with WinGD on next-generation dual fuel ammonia engines. The partnership focuses on co-developing WinGD's large-bore X-DF-A two-stroke engines, which can operate on ammonia with minimal pilot fuel and are designed to meet IMO Tier II/III standards without exhaust after-treatment. World's first ammonia dual fuel fitted vessel deliveries are scheduled for 2026.

CMB.TECH is also involved in the SYNERGETICS project (dual fuel engine) and an ESA project working on scope 3 emissions.

In addition, and together with Volvo Penta, we have launched our first product on the market: the D8 industrial engine, one of the most widely used engines in port equipment today. In collaboration with several partners, including PSA and E-Power, we have accumulated significant field experience to enhance robustness before scaling these solutions for the decarbonisation of heavy industries.

We currently operate 40 MAN V12 engines in our fleet that are hydrogen-fitted or hydrogen-ready. We are also expanding the reach of our BeHydro engines into the Japanese market, supported by an MoU with Daihatsu InfinEarth, which establishes a foundation for local market presence and service capability as hydrogen-powered solutions scale up.

In addition, we have signed an MoU with TransNamib and AGL for the deployment of a hydrogen-powered, heavy-duty, long-range locomotive. Leveraging our green hydrogenproduction facility in Walvis Bay, this hydrogen-powered locomotive is tailored to the harsh African rail network requirements. The locomotive is planned to enter operations on the Walvis Bay–Windhoek corridor in 2026.


CLEANERGY SOLUTIONS

Active engagement with financial institutions on ESG

CMB.TECH has been proactive in positioning for the future with its financing profile. Since 2020, CMB.TECH has started to convert its existing credit facilities into credit facilities with specific targets for emission reduction. These loans included terms with clear targets to reduce its Greenhouse Gas (GHG) emissions over their duration. The targets were effective immediately, with compliance over the first 12 months being rewarded with a reduced interest coupon.

Sustainable financing

CMB.TECH approaches each financing opportunity through a 'sustainable lens', together with its syndicate of partner banks that share the same values. Facilities include for example following KPI's:

- A reduction in the Annual Efficiency Ratio (AER). In each loan agreement, a table is added with the average target AER for both VLCCs and Suezmaxes.
- Consumption Cap. This KPI is specific for the loan linked to the FSO vessels. For each quarter, a target fuel consumption is calculated. All fuel consuming aspects are considered, as well as the amount of crude oil that is processed. This KPI is achieved when the actual fuel consumption of a vessel is below the target fuel consumption.
- The bareboat leases with Ocean Yield contain a sustainability KPI based on the CII performance of the vessels. The target is set at achieving CII rating of A or B at the delivery date, and on the first day of each calendar year thereafter.


POWERED BY HYDROGEN
CMB.TECH

ING Green Loan

In November 2025, CMB.TECH, together with ING, announced a green loan to finance an ammonia dual fuel Newcastlemax bulk carrier, one of the first vessels globally to be equipped with ammonia-powered propulsion. This landmark transaction represents not only CMB.TECH's first green loan for its deep-sea fleet, but also one of the earliest green financing arrangements worldwide for an ammonia-powered vessel. The collaboration with ING reflects a shared vision between both organisations to drive systemic change across maritime transport.

To qualify for the green loan, ING required the vessel to be assessed under the EU Taxonomy framework. CMB.TECH appointed Lloyd's Register as an external verifier, confirming that the vessel meets the relevant technical screening criteria. This verification demonstrates that both the capital expenditure (CAPEX) and operational expenditure (OPEX) associated with CMB.TECH's ammonia dual fuel fleet align with EU Taxonomy eligibility and alignment requirements, further solidifying the company's leadership in sustainable shipping.

Sustainability quality score


SQS5
Weak
SQS4
Intermediate
SQS3
Good
SQS2
Very good
SQS1
Excellent

Green Financing Framework

In Q1 2025, MOODY's verified CMB.TECH's updated Green Financing Framework, awarding it a SQS2 scale (very good). This rating reflects CMB.TECH's strong decarbonisation ambitions and underscores its commitment to addressing the economic, environmental and societal challenges facing the maritime industry while making a positive contribution to sustainable solutions.

MOODY'S RATINGS: "We have assigned an SQS2 Sustainability Quality Score (very good) to CMB.TECH's green financing framework dated January 2025. CMB.TECH has established its use-of-proceeds framework to finance projects across two eligible green categories: clean transportation and renewable energy. The framework is aligned with the four core components of the International Capital Market Association's (ICMA) Green Bond Principles (GBP) 2021 (including the June 2022 Appendix 1), and the Green Loan Principles (GLP) 2023 of the Asia Pacific Loan Market Association, the Loan Market Association, and the Loan Syndications and Trading Association (LMA/APLMA/LSTA). CMB.TECH has also incorporated identified best practices for all the four components. The framework demonstrates a significant contribution to sustainability."

Figure 16: Alignment with principles & contribution to sustainability


Alignment with principles
use of proceeds
Overall alignment
Not aligned
Partially aligned
Aligned
Best Practices
Factors
Alignment
Use of proceeds
Evaluation and selection
Management of proceeds
Reporting
Contribution to sustainability
Final contribution to sustainability
Poor
Limited
Moderate
Significant
High
Preliminary contribution to sustainability
Relevance and magnitude
Additional considerations
No adjustment

Table 9: Total of emissions CMB.TECH

	EURONAV			CMB.TECH	
Type of Emissions	**2021 tCO_2e**	**2022 $tCO_{,e}$**	**2023 tCO_2e**	**2024 tCO_2e**	**2025 tCO_2e**
Scope 1 (Direct)	**2,392,017**	**2,155,984**	**2,226,796**	**1,336,590**	**1,957,085**
Scope 2 (Indirect Energy) - location based	**199**	**157**	**175**	**544**	**303**
Scope 3 (Indirect Other)	**805,064**	**653,262**	**789,791**	**2,464,714**	**3,303,366**
Purchased goods and services	N/A	N/A	N/A	12,632	13,669
Capital goods	N/A	N/A	N/A	1,709,589	686,668
Business travel (Air Travel and Hotel Nights)	8,932	14,545	12,757	1,724	3,103
WTT Fuels an Energy Related Activities	535,093	484,141	506,136	303,585	680,730
WTT and T&D (electricity)	80	54	50	138	-
WTT Fuel - biofuel blend (B30/B50)	271	-	-	-	-
WTT Business travel	978	1,593	1,477	-	-
Downstream leased assets	259,711	152,929	269,371	437,045	1,919,194
Total	**3,197,280**	**2,809,404**	**3,016,762**	**3,801,847**	**5,260,754**
Air Pollutants - NOx mass performance indicator (ton)				**52,669**	**50,506**
Air Pollutants - SOx mass performance indicator (ton)				**4,784**	**3,260**

CMB TECH's Scope 1, Scope 2 and Scope 3 GHG emissions, as well as our air pollutants (NOx, SOx), have been calculated by Metizoft using the following reporting standards: (i) Corporate Accounting and Reporting Standard, published under the GHG Protocol Initiative (WRI/WBCSD, 2004), (ii) Scope 2 Guidance, published under the GHG Protocol Initiative (WRI/WBCSD, 2015), (iii) Corporate Value Chain (Scope 3) Accounting and Reporting Standard, GHG Protocol. As of reporting year 2025, Business Travel includes 'WTT Business Travel', and WTT Fuels include 'WTT and T&D (electricity)' and 'WTT Fuel - biofuel blend (B30/B50)'.

GHG emission accounting approach is based in the operational control approach. NOx and SOx mass is calculated in accordance with the Shipping KPI Standard published by BIMCO (PI008 & PI 009): (i) Scope 1: GHG emissions from CMB.TECH's assets that are controlled directly by the Company (and the Tankers International and Stolt Pool), including the combustion of fuel from company vehicles and vessels, and building operations, (ii) Scope 2: GHG emissions from imported energy, such as purchased electricity, heat or steam, (iii) Scope 3: GHG emissions from non-owned sources that are related to the Company's activities - including the time charter fleet. The annual split between Scope 1 and Scope 3 emissions may vary significantly from year to year, primarily driven by changes in the commercial chartering strategy and the associated allocation of emissions under prevailing reporting standards.

The composition and size of the CMB.TECH fleet changed materially between 2024 and 2025 as a result of the merger with Golden Ocean. Former Golden Ocean fleet emissions are included for full year 2025 in order to facilitate the 2026 comparison basis. Accordingly, comparative information between periods is not directly comparable in respect of amongst others Scope 1 emissions (Direct), Scope 2 emissions (Indirect Energy), Scope 3 emissions (Indirect other), and NOx/ SOx emissions.

- CMB.TECH follows the guidance provided by the Baltic and International Maritime Council (BIMCO) on accounting and reporting a ship's GHG emissions. Under this guidance actual emissions from fuel that has been used should be accounted for under Scope 1, by the entity paying for it. Under a time charter, the responsibility for accounting and reporting for scope 1 emissions would therefore rest with the time charterer. As a result, CMB.TECH included all time charter emissions under scope 3 downstream leased assets.
- As the fleet profile has changed considerably over 2025 (cfr. Golden Ocean transaction), no comparison is being made between 2024 and 2025. In absolute terms, CMB.TECH has emitted 5,260,754 tCO2e. Overall NOx emissions are at 50,506 ton, and overall SOx emissions are at 3,260 ton.
- EEOI is seen as a good metric to show efficient operation and utilisation of a fleet of vessels. Where AER/CII reflects CO2 emissions in terms of the transport work a ship does by cargo capacity, EEOI refers to the cargo carried during a given voyage. In detail, while EEOI effectively bases its calculation of work on laden ship moves, the Annual Efficiency Ratio (AER) considers ballast and laden moves (cfr. incentivising ballast legs). No comparison is made between 2024 and 2025 as the fleet composition changed significantly.

Table 10: Total of emissions

	Bocimar		Euronav		Delphis	Bochem
	Newcastlemax/ Capesize	Kamsarmax/ Panamax	VLCC	Suezmax	6,000 TEU	25,000 dwt
EEOI gCO2/TNM	3.75	7.13	3.93	2.7	6.34	9.78
AER gCO2/DWTNM	2.07	3.46	2.28	2.95	6.15	8.32
IMO CII rating	2.13 (B)	3.75 (B)	2.05 (C)	2.90 (A)	5.86 (A)	8.02 (A)

EEOI/Energy Efficiency Operational Index: Sea going fleet emissions (gCO_2) per unit of transport work (cargo tonne miles)
AER/Annual Efficiency Ratio: Sea going fleet emissions (gCO_2) per tonne of ships deadweight times total miles run in the period
Source: all calculations by CMB.TECH Fleet Performance team



2025 key changes and operational factors determining CMB.TECH environmental performance

- Newbuilds / Vessel sales: Ordering newbuilds or selling vessels is primarily a commercial decision which applies to fleet-wide operational profile and the need to respond to market trends and/or regulations. However, new engine design and technologies generate an inherent reduction in fuel oil consumption and can co-drive fleet decarbonisation. An indicative efficiency improvement between two vessels delivered in 2010 and in 2024 has been an efficiency improvement of 30% better AER rating, or a fuel saving of 1,364 tons of MGO per vessel per year (Mineral New York (2010) versus super-eco Mineral Denmark (2024)).
- CMB.TECH took delivery of 17 vessels: eight Newcastlemaxes (Mineral Cesko, Mineral Slovenija, Mineral Portugal, Mineral Osterreich, Mineral Sverige, Mineral Suomi, Mineral Polska, Mineral Slovensko), one chemical tanker (Bochem Santos), one VLCC (Atrebates), two CSOVs (Windcat Rotterdam, Windcat Amsterdam) and five CTVs (FRS Windcat 61, Hydrocat 60, FRS Windcat 62, TSM Windcat 59, and Windcat 58). In addition, the Golden Ocean transaction included 59 Newcastlemax/Capesize vessels and 32 Kamsarmax/Panamax vessels.
- CMB.TECH sold 12 vessels: five VLCCs (Alsace, Iris, Dalma, Hakone, Hakata), two Suezmaxes (Cap Lara, Sofia), two Capesize vessels (Battersea, Golden Zhoushan), two Panamax vessels (Golden Ioanari, Golden Keen, and one CTV (Windcat 6).
- In 2025, Euronav dry-docked the vessels Dia, Donoussa, Hakata, and Antigone, during which, among other works, a new silicon-based hull coating was applied to improve hydrodynamic performance. In addition, Sienna and Dalma were also dry-docked. The overall energy-efficiency impact of these dry-dockings on Euronav's 2026 emissions profile will be limited, as Dia, Hakata, Antigone, and Dalma were sold during 2025.
- In 2025, Bocimar dry-docked a total of 27 vessels across its fleet, including 10 Newcastlemax, 11 Capesize, and 6 Kamsarmax vessels. During these dockings, several energy-efficiency measures were implemented, among others: the installation of 9 Mewis Ducts, 5 Propeller Boss Cap Fins (PBCFs), and 14 Variable Frequency Drives (VFDs). These upgrades will further enhance the operational efficiency of the Bocimar fleet and contribute to reduced fuel consumption and emissions.
- Overview of the outstanding December 31 2025 CMB.TECH newbuilding program (38 vessels): four eco-type VLCCs, two eco-type Suezmaxes, ten Newcastlemax bulk carriers (ten NH3 dual fuel fitted), two 5,000 dwt dry-bulk coasters, four CSOVs, one CSOV XL, seven 25/26k dwt chemical tankers, two dual-fuel product tankers, one 1,400 dual fuel NH3 container vessel, and five CTVs.
- With regards to energy-efficiency technologies onboard the delivered newbuilding fleet, following investments have been made: modern CFD improved hull designs, bow shape wave induced savings, wake equalizing ducts or super stream ducts, propeller boss cap fins, vessel specific designed propeller, rudder bulbs, full spade rudders, shaft generators, special antifouling hull painting and mass flow meters.
- Operational Efficiencies are another direct and easily attainable way to drive emissions and fuel consumption lower. Such operational efficiencies might include Just-in-Time arrival operations and they are driven by average voyage speed reduction.
- ZeroNorth project, with its digital transformation and data sharing capabilities informs our decision-making and may result in savings due to operational measures triggered by informed decisions onboard.

Over the year 2025 the composition of the CMB.TECH fleet changed substantially, reflecting the CMB.TECH strategy of diversification, decarbonisation, and fleet rejuvenation. The on-going fleet rejuvenation and diversification program had a significant impact throughout 2025 and will also shape the operational performance for the coming years, as confirmed with the on-going newbuilding program (with 38 vessels still to be delivered in 2026, 2027, 2028 and 2029).

All reported segments achieved at least a C rating or better for 2026, which means they meet or exceed the acceptable efficiency level. The reporting period 2025 resulted in an Annual Efficiency Ratio & CII rating of: Bocimar Newcastlemax/Capesize (2.13 B), Bocimar Kamsarmax/Panamax (3.75 B), Euronav VLCC (2.05 C), Euronav Suezmax (2.90 A), Delphis (5.86 A), and Bochem (8.02 A). For the EEOI, following performance was attained: Euronav (5.97), Bocimar Newcastlemax/Capesize (3.75), Bocimar Kamsarmax/Panamax (7.13), Euronav VLCC (3.93), Euronav Suezmax (2.70), Delphis (6.34), and Bochem (9.78), including all vessels owned by CMB.TECH except for: vessels TC-IN, CTVs, FSOs and vessels used as storage platforms.

CMB.TECH is in compliance with IMO 2030 target, if the current AER reduction speed keeps up (or accelerates). If current 2025 AER levels are compared to the 2008 reference line, both the Bocimar and Bochem fleet have already achieved the 2030 40% reduction target in 2025. The Euronav fleet is also already very close to the 2030 target with 38% reduction against 2008 baseline. Confirming the target of: "Reduction in carbon intensity of our fleet by at least 40% by 2030 compared to 2008."

CMB.TECH Transition plan

The following graphs present fleet trajectories on a consolidated basis for each shipping division. The reference trajectories are generated in line with IMO CII regulation which follow adopted reduction factors (MEPC.400(83)) to 2030, then tighten linearly to zero by 2050. For the fleet currently in operation, these trajectories are based on actual operational data from 2025 together with current and planned efficiency measures, both operational and technical.


BOCHEM
IMO 2050
Capacity-weighted average CII, All Vessels, Bochem
gCO2/capcity-nm
14
12
10
8
6
4
2
0
2025
2030
2035
2040
2045
Fleet Average CII (With measures)
Required CII (fleet avg)
Superior (A/B)
Upper (B/C)
Lower (C/D)
Inferior (D/E)


BOCIMAR
IMO 2050
Capacity-weighted average CII, All Vessels, Bocimar
gCO2/capcity-nm
3
2.5
2.0
1.5
1.0
0.5
0
2025
2030
2035
2040
2045
Fleet Average CII (With measures)
Required CII (fleet avg)
Superior (A/B)
Upper (B/C)
Lower (C/D)
Inferior (D/E)

IMO 2050
Capacity-weighted average CII, All Vessels, Delphis


gCO2/capcity-nm
9
8
7
6
5
4
3
2
1
0
2025
2030
2035
2040
2045
Fleet Average CII (With measures)
Required CII (fleet avg)
Superior (A/B)
Upper (B/C)
Lower (C/D)
Inferior (D/E)

IMO 2050
Capacity-weighted average CII, All Vessels, Euronav


gCO2/capcity-nm
3.5
3
2.5
2
1.5
1
0.5
0
2025
2030
2035
2040
2045
2050
Fleet Average CII (With measures)
Required CII (fleet avg)
Superior (A/B)
Upper (B/C)
Lower (C/D)
Inferior (D/E)



Water and marine biodiversity preservation

Ballast water treatment insights

Ballast water is essential to commercial shipping. It compensates for weight loss due to cargo operations and fuel consumption, thereby providing stability, reducing stress on the hull and improving propulsion and manoeuvrability. However, the water pumped in also contains a variety of indigenous organisms, which are later released outside of their natural habitats. While most transported species do not survive when the ballast water is discharged, some thrive in their new environment. With no natural predators, they outcompete, displace or kill native species.

To minimise and ultimately eliminate the transfer of harmful aquatic organisms and pathogens, shipping's global regulator, the IMO, adopted the Ballast Water Management (BWM) Convention (full name: International Convention for the Control and Management of Ships' Ballast Water and Sediments, 2004). The BWM Convention applies to all ships with ballast water capacity and active in international trade. This convention entered into force globally on 8 September 2017 and became mandatory for new vessels and those at their next special survey (5, 10, and 15 years, then every 30 months after 15 years). CMB.TECH tested several solutions prior to deciding upon a fleet wide roll out of the most energy efficient and performant system. As of 2022, CMB.TECH has all vessels falling under the BWM Convention equipped with water ballast treatment systems.

Vessel recycling

Ship recycling is a key focus for CMB.TECH, working closely with partners and shipping associations. Our fleet is in compliance with and is certified under both EU-SRR and HKC Inventory of Hazardous Material (IHM) and/or other notations (i.e. ENVIRO). These documents track a ship's entire lifecycle, starting from construction or inspection for existing ships. CMB.TECH complies with the latest EU regulations that foresee the introduction of an Inventory of Hazardous Materials (IHM) and a Maintenance Plan for each ship. In addition, CMB.TECH's fleet is carrying updated IHM, EU-SRR and HKC certification.

CMB.TECH believes in circular economy and maintains ships on very high standards during their life. Management evaluates whether ships will either continue to be used by other owners, be converted to prolong their lifespan or be recycled.



Overview initiatives and collaborations - Environment

For those of us tasked with operating the global fleet, one conclusion is clear: in the absence of strong global policy, industry momentum is critical. Decarbonisation will only succeed if the entire maritime ecosystem: fuel suppliers, shipyards, class societies, technology providers, and ship owners and operators, moves forward together, aligned behind practical, scalable solutions. That is why global initiatives and collaborations that deliver real environmental impact are imperative to the success of global shipping decarbonisation.

Global Maritime Forum

CMB.TECH is a founding partner of the Global Maritime Forum, an international non-profit organisation committed to shaping the future of global seaborne trade to increase sustainable long-term economic development and human well-being. For more information visit **https://globalmaritimeforum.org/**

Getting to Zero Coalition

The Getting to Zero Coalition (GtZ), a partnership between the Global Maritime Forum and the World Economic Forum, is an industry-led platform of more than 150 companies within the maritime, energy, infrastructure and finance sector, supported by key governments and IGOs. The Coalition is committed to getting commercially viable deep sea zero-emission vessels powered by zero-emission fuels into operation by 2030, maritime shipping's 'moon-shot' ambition. In 2023, CMB.TECH joined the Zero-emission Vessel Commitment by 2030. By joining the commitment, it allows ship-owning and chartering segments to send a corresponding signal and build confidence in the market for these essential fuels. For more information visit **https://globalmaritimeforum.org/getting-to-zero-coalition/**

INTERTANKO

The International Association of Independent Tanker Owners (INTERTANKO) is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national and international levels. The association actively works on a range of technical, legal, commercial and operational issues that have an influence on tanker owners and operators around the world. For more information visit **https://www.intertanko.com**

INTERCARGO

The International Association of Dry Cargo Shipowners (INTERCARGO) is an association that represents the interests of quality dry cargo shipowners. In 1980, INTERCARGO convened for the first time and since 1993 it participates at the International Maritime Organization with consultative status. For more information visit **https://www.intercargo.org/**

ITOPF

CMB.TECH is a member of ITOPF. The International Tanker Owners Pollution Federation (ITOPF) is a non-profit organisation and a trusted source of objective technical advice worldwide on preparedness and response to accidental marine spills. ITOPF has responded to over 800 incidents involving oil or chemical spills worldwide. Their highly skilled international team assists 24 hours a day, 365 days a year to provide impartial technical advice. ITOPF provides a wide range of technical services to back up our core role of responding to ship-sourced spills. For more information visit **https://www.itopf.org**

BIMCO

The Baltic and International Maritime Council (BIMCO) is an international association that represents shipowners. BIMCO has over 2,000 members that cover 62% of the world's tonnage. BIMCO creates maritime contracts & clauses, offers trainings, and also shares market insights and information on global regulations. For more information visit **https://www.bimco.org/**


EURONAV



Social and human capital

People approach

At the core of our mission lies the commitment to inspire and empower our mostly highly skilled and dedicated workforce to maximise their potential and to pursue their career aspirations within a healthy, stimulating and rewarding work environment.

Our operations span across shore-based offices in key locations such as Antwerp, Athens, Brentwood, Lowestoft, IJmuiden, Nantes, Oslo, Singapore, Hong Kong, Walvis Bay, Tokio and Houston, where we employ approximately 326 people. This expansive geographical reach reflects our deep-rooted maritime heritage and culture, cultivated over generations.

Onboard CMB.TECH vessels, we rely on the expertise of around 5,120 seafarers representing diverse nationalities. In an industry where competent seafarers are in high demand, CMB.TECH, together with our third party ship management partners, boasts a roster of qualified and experienced masters, officers, and crew members on all our vessels.

CMB.TECH is unwavering in its commitment to fostering a culture of teamwork and collaboration, both ashore and at sea. We prioritise authentic performance planning, appraisal, training, development, internal promotions or lateral career changes. Our policies are designed to elevate and recognise outstanding performance, engage our workforce and retain key talent. We take pride in celebrating the diversity within our workforce, which encompasses individuals with extensive service and experience in the industry, as well as newcomers with fresh perspectives. This blend of dedication and stability, enriched by diversity, has been instrumental in our ability to achieve exceptional results in an intensely competitive sector.

Our workforce brings a wide spectrum of educational and professional backgrounds to their roles, including expertise in areas such as nautical science, engineering, finance, business administration, law and the humanities. These professionals specialise in various aspects of tanker operations, crewing, marine and technical functions, as well as shipping corporate services. Virtually every member of our team is fluent in at least two languages, and half of our workforce is proficient in three or more languages, reflecting our commitment to a globally connected and multilingual work environment.


BREST

Transparency and ethical behaviour

Social policy/policies

Code of conduct

CMB.TECH adopted a Code of Conduct in order to assist all persons acting on behalf of CMB.TECH to act in an ethical way and with respect to the applicable laws and regulations. The Code of Conduct therefore ensures that CMB.TECH employees enhance and protect the good reputation of the group, more particularly in its relationship with customers, shareholders and other stakeholders, as well as with society in general. Our Code of Conduct can be consulted on our website: **https://cmb.tech/investors/corporate-governance/policies-and-documentation**

Staff Handbook

The Staff Handbook helps CMB.TECH comply with legal requirements and regulations relating to employment and sets out guidelines for ensuring high standards of ethical practices that need to be applied throughout the CMB.TECH community.

Whistleblower policy

CMB.TECH has adopted a Whistleblower Protection Policy to protect individuals who want to lawfully raise a legitimate concern. If an employee becomes aware of illegal or unethical misconduct. If an individual does not feel comfortable reporting concerns to a supervisor, manager or any other appropriate person within the company, he or she can use a free telephone service or web-based platform that enables him or her to report a concern in complete confidentiality, in his or her mother tongue. CMB.TECH's 'SpeakUp' service is hosted by an independent third party, People InTouch B.V., to ensure a straightforward, confidential, secure and convenient way of reporting.

For easier inquiry, CMB.TECH invites reporters to identify themselves. However, any person can file a complaint anonymously. The group addresses all complaints with the utmost confidentiality. The group does not, in any respect, engage in discriminatory practices against any individual who has lodged a complaint in good faith. The comprehensive Whistleblower policy is accessible on the CMB.TECH website.

Human rights

The Company places great importance on upholding and safeguarding human rights, encompassing the fundamental rights and freedoms outlined in the United Nations Universal Declaration of Human Rights.

CMB.TECH maintains a zero-tolerance stance towards practices such as slavery, child labour, forced or compulsory labour and human trafficking. Our comprehensive set of policies ensures that all CMB.TECH entities understand the significance of respecting human rights and are aware of the procedures to report any violations.

In light of CMB.TECH's worldwide operations, eventually also in areas characterised by an elevated risk of unethical practices, we implement enhanced vigilance to guarantee compliance with ethical standards. We are dedicated to conducting our business with honesty and actively working to prevent any instances of corruption or bribery. CMB.TECH consistently champions labour and human rights in its operations, guided by our corporate 'Code of Business Conduct and Ethics' along with various specific policies, such as the 'Anti-corruption Policy' and the 'Whistleblower Protection Policy.' Additionally, our employees participate in required annual training to strengthen these principles.

We assess and select firms, agencies and other third parties before engaging in business or partnerships, in alignment with our Third-Party Risk Policy. This policy clearly defines our standards and expectations. Regular audits and inspections of these entities, particularly those with staff at our sites, serve as an assurance mechanism that our standards are consistently upheld and effective.

Respect for people extends not only to our own employees but also to those involved with subcontractors and suppliers. In 2025, there were no reported violations of human rights, and no fines, penalties or compensation for damages resulting from breaches of our policies were incurred. Nevertheless, we maintain an unwavering commitment to vigilant monitoring to swiftly address any deviations from our policies.

People management

Approach shore

Flexible working

We prioritise the wellbeing of our employees and actively support it. Our goal is to create a collaborative and stimulating work environment that caters to diverse staff needs and encourages a healthy work-life balance. Recognising the evolving nature of work, we have embedded flexible working within our organisational culture, providing our employees with opportunities to work from home as well as in the office.

Crew management

Crew management requires a joint taskforce. It comes with recruitment by our external ship managers and requires strict adherence to STCW and additional training matrices.

The key to success is offering seafarers a stable and safe working environment, good accommodation and a nice working atmosphere on board. Our seafarers should also get chances to grow in their careers. By always keeping these goals in mind, we achieve high retention rates and long-lasting employments.

While the day-to-day crewing operations are managed by our ship managers, CMB.TECH keeps a strong engagement to closely cooperate with the crew on board. This is done through participation in crew conferences and seminars, and through vessel visits by shore personnel, There are short communication lines between the Masters and Chief Engineers and our Operations and Technical teams ashore, enabling fast and proper decision-making when needed.

Another important aspect of crew management is training. Together with our ship managers, we monitor training needs to be best-in-class for the technologies we use on board our vessels, but also to be prepared for safely operating the ammonia-powered vessels of tomorrow. Life-long learning goes beyond new ship designs and technologies; safety training and cyber security remains a top priority.

In all this, we shouldn't forget to pay attention to the mental health of our crew. Leadership plays a big role here, from the Senior Staff on board and from the Management ashore. With strong leadership, crew on board feel supported and confident in their jobs.

Through surveys and benchmarking with industry studies such as the Seafarer Happiness Index by the Mission to Seafarers, we gauge where our Company stands. For 2025, CMB.TECH crew has given an average score of 8.32 on the Seafarer Happiness index. This is well above the industry average of 7.27 as reported by the Mission to Seafarers for the 4th quarter of 2025. We are pleased with this result but at the same time aware that mental health on board requires continues commitment from our side.


WINDCAT
ROTTERDAM
H
12.6T

Talent attraction

At CMB.TECH we continuously seek new talent to strengthen our organisation. To reach a broad and diverse audience, all shore-based career opportunities are published on our website and promoted via our LinkedIn and Instagram channels. For crew positions, applicants can apply directly via a dedicated link on our website.

To further enhance our visibility as an employer of choice, CMB.TECH actively participates in job fairs and career events throughout the year. These moments offer valuable opportunities to connect with potential candidates, showcase our innovative projects, strengthen our employer brand, and increase name recognition within the talent market. By maintaining a strong presence at these events, we aim to build long-term relationships with prospective candidates and attract new talent more easily.

Shore employees

We aim to attract, inspire and support talented and dedicated individuals who want to contribute to our company's vision. Our goal is to offer a challenging yet rewarding work environment in which employees can grow and thrive.

Our workforce is built on a diverse mix of skills, experience and backgrounds, ensuring we have the expertise needed to advance our business. We value diversity and provide equal opportunities regardless of gender, age, culture or personal circumstances. Recruitment decisions are based solely on selecting the most suitable candidate for each role. We also encourage applications from seafarers who wish to transition into shore-based positions aligned with their expertise.

Internal mobility is highly valued within our company, as it promotes career development and boosts team motivation. To support this, new vacancies are posted on our internal communication platform first, giving current employees the opportunity to apply. Beyond open roles, all employees are encouraged to discuss their career aspirations and development goals as part of our regular performance process as well as during the regular meetings with team leads.

While internal career growth remains a priority, we also recognise the added value of external recruitment. New talent brings fresh perspectives and innovative ideas, helping us continuously evolve and improve. Therefore, when appropriate, we also advertise positions externally

Seafarers

Starting a career at sea is a brave decision. It is choosing to leave the beaten track, to face not only professional challenges but also natural phenomena such as heavy weather and storms, far away from the protection of safe havens.

To prepare for this, the education of seafarers is broad-ranging, it includes navigational skills, safety and security training, maritime English, crowd management and much more. There are few professions asking such a wide variety of competencies.

At CMB.TECH, we value the commitment of our Cadets and we are actively involved in offering, cadetships to young graduates from Maritime Academies worldwide, together with our ship management partners.

When embarking on our vessels, Cadets and Apprentices get to work with seasoned Officers and Crew. Our Senior Staff can share best-practises gathered over many years and show them the ins and outs of life at sea. The knowledge of the Cadets also brings great value to the ships. They have followed training in the newest technologies and they come with a fresh perspective, bringing insights that one can only have when experiencing something for the first time.

Our crew is as much diverse as our fleet. The cadetship programs we support are multinational. Through various initiatives we want to broaden this even more, so after the Africa Maritime Day, we decided to engage Cadets from Ghana.

From the Philippines to Canada, over Belgium, Ukraine and India, we are proud of the young cadets joining our fleet.

> "My first days at sea were unforgettable: Spain on one side and Morocco on the other side"
>
> **Deck cadet Thomas**

Training and development

CMB.TECH engages in performance planning, appraisal, training, development and internal promotion. Our policies are aiming to improve and reward performance, promote employee engagement and retain key talent.

To support these objectives, we have implemented a comprehensive system of ongoing training programmes, webinars, seminars and other learning opportunities. This approach ensures that all employees remain fully aware of their daily operational responsibilities. During the appraisal process, training needs are identified and customised training plans are prepared. Training sessions take place in a dedicated training room or online through a computer-based programme. We actively encourage employees to participate in these initiatives, as continuous learning and development are a core part of our training vision. We are committed to promoting a culture of growth, curiosity and ongoing professional development throughout the organisation.

Performance management

We are committed to fostering a high-performance culture supported by a structured and transparent Performance Management Process.

Shore personnel

All shore employees participate annually in a formal performance review, which includes both a self-assessment and an evaluation by their manager. This ensures alignment between individual contributions, development priorities and the company's broader objectives. To reinforce continuous growth, this annual cycle is complemented by mid-year check-ins between employees and their line managers. These meetings create space for ongoing feedback, strengthen engagement and help identify opportunities for further development.

By integrating regular discussions on performance and career aspirations, we aim to empower our employees to reach their full potential while supporting the long-term success and sustainability of the organisation.

Seafarers

For all our seafarers, a performance appraisal process is implemented.

All officers and crew are evaluated by their direct head-of-departments on board. Different criteria are set for deck, engine and catering department. In addition to these on-board appraisals, some senior ranks on board are also evaluated by the shore management directly involved in the management and operation of the vessels.

The appraisal process reflects on the contribution of the seafarer to the vessels' operation and objectives and it also appoints opportunities for improvement and skills development. The group considers the appraisal process as a crucial tool for the seafarers' career planning.

Training and development Indicators

Figure 17: Training and development

6,259
Total training hours Shore employees

54,003
Total training hours Seafarers

92.02 %
Sea Staff Retention Rate

Goal: 85.00%

Diversity and inclusion/equality

We take pride in the diversity that defines our workforce. Many colleagues at CMB.TECH contribute years of valuable experience, while new joiners bring fresh perspectives that enrich our organisation. Our commitment to fostering long-term engagement and stability, combined with a deliberate focus on attracting new talent, continues to deliver strong results in an exceptionally competitive industry.

The Supervisory Board has been informed of the law of 28 July 2011 on gender diversity as well as the recommendations issued by the Corporate Governance and Nomination Committee regarding the representation of women on the Supervisory Boards of listed companies. Our Supervisory Board fully complies with the gender diversity principles.

Diversity policy

At CMB.TECH, our commitment to diversity and inclusion is rooted in offering high-quality employment opportunities and encouraging career development based on each individual's qualifications, experience and potential. We recruit in a fully objective manner, ensuring that every candidate is assessed fairly and consistently, with equal opportunities at the core of our approach. By focusing on the strengths and capabilities of each employee, we aim to build a team that reflects a rich variety of perspectives.

We strive to cultivate an inclusive workplace where everyone is treated with dignity and respect. By investing in continuous talent development, we enhance employees' competencies while supporting sustainable professional growth across the organisation.

We actively promote equal opportunities for internal mobility and provide transparent guidance and support throughout these processes. CMB.TECH firmly believes that a well-balanced mix of backgrounds, experiences and viewpoints leads to more thoughtful decision-making and stronger results. Diversity and inclusion are not only values we embrace, they are key drivers of the long-term success of both our people and our company.

Figure 18: Generational diversity


100%
80%
60%
40%
20%
0%
2.3%
14.8%
25%
34.4%
23.5%
9.51%
16.56%
20.55%
28.22%
25.15%
Offshore
Onshore
Age 18-29
Age 30-39
Age 40-49
Age 50-59
Age 60+


H2

Nationalities within CMB.TECH

35

nationalities

Offshore


0% - 5%
5% - 10%
10% - 20%
>20%

Nationalities within CMB.TECH

31
nationalities

Onshore


0% - 5%
5% - 10%
10% - 20%
>20%

Gender Equality

Women in Shipping

The shipping industry has traditionally been male-dominated. However, things are slowly changing. Across the maritime sector, various initiatives are actively working to promote gender equality and to make shipping more attractive and accessible to women. International organisations such as the International Maritime Organization (IMO) and industry networks like Women's International Shipping & Trading Association (WISTA) play an important role by raising awareness, supporting education and training, fostering professional networks and highlighting female role models.

In 2021, the IMO for example adopted a resolution declaring an International Day for Women in Maritime, to be held on 18 May every year. The IMO has also been running a Women in Maritime programme since 1988, a time when few maritime training institutes even permitted female students. These initiatives contribute to breaking down traditional perceptions and encouraging more women to consider careers in maritime and shipping-related fields.


CLEANERGY
SOLUTIONS

Women at CMB.TECH

At CMB.TECH, we continue to strengthen the representation and impact of women across our onshore and offshore workforce.

Our commitment to diversity and equal opportunities as indicated before, ensures that women increasingly take up key roles in all the different onshore departments. Our onshore teams reflect a growing community of talented women whose expertise, leadership and perspectives directly contribute to our innovation and long-term success.

More precisely, on 31 December 2025, the CMB.TECH Supervisory Board was 33% female. 30% of the senior management roles were taken up by women and 24% of our middle managers were women.

Communication channels

Investor relations

CMB.TECH strives to communicate openly and transparently towards our stakeholders on a regular basis. After each quarterly earnings release, our Management Board presents the quarterly results during a virtual conference call. This conference call is followed by a Q&A. For investors and analysts who are not able to attend, the recording and script are subsequently published on our website along with a PDF of the presentation. We also hold frequent investor and analyst presentations, as well as virtual roadshows.

Furthermore, occasional conference calls & investor days are set up. We also participate in several conferences.

On our annual General Shareholder meeting, which is held on the third Thursday in May after the financial year, our key shareholders cast their votes on important matters that can affect our company.

All investor related information can be consulted on the investor page on the CMB.TECH website: https://cmb.tech/investors

Communication towards employees

CMB.TECH strives to communicate with its employees in a direct and transparent way on a regular basis. To build employee relationships, we have continued to use, and also implemented, new platforms to improve our internal communication.

With ad-hoc and quarterly Town Hall meetings, we inform all our employees on important matters happening within the group.

The employees furthermore receive daily updates through our internal communications platform, ABOARD. Other communication channels that are frequently used are info sessions given by employees of the company and physical meetings.


BOCIMAR

HR accomplishments

In the context of the second merger within 18 months, 2025 was still dominated by ensuring continuity and aligning work practices. In doing so, we proceeded as follows:

Shore

- Giving everyone a definite place in the organisation. Defining a new structure per team/department. Encouraging teams to work together. Participation in the successful reorganisation of the operations department resulting in even more expertise in middle management.
- We continued the process of harmonising all wage components to achieve a uniform wage policy. Our policies were also rewritten and reintroduced. Adjusting job titles and job descriptions is an ongoing business.
- Successful roll-out within Windcat of the previously Implemented Applicant Tracking System for headquarters for successful recruitment within the Group. New countries are scheduled to join.
- Further development of the induction program to successfully integrate not only new hires but also the merged population in the group to get them up to speed on CMB.TECH.
- The training process was thoroughly explained to managers and employees. Launch of a basic leadership program to upskill our managers.
- We conducted a psychosocial survey with very good results compared to the benchmark. The action plan will be further discussed with department heads in 2026.


H2
ARFF

Collaborations and contributions - Society

Charity policy

CMB.TECH's focus is on charitable donations where the group believes it can make a tangible improvement to parts of society that we are engaged with or are close to. This is a dynamic area and we are constantly assessing the efficacy and focus of our charitable efforts.

Overview

CMB.TECH wants to positively impact the communities where we live and work. We do this by building relationships and inspiring charity and goodwill both inside and outside the group. We actively encourage our staff to engage in community initiatives and support employee involvement, be it volunteering, fundraising or donations through options such as fund-matching or sponsoring specific events. A few of the charities to which CMB.TECH contributes financially, in line with its policy, are described below.



TAJO - Talentenatelier voor Jongeren

Through interactive Saturday workshops, TAJO introduces young people between the ages of 10 and 14 to a wide variety of professions and the competencies and talents that go with them. Experienced guest teachers give these workshops in an enthusiastic and experiential way. During 3 years several topics are handled, giving the students the opportunity to get a broad view on possible future career paths. In this way, young people can experience for themselves which fields appeal to them and are encouraged to study in a direction that will take them further, in school and in life. TAJO is there for everyone, but with priority for those who need it most. The organisation is based on a similar programme in the Netherlands and was already active in Belgium in Ghent & Kortrijk. In September 2024, they opened the weekend school in Antwerp. For more information visit: **https://tajo.be/**



Nakayale

Nakayale Academy for Orphans and Marginalised Children is a school located in Etunda in the western Omusati Region of Namibia. The school opened its doors in January 2016. It is a unique institution, the only facility to take in children from this remote region, who have been seriously neglected, without access to education, healthcare, clean water and proper feeding and provide them with full board and lodging, clothing, medical care, sports training, art, music and exposure to the world beyond their village. Enrolment is 100 percent free of charge and students are exposed to the highest standard of education through partnership with St Paul's College. The education system is based on the student-centred, rotation learning model with one teacher per 15 children in a class, allowing for continuous student-teacher engagement. For more information visit: **https://nakayale.academy/**



Youngship

Youngship is a non-profit organisation founded by and made-up for maritime professionals aged up to 39 years old. Their goal is to provide a platform for competence and network development and promote young professionals in the Belgian Maritime Cluster. For more information visit: **https://youngship.com/belgium/**

Sailor's Society

Sailor's Society is a global charity that supports seafarers and their families worldwide. They provide 24/7 practical and mental health support and wellness training. Sailors' Society works with port chaplains that visit vessels to offer assistance to the crew onboard. For more information visit: **https://sailors-society.org/about-us/**

Valero Benefit for Children

In 2025, the Valero Benefit for Children, in conjunction with the Valero Texas Open, raised over USD 25 million in net proceeds, marking a significant contribution to children's charities. This event, which has been a long standing tradition since 2002, is organised by the Valero Energy Corporation to support children's causes in communities where Valero operates. Over the past century, the Valero Texas Open has amassed over USD 281 million in net charitable contributions, reflecting its enduring commitment to making a positive impact on the lives of children in need. For more information visit: **https://www.valero.com/valero-benefit-children**

Great Whale Conservancy

CMB.TECH is part of the Whale Guardian programme of the Great Whale Conservancy to investigate how to mitigate whales strikes across the globe. Under the Whales Guardian programme we: a) map the key whale habitats and identify areas for potential speed limits, b) provide instructions to our mariners to either temporarily reduce speed and/or deviate without jeopardising navigational safety and commercial purpose; these voluntary measures have immediate effect at the Canadian East Coast, the west coast waters at California (USA) and the Hellenic Trench, c) work with well-known industry peers to amplify impact, d)explore and cooperate with global and local stakeholders to secure safe and ecologically sustainable passages; our support is lobbying for reviewing big traffic separation at Sri Lanka, British Channel, Malacca, etc. For more information visit: **https://www.whaleguardians.org/**

Health & Safety

Our approach to health

Supporting the health of personnel both on board and ashore is a very important aspect of our Company Management system. Our working environment is continually monitored to ensure that we maintain healthy conditions. Our health standards and guidelines pay specific attention to important issues such as general living conditions, crew wellbeing, physical exercise, storage of food, and nutrition practices. Medical advice and assistance, for physical as well as mental health is available 24/7.

Shore

CMB.TECH fosters a work environment that actively supports the physical and mental wellbeing of its employees. We encourage regular exercise and physical activity by offering discounted fitness subscriptions and facilitating group participation in organised runs. In addition, we promote healthy eating habits and work to minimise workplace hazards. We provide healthy meals and fruit in the office and ergonomic workstations with adjustable desks and chairs that promote good posture, as well as ergonomic keyboards and mice.

Seafarers

Physical health on board is a crucial aspect of crew management. Our goal is to have all our seafarers going on board in good health and returning safely home after a successful contract, in the same health condition. This can only be achieved by sea and shore-staff working together and by focusing on multiple aspects of physical health. More information on physical health can be found on page 97.


CMB
.TECH

Policies

Health, hygiene and safety policy

CMB.TECH places health, hygiene and safety as first priority in its operations. Ensuring that every colleague can carry out their duties in a secure and heathy environment remains the main focus.

The group is furthermore committed to take all reasonable precautions and measures, during the operation of its vessels, in order to ensure safety at sea, prevention of human injury or loss of life and avoidance of damage to property.

Alcohol and drug policy

CMB.TECH is fully committed to maintaining a safe and healthy working environment by implementing, directly or through our third party ship managers, strict drug and alcohol policies. Any violation of these policies, including illegal possession, consumption, distribution or sale of drugs or alcohol by any shipboard and shore personnel, shall lead to instant dismissal and will expose the person to legal proceedings.

Mental health

Mental health is a state of mental wellbeing that enables people to cope with the stresses of life, realise their potential, learn well and work well, and contribute to their community. It is an integral component of health and wellbeing that underpins our individual and collective abilities to make decisions, build relationships and shape the world we live in. Mental health is a basic human right and is crucial to personal, community and socio-economic development.

CMB.TECH takes mental health very seriously for its sea and shore staff. A specific HSQ system is in place with the highest standards of safety in marine transportation and mental health is part of this system.

In Antwerp, CMB.TECH conducted its five-yearly psychosocial wellbeing survey, carried out anonymously by Securex, their external Service for Prevention and Protection at Work. The survey assessed key aspects of the psychosocial work environment, including work organisation, job content and interpersonal relations. Securex analysed the results and provided recommendations that helps us further strengthen our wellbeing policy, ensuring a healthy and sustainable work environment for all employees.

For our seagoing crew, several programs exist to give mental support, customized to the specific needs of the individual. Where a crew member at the start of his career might be in need of mentorship from an experienced Colleague to gain confidence in his job, somebody else might seek for external help to deal with private problems while working at sea, far away from family and friends.

CMB.TECH supports the initiatives deployed by its Ship Managers and at the same time the company is actively committed to the All Aboard Alliance, underwriting an engagement to our seafarers who are in the heart of our industry. The focus areas are safe working conditions, improved physical and mental health, diversity and inclusion and flexible and attractive careers at sea. Health, safety, inclusion and wellbeing will always be core values and continues efforts are made to improve living and working at sea in all its aspects.



Physical health

Shore

CMB.TECH aims to encourage employees to incorporate sports into their workday and to participate in several sporting events, such as local running competitions.

Seafarers

With vessels performing long sea-passages, far away from shore medical facilities, physical health on board remains a top priority.

All vessels in the fleet are equipped with an on-board hospital, gym area and large refrigerating rooms for fresh provisions. This way we want to guarantee a healthy working and living environment for our crew. Together with our ship management partners, we not only facilitate a healthy lifestyle, it is also promoted in various campaigns.

All officers and crew on board are trained in compliance with the STCW-requirements, including medical trainings and the medical chests are kept with upmost care. Next to this, specialised medical services are available 24/7 to provide guidance and advice on any medical situation. Procedures for medical emergencies are put in place and also ashore everybody directly involved in the management of the fleet is guided and trained to take up their roles and responsibilities in case of emergencies and medical evacuations.

At the same time, there are continued collaborations with dedicated medical centres and physicians worldwide in charge of the pre-joining medical examinations and radio-medical advice.

CMB.TECH is committed to keep this focus on physical health and make every effort to contribute to a healthy working environment on board our ships.




WINDCAT ROTTERDAM

Safety

Safety & quality are paramount at CMB.TECH

At CMB.TECH, safety and quality are an important part of our daily operations. Both safety and quality are considered in every decision, every operation and every innovation across our offshore vessels, hydrogen and ammonia infrastructure and ocean-going fleet.

As we look ahead, our commitment is clear and unwavering: to safeguard lives, protect the environment and consistently deliver services of the highest quality. In 2025, we strengthened our journey toward zero harm—zero injuries, zero ill health, zero property damage and zero environmental harm.



Health Safety, Quality and Environment (HSQE) Management System

The CMB.TECH HSQE management system is continuously evolving to support a more integrated, future-ready organisation where workplace safety, innovation, and ocean-going fleet HSQE functions are fully aligned and work in cohesion to promote group-wide safety excellence.

The HSQE structure enhances consistency, improves knowledge transfer between shore and sea, and ensures that safety and quality considerations are embedded early in both operational and innovative developments.

Together with external partners, CMB.TECH collaborates proactively to identify risks, share learnings and drive continuous improvement across all divisions.

Within CMB.TECH, several business units and brands are certified to ISO 9001 (Quality Management Systems), ISO 14001 (Environmental Management Systems) and ISO 45001 (Occupational Health & Safety Management Systems), reflecting a unified and forward-looking commitment to quality, environmental stewardship and workforce wellbeing.

Across our divisions— Bocimar, Euronav, Bochem, Delphis and Windcat—we comply with the ISM Code and MLC, while ISO 27001 (Information Security Management) and ISO 50001 (Energy Management Systems) are being progressively rolled out across all divisions to further harmonise safety, resilience and energy efficiency at Group level.

In parallel, CMB.TECH maintains a strong focus on rigorous internal audits and compliance with ISO

standards and regulatory frameworks specific to hydrogen infrastructure. These insights are increasingly aligned with our maritime HSQE framework, ensuring a consistent and robust safety culture across both established and emerging business lines.

Through integration, collaboration and continuous improvement, CMB.TECH's HSQE management system is designed to strengthen group safety today while supporting safe, sustainable growth into the future.

Preparing for emergencies

The maritime industry operates in an inherently high-risk environment, with potential threats to life, assets and the environment. While advances in technology, vessel design and procedural controls have significantly reduced these risks, emergencies cannot be eliminated. Effective management of such situations depends on a strong, well-structured emergency preparedness and response framework.

Following the acquisition of the Golden Ocean fleet, CMB.TECH has undertaken a thorough and critical review of its existing emergency preparedness framework to ensure alignment across an expanded and more diverse operational footprint.

To ensure a consistent and coordinated response across the group, regular tabletop and simulation exercises are conducted involving vessel crews, shore-based teams, class societies, flag administrations and relevant third-party stakeholders. These exercises test decision-making, communication and escalation processes under realistic conditions. Structured post-exercise evaluations and the systematic capture of lessons learned are used to continuously refine emergency manuals, training programmes and response strategies.

Raising safety standards

At CMB.TECH, raising safety standards is an ongoing and deliberate pursuit, embedded in our culture and integral to how we operate and grow. Moving beyond regulatory compliance, we focus on anticipation, prevention and continuous improvement. Our approach is structured around three interconnected pillars:

1. Proactive safety enhancements:

The Asset Quality Assurance Programme has been rolled out to establish a structured, transparent, and consistent approach to the collection of inspection data and condition-monitoring data across the oceangoing assets. By leveraging this data through advanced analytics, we are moving decisively toward a data-driven model that enables predictive insights and prescriptive solutions. This approach allows us to anticipate asset degradation, prioritise interventions before failures occur, and make informed decisions that enhance safety, reliability, and lifecycle performance. Ultimately, the programme strengthens asset integrity while supporting our ambition to embed foresight, resilience and continuous improvement at the heart of our operations.

Our HSQE teams work in close partnership with managers across the group, fostering strong engagement and open dialogue to continuously raise standards. Through the systematic sharing of lessons learned, best practices and operational insights—from both successes and incidents—we strengthen collective understanding and drive consistent improvement. This collaborative approach ensures that knowledge gained in one area is effectively transferred across divisions.

CMB.TECH fosters an open, transparent and respectful culture in which every individual is encouraged to speak up. Open communication is viewed as a cornerstone of continuous improvement, enabling early identification of risks, concerns and opportunities for enhancement.

Employees, whether onboard or ashore, are empowered to report safety concerns, near misses, incidents and workplace grievances without fear of retaliation or adverse consequence. A robust whistleblowing framework, supported by a structured grievance and complaints handling process, ensures that all reports are treated with strict confidentiality, impartiality and due diligence.

Clear escalation pathways, defined timelines and independent oversight reinforce trust in the process and ensure concerns are addressed fairly and consistently. By promoting a strong speak-up culture, a clear and consistent message on raising safety standards is actively promulgated through leadership-led seminars, crew engagements, and routine onboard and shore-based briefings. These interactions reinforce expectations, promote shared accountability and ensure that safety remains at the forefront of daily operations.

- CMB.TECH has further strengthened and expanded its commitment to safety by actively engaging with Rio Tinto's Drive for Operational Excellence and Safety (DOOS) programme and the Together in Safety Coalition. This engagement reflects our ambition to go beyond internal compliance and contribute to raising safety standards across the wider industry.
- Onboard visits by CMB.TECH provide an opportunity for direct engagement, open dialogue and real-time assessment of operational practices, enabling us to identify potential risks, share best practices and support our crew in maintaining the highest safety standards. By being present alongside our teams, we strengthen trust, accountability and a culture where safety and wellbeing are truly lived values.

- CMB.TECH embraces innovation as a core enabler of safety. We actively explore and implement the latest technologies and advanced solutions to enhance operational safety, improve monitoring and predictive capabilities, and reduce risks across our fleet and infrastructure. By combining cutting-edge tools with our strong HSQE framework, we ensure that innovation translates into tangible safety improvements, operational resilience and industry-leading performance.

2. Incident investigation

Every incident, irrespective of severity, is regarded as an opportunity to strengthen our systems and prevent recurrence. Investigations are conducted using structured and recognised methodologies, including the Loss Causation Model, Bow-Tie Model etc. enabling analysis beyond immediate events to identify underlying and systemic factors.

Reviews are led by trained and competent personnel from both shipboard and shore-based teams, ensuring consistency, objectivity and thorough oversight. Findings are translated into targeted corrective and preventive actions that address root causes, reinforce operational controls and enhance the overall resilience of our safety management systems.

3. Sharing experience

CMB.TECH conducts quarterly HSQE community meetings to foster cross-divisional collaboration and continuous learning. These meetings provide a structured platform to share safety alerts, lessons learned, and emerging best practices, ensuring that knowledge is disseminated across the organisation by promoting open dialogue and collective problem-solving.

During these meetings, existing policies are systematically reviewed, and new policies and procedures are carefully developed and rolled out, ensuring that our HSQE framework evolves in line with operational experience, regulatory expectations and industry-leading practices. This continuous cycle of collaboration, learning and policy enhancement strengthens organisational resilience and reinforces a proactive safety culture across the group.

4. Internal and external communication for safety and operational excellence

CMB.TECH leverages multiple communication channels to ensure alignment, awareness, and continuous learning across the organisation. Internally, the company's platform "ABOARD" serves as a central hub for disseminating information to shore personnel. For the ocean-going fleet, communication initiatives include:

- Quarterly publications to inform stakeholders of key developments.
- Targeted safety communications to reinforce company priorities, operational focus areas, and emerging safety trends.
- Crew seminars focus on real-world incidents and case studies, facilitating leadership engagement, discussion of actionable strategies and practical learning.
- Externally, CMB.TECH actively participates in industry forums such as the Workboat Association, INTERTANKO and INTERCARGO, enabling benchmarking, sharing insights, and adoption of emerging best practices to continually enhance safety and operational performance.
- Through direct and indirect engagement with Together In Safety (TIS) and its partners, CMB.TECH leverages a broader platform to reach our most valuable assets—our employees. This engagement ensures clear, consistent guidance on safety expectations, reinforces our safety culture, and provides practical tools and insights that empower our teams to act confidently and responsibly in their daily operations. By connecting with TIS, we extend learning, best practices and safety awareness across the organisation, strengthening both individual accountability and collective safety performance.

Safety accomplishments

Leadership and safety culture initiatives

- Safety connect sessions with senior management were conducted by our managers
- Crew seminars focused on safety culture
- Human element leadership workshops were conducted,
- A crew-led group safety inspection program was implemented across the fleet, with focused critical equipment inspections.
- A quarterly "Safety Winner" initiative recognises crew that identify hazards and implement preventive measures, reinforcing positive safety behaviours.
- Safety KPIs, including LTI/TRC, are continuously monitored with improvement plans implemented
- Safety campaigns based on trends from internal audits and external inspections (PSC, SIRE, CDI, RightShip), focusing on systemic improvement and onboard implementation.
- A structured approach to disseminating safety information, regulatory updates, and operational learnings across the fleet to promote awareness, compliance, and continuous improvement.

Fatality Prevention Program

The Fleetwide Fatality Prevention Program (FPP) has been fully implemented across vessels, with audit reviews and consistent application of critical controls emphasised

High-consequence risks are addressed through targeted FPP initiatives.

CMB.TECH – Safety & Crew Conference & Visits onboard

Crew conferences (ratings & officers owners' visits & safety interaction conferences have been conducted in Athens (28–29 April 2025 – Ratings), Mumbai (February 2025), Antwerp (12 June 2025 – Senior Crew & Staff), and Chisinau, Moldova (10–11 December 2025 – Officers & Staff).

Structured management ship visits promote open safety dialogue, verification of critical controls, and reinforcement of onboard leadership commitment.

Lessons from Incidents (LFI) - Sharing & Discussion

A fleetwide LFI framework is applied to all incidents, with lessons shared and tracked through compliance systems.

External learnings from CMB.TECH and other industry sources are circulated for proactive risk mitigation.

Engagement with External Bodies

INTERTANKO, full participation in industry forums, safety committees, and working groups ensures alignment with best practices and regulatory developments.

Rio Tinto DOOS program and alignment with DBMS framework.

Workplace Safety Management

Cultural evolution: Improved reporting willingness and psychological safety.

Learning from change: Post-incident and post-change reviews feeding back into training needs.

We continue to foster a proactive safety mindset and a culture of continuous quality improvement among our people, both ashore and on board.



Our safety performance

CMB.TECH tracks safety performance through clear metrics. Below is an overview of key safety indicators across divisions:

Table 11: Group safety data

KPIS	2023			2024			2025		
	Ocean-going	Offshore	Windcat	Ocean-going	Offshore	Windcat	Ocean-going	Offshore	Windcat
Fatal incidents	0	0	0	0	0	0	0	0	0
Lost Time Injuries (LTI)	4	0	0	3	0	2	5	0	2
LTI Frequency rate	0.29	0	0	0.34	0	3.15	0.31	0	3.15
Total Recordable Cases (TRC)	5	0	0	4	0	2	8	0	2
TRC Frequency rate	0.36	0	0	0.45	0	3.15	0.49	0	3.15
Manhours	13.681.918	1.679.856	658.177	8,787,120	1,301,256	634,130	16,228,617	1,301,256	634,130

Fatal incident: a work-related incident with fatal outcome.

Lost Time Injuries (LTI): These are work-related injuries which result in an individual being unable to carry out any of his duties or to return to work on a scheduled work shift on the day following the injury, including fatalities.

LTI Frequency (LTIF) rate: This is the number of Lost Time Injuries per million exposure (man-hours) hours.

Total Recordable Cases (TRC): This is the sum of LTI + less severe injuries which results in an individual being unable to perform a normally assigned work function during a scheduled work shift and thus being given a less than normal assigned work function on the day following the injury, and/ or require only minor medical attendance.

TRC Frequency (TRCF) rate: This is the number of Total Recordable Cases per million exposure (man-hours) hours.

Exposure hours (man-hours): Number of persons on board x days being on board x 24.

Security

Cybersecurity and data protection

CMB.TECH gives high priority to cybersecurity. Throughout the year, this heightened awareness within CMB.TECH has been instrumental in identifying and addressing critical cybersecurity challenges both onshore and offshore.

The evolving threat landscape, the broadening attack surface, and the ongoing commitment to transparency necessitate active collaboration with our strategic partners. Together, we are dedicated to securing and fortifying a reliable information security data platform that prioritises data security. This commitment aligns seamlessly with our enhanced cybersecurity and data protection policy, inclusive of comprehensive mitigation measures and a meticulously formulated incident response plan. We conduct regular risk assessments for both Operational Technology (OT) and Information Technology (IT) systems, implementing corresponding mitigating actions.

CMB.TECH places a strong emphasis on the continuous training of shore-based personnel, crew, and contractors in cybersecurity protocols. Regular updates ensure that our team remains well-versed in the latest developments. Additionally, cybersecurity awareness training sessions and exercises are conducted for both onshore and onboard personnel.

Our fleet endeavours to be at the forefront of adopting secure technologies. Collaborating closely with service and product vendors is pivotal in validating real-world, standards-based cybersecurity capabilities that effectively address business needs onboard. Our goal is to introduce advanced cybersecurity measures and secure infrastructure that not only inspire technological innovation but also foster the growth of our fleet.

We achieve this through:

Practical cybersecurity:

- Implementation of standards-based, cost-effective, repeatable and scalable cybersecurity solutions to secure data and digital infrastructure.

Cyber compliance:

- Employing methods and tools to ensure compliance with cybersecurity best practices and regulatory frameworks.

Vulnerability scans:

- To enhance our cybersecurity posture, we have also incorporated yearly vulnerability scans into our cybersecurity strategy.
- These scans play a pivotal role in identifying and addressing potential weaknesses, contributing to the overall resilience of our systems and data protection measures.
- This proactive approach ensures that our cybersecurity initiatives remain adaptive and responsive to the evolving threat landscape.

Centralised management and monitoring:

- Implementing a Remote Management and Monitoring platform to gain a comprehensive overview of the fleet.
- Providing secure, monitored and recorded remote access to all IT infrastructure, including vessel assets, all user endpoint devices and other active network components.

Advanced antivirus and Endpoint Detection and Response (EDR):

- Deploying an EDR solution for continuous monitoring and response to advanced threats on all endpoints.
- Establishing ~~a~~ centralised dashboards for on-shore and offshore visibility into endpoint security status and alerts.

CMB.TECH remains steadfast in its commitment to fortifying its cybersecurity posture, embracing technological advancements, and fostering a secure environment for its maritime and land based operations.


CMA CGM
CMA CGM DOLOMITES


EURONAV

Our governance

Our governance

Approach

Code of Business Conduct and Ethics

CMB.TECH has adopted and applies a Code of Business Conduct and Ethics. The purpose of the Code of Business Conduct and Ethics is to help all employees to enhance and protect the good reputation of CMB.TECH. The Code of Business Conduct and Ethics articulates the policies and guidelines that highlight the values of CMB.TECH, more particularly in its relation to customers, suppliers, shareholders and other stakeholders, as well as society in general.

The full text of the Code of Business Conduct and Ethics can be consulted on the Company's website www.cmb.tech, under the section Corporate Governance.

The Code of Business Conduct and Ethics (the 'Code') has been adopted by the Supervisory Board (the 'Board') of CMB.TECH NV (together with its subsidiaries, the 'company') for all of the company's employees, directors and officers ('Relevant Persons').

The guidelines for the conduct of individuals in the Code applies to relationships with colleagues, customers, suppliers and government agencies with equal importance. CMB.TECH should present itself as a professional and responsible organisation and the Code sets out a set of basic principles to guide Relevant People regarding the minimum requirements expected of them.

Third party risk policy and anti-corruption policy

CMB.TECH is committed to conducting all of its business operations around the world in an honest, fair, transparent and ethical manner. The Anti-Corruption Policy is applicable to employees and persons who act on behalf of CMB.TECH. CMB.TECH is a member of the Maritime Anti-Corruption Network (MACN).

In general, any third parties who intend to trade with CMB.TECH are subject to detailed scrutiny by the Internal Control department. This also considers the appropriateness of the business relationship in view of the Company's Anti-Corruption Policy, in addition to the Third Party Risk Policy. Any concerns in relation to the Anti-Corruption Policy may be raised through the Company's Whistleblower Hotline Platform via **https://cmbtech.speakup.report/en-GB/cmbtech/home.**


EURONAV

Transparency and accountability

Capital markets are subject to existing structures and controls. These provide robust and sustainable frameworks to reassure investors that executive management teams and boards conduct themselves and execute strategy correctly and in a measurable way. Several agencies play a role when a company is listed as a publicly traded company. Stock exchanges require high standards of accounting discipline and regulatory compliance. Investors will also demand a consistent application of best practice in terms of presentation and detail of financial performance.

We participate on an annual basis in a number of initiatives which help us maintain a continuous dialogue with several stakeholders. Some of these initiatives require us to fill detailed standardised questionnaires covering a range of topics, to respond to follow-up questions and to carry out interviews with several of our people. As such, they ensure a broad exposure of our practices and help us benchmark and improve over time, by comparing us to other companies but also to these stakeholders' expectations, which tend to increase overtime. The annual results for each of these initiatives are discussed internally and are a useful starting point for remediation and action plans. Some other initiatives require us to adhere to a set of standards and norms, as well as to actively promote certain best practices internally.

The list of initiatives to which we participate is as follows, and most are discussed elsewhere in this report: PP, GtZ, MACN.

Analyst reports on our company are regularly written based on our earnings releases and other public announcements. Our publicly released information is also reviewed on an annual basis by our auditors.

CMB.TECH, along with other responsible ship operators, has an obligation and duty to defend and promote our business model and wider corporate reputation. We believe that by signing up to initiatives such as the Poseidon Principles, the Global Maritime Forum and the Getting to Zero Coalition, the company is contributing actively and positively to improving shipping and crude tanker shipping's reputation by engaging with a diverse base of stakeholders.

GUBERNA

As CMB.TECH strongly believes in the merits of corporate governance principles and is keen on further developing its corporate governance structure, CMB.TECH joined GUBERNA as institutional member at the end of 2006. GUBERNA (www.guberna.be) is a knowledge centre promoting corporate governance in all its forms and offers a platform for the exchange of experiences, knowledge and best practices.



Internal Control & Risk Management

Management develops and implements internal control to oversee the company's activities, efficiency and resource utilisation in a way suited to its objectives, size and complexity.

Structured, consistent and continuous risk management identifies, assesses, decides on solutions to and reports on opportunities and risks that may affect the company's goals.

The Supervisory Board approved a Risk Management Charter to support the company's risk management culture. Clear roles and risk management procedures have been created.

Each risk has a risk owner in the register. Every quarter, risk owners certify their risks. The Risk Officer, who oversees the risk management system, reports this quarterly certification to the Audit and Risk Committee.

CMB.TECH has a system of internal control over financial reporting, including rules and procedures to appropriately reflect asset transactions and disposals. The goal is to provide reasonable assurance that transactions are recorded in accordance with generally accepted accounting principles and that unauthorised acquisition or use or disposition of the company's assets are detected promptly. Internal audits assess compliance annually. The outcome is reported to the corporate finance function and to the Audit and Risk Committee. Our cybersecurity risk management and strategy and governance is discussed in the Security section on page 104 onwards.

CMB.TECH has established an internal audit function for the purpose of reviewing and analysing strategic, operational, financial and IT risks, to conduct specific assignments in accordance with the annual internal audit plan and to conduct investigations as needed and to report and discuss the findings with the Audit and Risk Committee. Internal Audit's scope covers both operational activities and internal control over financial reporting. The Internal Audit Department is supported by dedicated resources, including contributions from other departments, and by external service providers where specific expertise is not available internally. The Head of Internal Audit reports to both the CEO and the Audit and Risk Committee.

CMB.TECH has appointed BDO as its external auditor to verify its financial results and compliance with Belgian legislation. The external auditor issues a report at least twice a year, which it presents to the Audit and Risk Committee. The Audit and Risk Committee has regular interactions with BDO, including closed sessions without management present. The external auditor is also invited to attend the AGM to present its report.

Hedging policy

CMB.TECH may hedge part of its exposure to cover changes in interest rates on borrowings. All borrowings contracted for the financing of vessels are on the basis of a floating interest rate, increased by a margin. The group does not hold or trade derivatives for speculative purposes. CMB.TECH uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, purchase of CAP options, sale of FLOOR options, currency swaps and other derivative instruments solely to manage its exposure to interest rates and foreign currency exchange rates and to achieve an appropriate mix of fixed and floating rate exposure as defined by the group.

Risk factors

Summary

Below is a summary of the principal risks facing our business and that may adversely affect our results of operations and our financial condition.

Risks Related to Our Business

- potential disruption of shipping operations due to market cycles, geopolitical conflicts, environmental factors and regulatory changes may adversely affect our earnings and available cash flow;
- political developments in the U.S. could directly impact the shipping industry and our business;
- we derive a substantial portion of our revenue from a limited number of customers and the loss of anyone of these customers could result in a significant loss of revenues and cash flow;
- to a large extent, we depend on spot charterers, and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any;
- we continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests, and such activities could have a material adverse effect on our business;
- our business is affected by macroeconomic conditions, including inflation, interest rates, market volatility, economic uncertainty and supply chain constraints;
- general market conditions, including the market for fuel oil and hydrogen and ammonia engine and fuel technology, and, specifically for our vessels:, the fluctuations in charter rates and vessel values;

- our ability to generate cash to meet our debt service and other obligations;
- our dependence on key personnel and the availability of skilled workers, including seafarers and the related labor costs;
- any failure to protect our information systems against security breaches or the failure or unavailability of these systems for a significant period of time, for reasons such as a cyber-attack which may disrupt our business operations;
- we are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows;
- general domestic and international geopolitical conditions including trade tensions between China and the United States, between the European Union & the United States and Russia, the numerous attacks on vessels in the Red Sea, trade wars and disagreements between oil producing countries, including illicit oil trades;
- a shift in consumer demand from oil towards other energy sources may have a material effect on our business;
- international sanctions, embargoes, import and export restrictions, nationalisations, piracy, terrorist attacks and armed conflicts, including those taken in connection with the recent conflicts between Russia and Ukraine, and Israel, the U.S. and Iran;
- any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or the FCPA, or other applicable regulations relating to bribery;
- potential disruption of shipping routes due to war including the developments in the Red Sea, Iran & the Strait of Hormuz, accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine, Gaza and Syria, acts by terrorists or acts of piracy on ocean-going vessels; and
- failure of counterparties to fully perform their contracts with us.

Risks Related to Legal and Regulatory Matters

- we are subject to complex laws and regulations, including environmental laws and regulations that can increase our costs and liability exposure and adversely affect our business, results of operations and financial condition; and
- changes in laws, treaties or regulations, including but not limited to any new environmental regulations and restrictions, whether at a global level stipulated by the IMO, and/or imposed by regional or national authorities such as the European Union, or EU, or individual countries.
- we are subject to litigation risks in connection with our takeover of and merger with Golden Ocean Group Limited ("GOGL").

Risks Related to Tax Matters

- treatment of the company as a passive foreign investment company, or PFIC, by U.S. tax authorities; and
- changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.

Risks Related to Investment in our Ordinary Shares

- the price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, and future sales of our ordinary shares could cause the market price of our ordinary shares to decline, and as a result, investors in our ordinary shares could incur substantial losses;
- our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other countries, including the United States; and
- the inability of our Supervisory Board to declare or pay dividends, if any.

Investing in our securities involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Risks to us include, but are not limited to, the risk factors described below. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business activities, financial condition, results of operations and prospects, capacity to distribute dividends and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialise, they may occur in combination with other risks which would compound the adverse effect of such risks on our business activities, financial condition, results of operations and prospects. Investors in our securities could lose all or part of their investment. It is advised to carefully consider the following information in conjunction with the other information contained or incorporated by reference in this document. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

Risks related to our business

Potential disruption of shipping operations due to market cycles, geopolitical conflicts, environmental factors and regulatory changes may adversely affect our earnings and available cash flow.

The shipping industry is cyclical and volatile, leading to fluctuations in charter rates, vessel values, earnings and available cash flow across different shipping segments. The industry is subject to both short- and long-term market disruptions, which may materially impact our profitability, liquidity and operational planning.

Across crude oil tankers, chemical tankers, dry bulk carriers, container vessels, offshore energy vessels (including CSOVs and CTVs) and port vessels,

market conditions continue to be driven by changing supply and demand dynamics, shifts in global trade flows and broader macroeconomic factors. We therefore expect continued variability in charter rates across vessel classes, which may impact our short- and medium-term cash flows.

Fluctuations in charter rates and vessel values are influenced by factors beyond our control, including changes in supply and demand for shipping capacity, shipbuilding and recycling activity, financing conditions, fuel prices and regulatory developments. The carrying values of our vessels may not reflect current fair market values, as second-hand prices can change rapidly with market cycles, replacement costs and compliance requirements.

We evaluate the carrying amounts of our vessels to determine whether events or changes in circumstances indicate that an impairment review is required. The assessment of impairment requires us to project future cash flows, considering vessel values, freight rates, discount rates, residual values and asset lifespan estimates. Many of these factors are historically volatile and adverse market conditions could lead to impairment losses, impacting our financial performance. In addition, if a vessel is sold below book value, we could incur financial losses that may negatively affect our results.

In general, the factors affecting supply and demand in the shipping industry and the nature, timing and degree of changes in industry conditions are unpredictable and outside our control. A worsening of glob[illegible]

- Global energy demand and commodity trade, including the demand for alternative energy resources, affecting the need for crude oil tankers, chemical tankers and bulk carriers.
- Containerised trade flows, driven by industrial production, e-commerce growth and port congestion levels.
- Expansion of offshore wind and oil and gas projects, influencing the demand for CSOVs and CTVs in renewable offshore energy sectors and oil & gas projects.
- The supply and demand for seaborne transportation of oil, petroleum products, dry bulk commodities and manufactured goods and competition from other shipping companies and other modes of transportation.
- Shifts in energy consumption due to the availability of alternative fuels or changes in the relative cost of oil, gas, hydrogen and renewables.
- Availability of financing and changes in interest rates.
- National policies regarding strategic reserves.
- Geopolitical conflicts and security threats, including the wars in Ukraine and Gaza, the recent military escalation involving Iran, Israel and the United States, disruptions and security incidents affecting shipping in and around the Arabian Gulf and Strait of Hormuz, vessel attacks in the Red Sea and Bab el-Mandeb Strait, piracy in the Gulf of Guinea and East Africa and rising tensions in the South China Sea.
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- Currency exchange fluctuations, particularly USD volatility, impacting trade balances and bunker fuel prices.
- Changes in seaborne trade patterns, including shifts in commodity sourcing and supply chain realignments following geopolitical disputes and trade wars.
- Evolving regulatory requirements, such as the IMO's evolving GHG measures (including development of the IMO "net-zero" framework), EU carbon pricing (EU ETS for shipping), FuelEU Maritime and ballast water management requirements.
- Environmental and sustainability initiatives, including the global push toward green shipping corridors, alternative fuel adoption and stricter emission standards.
- Cybersecurity threats and digitalisation risks, including potential cyberattacks on vessel navigation and cargo tracking systems.

The factors that influence the supply of shipping capacity include:

- The number of newbuild vessel orders, constrained by shipyard capacity, financing availability and regulatory uncertainty.
- The number of newbuild vessel deliveries.
- The number of vessel casualties.
- Any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders.
- Availability of financing and interest rates on [illegible]

- Recycling and scrapping rates, influenced by vessel age, emission compliance costs and second-hand market liquidity.
- Oil and commodity market imbalances, affecting tanker and bulk carrier charter demand.
- The conversion of tankers and bulk carriers to alternative uses, such as floating storage or floating production storage and offloading ("FPSO") retrofitting.
- Business disruptions caused by supply chain bottlenecks, including shipyard delays, component shortages and port congestion.
- The number of vessels laid up, dry-docked or repurposed for non-transport activities (e.g., storage or offshore supply duties).
- Decarbonisation uncertainty and regulatory uncertainty and timing, as shipowners hesitate to order new tonnage amid evolving IMO and EU emissions policies.

We anticipate that future demand for our fleet will depend on:

- Global economic growth rates and industrial production trends.
- Seasonal and regional fluctuations in demand, including winter fuel consumption spikes and summer dry bulk trade flows.
- Fleet expansion strategies across global shipping segments.
- Evolving energy policies and decarbonisation regulation, shaping demand for conventional fuel transport and offshore wind support vessels.

Given the current backlog of new ship orders, concentrated in certain segments, the global fleet capacity is expected to grow, creating potential overcapacity concerns in certain vessel segments. Additionally, macroeconomic uncertainty, volatile interest rates and geopolitical disruptions could dampen trade demand across multiple shipping sectors.

The ongoing conflicts in Ukraine and Gaza, combined with inflationary pressures and supply-chain fragility, have created additional risks in certain regions where we operate. In addition, the recent military escalation involving Iran, Israel and the United States has materially increased risks in the Arabian Gulf and around the Strait of Hormuz. These developments have contributed to traffic disruption, vessel delays, higher war-risk premiums, increased insurance and security costs, tighter underwriting conditions and greater uncertainty regarding the availability of safe passage for commercial shipping. Commercial shipping in the area has faced delays, damage risk and, at times, effective traffic interruption, while war-risk premiums have risen sharply and some insurers have tightened or reconsidered coverage. Any continuation or further escalation could delay voyages, require rerouting or waiting time, increase crew-safety concerns and repatriation costs, disrupt global oil and LNG flows and materially raise insurance, security and operating costs, adversely affecting freight markets, fleet utilisation, liquidity and cash flows. Continued sanctions on Russia, restrictions on maritime oil trade and attacks on commercial vessels in the Red Sea and Bab el-Mandeb Strait have further disrupted energy markets and trade routes, impacting tanker, dry bulk and container shipping patterns.

In addition, U.S. and European authorities have increased enforcement actions aimed at "shadow/dark fleet" activity, including the designation of additional vessels and measures restricting port access and maritime services, as well as actions against enablers in the value chain. These developments may reshape global trade flows, increasing ton-mile demand for certain shipping sectors while increasing compliance, screening and documentation requirements and the risk of delays, detentions, penalties or higher insurance and financing costs.

Furthermore, fluctuations in oil and natural gas prices have created uncertainty in tanker and bulk carrier demand. Periods of low oil prices discourage new exploration and production investments, reducing demand for crude transport. Conversely, high oil prices can suppress consumption, impacting refined product tanker utilisation. As the number of jurisdictions imposing sanctions upon Russia grows and/or the nature of sanctions being imposed evolves, the charter rates we are able to obtain could weaken.

Market downturns and demand shocks can create excess shipping capacity, intensifying competition across vessel classes and forcing older, less efficient vessels into lay-up or retirement. Given the volatile nature of global trade, we cannot predict future market conditions with certainty. However, continued geopolitical instability, economic shifts and regulatory changes could materially affect our fleet deployment strategies and financial performance.

Political developments in the U.S. and the policies of the current U.S. presidential administration could directly impact the shipping industry and us.

The current presidential administration introduced significant shifts in trade policy, energy markets and geopolitical stability, all of which could directly impact the shipping industry. These policy risks include but are not limited to:

- Trade policy and tariffs: following a U.S. Supreme Court decision in February 2026 limiting the use of emergency powers (the International Emergency Economic Powers Act, or IEEPA) to impose broad tariffs, the U.S. administration has indicated it may rely on alternative statutory authorities and has announced and, in certain instances,implemented temporary across-the-board tariff measures. For example, the U.S. administration imposed a temporary import

duty of 10 percent, subject to limited exceptions, pursuant to Section 122 of the Trade Act of 1974 and effective as of February 24, 2026, which remains subject to legal challenge. In addition, on March 11 and March 12, 2026 the United States Trade Representative commenced new Section 301 investigations concerning (i) structural excess capacity and production in certain manufacturing sectors against China, the European Union (EU), Singapore, Switzerland, Norway, Indonesia, Malaysia, Cambodia, Thailand, Korea, Vietnam, Taiwan, Bangladesh, Mexico, Japan, and India; and (ii) against 60 countries related to the failure to impose and effectively enforce a prohibition on the importation of goods produced with forced labor. These investigations also may result in the imposition of additional tariffs or other restrictions on commerce. These developments increase uncertainty regarding the level, scope, duration and legal durability of U.S. tariffs, which could reduce tanker and container shipping demand, shift supply chains and disrupt traditional trade flows.

- Energy independence policies: the Trump administration has prioritised U.S. energy independence and has taken actions aimed at increasing U.S. domestic oil and gas production and expanding LNG export capacity. This could reduce the demand for imported crude oil and impact tanker utilisation rates. Conversely, an increase in U.S. LNG exports to Europe and Asia could boost demand for gas carriers and other trade flows.
- Shifts in foreign policy: foreign policy shifts affecting NATO commitments and relations with China and Middle East tensions, may increase volatility in global trade and energy markets and reduce demand for crude, containerised goods and dry bulk commodities.
- The U.S. administration has pursued significant deregulatory actions in environmental policy, which could affect the pace and direction of decarbonisation policies and investment signals relevant to emissions reduction and alternative fuel technologies.

Such shifts may impact seaborne trade patterns, commodity pricing and fuel costs, which in turn will influence charter rates, vessel deployment strategies and shipping route optimisation.

As a diversified maritime group, we remain exposed to a broad spectrum of economic, political, regulatory and environmental risks affecting global maritime trade. While we actively manage fleet diversification and market adaptation, external disruptions - including military conflicts, energy transition policies and global trade shifts - could significantly impact our operational performance, revenue generation and long-term financial stability and in turn our share price.

Conducting business in Venezuela may subject us to legal, regulatory, political and other risks that could have an adverse effect on our operations and financial results.

Conducting business in Venezuela may subject us to legal, regulatory, political, currency, security, and/or [nationalisation of assets and] economic risks. Venezuela is extremely well endowed with natural resources [such as petroleum, natural gas, iron ore, gold, bauxite, diamonds and other minerals,] and its economy is heavily dependent on export of natural resources to key trading partners. According to the Organization of Petroleum Exporting Countries, or OPEC, 2025 Annual Statistical Bulletin (60th edition), Venezuela had the world's largest proven crude oil reserves in 2024. Political, economic, and geopolitical developments in Venezuela could alter crude oil supply, trade flows, and shipping routes, generating volatility in prices, port disruptions, logistics costs, and insurance costs, among other effects. Following the arrest and extradition of Venezuela's former President Nicolás Maduro in January of 2026, the Trump Administration has indicated a likely shift in U.S. sanctions policy concerning the sale and transportation of Venezuelan oil, and the U.S. Department of the Treasury's Office of Foreign Assets Control, or OFAC, has subsequently issued general licenses authorising certain activities and transactions involving Venezuelan-origin oil and the sale of U.S.-origin diluents to Venezuela. Notwithstanding these recent measures, it remains unknown to what extent Venezuelan sanctions will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures along with continuing political uncertainty could have an adverse effect on our business, financial conditions, and results of operations.

We derive a substantial portion of our revenue from a limited number of customers and the loss of any of these customers could result in a significant loss of revenues and cash flow.

We currently derive a substantial portion of our revenue from a limited number of customers. For the year ended December 31, 2025, FMG International Ltd accounted for 10.22% our total revenues in our marine segment. No other customer accounted for more than 5% of our revenues as of such date. All of our charter agreements have fixed terms, but may be terminated early due to certain events, such as a charterer's failure to make charter payments to us because of financial inability, disagreements with us or otherwise.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

- The vessel suffers a total loss or is damaged beyond repair;
- We default on our obligations under the charter, including prolonged periods of vessel off-hire;

- War, sanctions or hostilities significantly disrupt the free trade of the vessel;
- The vessel is requisitioned by any governmental authority; or
- A prolonged force majeure event occurs, such as war, piracy, terrorism, a public health event or political unrest, which prevents the chartering of the vessel, in each case in accordance with the terms and conditions of the respective charter.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications, such as if average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount. In addition, certain service contracts (including FSO- and CSOV-related contracts) include or could include performance and availability-based remuneration and may allow for reductions, suspensions or termination in specific circumstances (including prolonged downtime, force majeure or extended maintenance). While some contracts include escalation mechanisms, these may not fully offset actual cost increases.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favourable to us as our current charters, or at all. We are exposed to changes in the spot market rates associated with the deployment of our vessels. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends, if any, to our shareholders.

To a large extent, we depend on spot charterers and any decreases in spot charter rates in the future may adversely affect our earnings and ability to pay dividends, if any.

As of December 31, 2025, 136 of our vessels were employed in the spot market (19 Euronav, 102 Bocimar, 2 Bochem, 13 Windcat). Of these vessels, 8 of our Very Large Crude Carrier ("VLCC") tankers were employed in the Tankers International Pool ("TI Pool") and two of our stainless steel chemical tankers were employed in the Stolt Tankers Joint Service pool ("STJS Pool"). 48 of our vessels were employed on long-term charters (8 Euronav, 2 Bocimar, 5 Bochem, 4 Delphis, 29 Windcat). We will be exposed to prevailing charter rates in the different sectors when these vessels' existing charters expire, and to the extent that the counterparties to our fixed-rate charter contracts fail to honour their obligations to us. We will also enter into spot charters in the future. The spot charter market may fluctuate significantly based upon vessel and commodity supply and demand. The successful operation of our vessels in the competitive spot charter market depends on, among other things, obtaining profitable spot charters and minimising, to the extent possible, time spent waiting for charters and time spent travelling in ballast to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

Recent consolidation activity in the VLCC segment, including significant fleet acquisitions by market participants, could increase concentration in parts of the VLCC spot market and affect spot rate formation, volatility and pool dynamics.

In general, the spot market is very volatile and there have been and will be periods when spot charter rates decline below the operating cost of vessels. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realising the benefits from such increases. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends, if any, in the future.

We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests, and our activities in this respect could have a material adverse effect on our business.

We continuously evaluate potential transactions, such as business combinations, as well as the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other transactions, that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the company. The diversion of management's attention, any delays or difficulties encountered in connection with a potential transaction, the failure to realise any or all of the anticipated benefits of the transaction or the ability to close such transaction within the time periods anticipated may have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends to our shareholders.

Potential organisational changes may impact us, potentially resulting in loss of business and the loss of key employees or declines in employee productivity. Uncertainties associated with any senior management transitions could lead to concerns from current and potential third parties with whom we do business, any of which could hurt our business prospects. Turnover

in key leadership positions within the company, or any failure to successfully integrate key new hires or promoted employees, may adversely impact our ability to manage the company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of existing personnel, any of which could have a material adverse effect on our business, operating results, financial results and internal controls over financial reporting.

Our business is affected by macroeconomic conditions, including inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business, operational results and financial condition, including fluctuations in inflation, interest rates and global economic uncertainty. These factors, coupled with disruptions in supply chains and capital markets, create challenges across the crude oil, chemical, dry bulk, container and offshore support shipping segments in which we operate.

For instance, inflation has increased our labour costs, particularly through higher wages for seafarers, port workers and specialised crew members, and has resulted in higher interest rates and increased operating expenses across our fleet. Rising costs of ship maintenance, spare parts, fuel and insurance premiums have placed additional financial pressure on our operations. Supply chain constraints, including delays in obtaining critical vessel components, port congestion and shipyard backlogs, have further exacerbated inflationary trends. If these conditions persist, they could have a negative impact on our fleet operations, asset values and charter market dynamics.

Increased inflation and commodity price volatility—particularly in fuel, spare parts and logistics costs—have raised our operating expenses. Our company does not currently use financial derivatives to hedge against commodity price volatility and we rely on market-driven pricing for materials, energy and other operational inputs. While we attempt to include cost escalation clauses in our longer-term transportation contracts to pass fuel and operational cost increases onto customers, we cannot guarantee that all such costs will be fully recoverable. If we are unable to effectively mitigate these rising expenses through contractual pricing mechanisms or increased freight rates, our profitability and operating margins could be negatively affected.

As global trade continues to adjust to geopolitical tensions, environmental constraints, and new regulatory requirements, we anticipate continued disruptions, shifts in regional demand and fluctuations in charter rates across all segments of our fleet, including oil and chemical transport, bulk commodities, containerised cargo, offshore wind support, and harbour services.

Ongoing macroeconomic uncertainty, rising costs and geopolitical instability will continue to impact fleet operations, shipping demand and financial performance across our diversified shipping activities. While we actively seek to mitigate these risks through fleet diversification, contract optimisation and operational efficiency, external factors—including inflation, trade policy shifts and evolving security threats—remain beyond our direct control and could materially affect our business.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (ESG) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices, especially as they relate to the environment, health and safety, diversity, labour conditions and human rights in recent years, and have placed increasing importance on the implications and social costs of their investments.

In recent years, U.S. regulators increased attention on climate and ESG disclosures, including the SEC's creation of a Climate and ESG Task Force in 2021 and the SEC's adoption on March 6, 2024 of final climate-related disclosure rules. However, the SEC stayed the effectiveness of those rules pending judicial review, and in February 2025 the Acting SEC Chair directed staff to seek a pause in the litigation. In March 2025, the SEC voted to end its defense of the climate disclosure rules, and the consolidated litigation has subsequently been held in abeyance. As a result, the timing, scope and content of any U.S. SEC climate-disclosure requirements remain uncertain.

Notwithstanding the foregoing, expectations and requirements relating to ESG disclosure continue to evolve globally, including through the EU's sustainability reporting regime and other national or sub-national initiatives, which may increase reporting complexity, costs and scrutiny.

Failure to meet evolving investor, lender or stakeholder expectations regarding ESG matters, regardless of whether there is a legal requirement to do so, may damage such a company's reputation or stock price, resulting in direct or indirect material and adverse effects on our business and financial condition.

Shareholder proposals and engagement on environmental and climate-related matters have increased in recent years, and we may face pressure to enhance our sustainability practices, reduce emissions and strengthen ESG governance and reporting. This may require additional procedures, standards and resources, and if we do not meet applicable expectations our business and/or access to capital could be adversely affected, particularly given our exposure to crude oil transportation.

Certain investors and lenders may also exclude companies with fossil fuel-related exposure from their portfolios, which could reduce the availability of debt and equity financing and increase our cost of capital. If we are unable to access financing on acceptable terms, or at all, we may be unable to execute our strategy, which could adversely affect our financial condition, results of operations and ability to service indebtedness.

From time to time, we may set and publicly communicate ESG targets and commitments, including relating to decarbonisation. Such targets and related disclosures involve assumptions and evolving methodologies and may be subject to uncertainty and misinterpretation. If we fail to achieve our goals, or if our ESG disclosures are alleged to be inaccurate or misleading, we could face reputational harm, litigation or regulatory scrutiny and our access to capital could be adversely affected.

Finally, ESG ratings providers and other third parties may evaluate us using methodologies that differ and may change over time. Unfavourable ratings or activism directed at limiting funding for companies with fossil fuel-related exposure could increase negative investor sentiment and adversely affect our access to, and cost of, capital.

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

As of December 31, 2025 and December 31, 2024, our total indebtedness was $5,562.9 million and $2,622.3 million respectively, and we expect to incur additional indebtedness as we further expand our fleet. Borrowings under our credit facilities are secured by our vessels and certain of our and our vessel-owning subsidiaries' bank accounts and if we cannot service our debt, we may lose our vessels or certain of our pledged accounts. Borrowings under our credit facilities and other debt agreements require us to dedicate a part of our cash flow from operations to paying interest and principal on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future.

Amounts borrowed under the credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the shipping markets in which we operate. If we do not generate or reserve enough cash flow from operations to enable us to satisfy our short-term or medium- to long-term liquidity requirements or to otherwise satisfy our debt obligations, we may have to undertake alternative financing plans, which could dilute shareholders or negatively impact our financial results.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that our debt, totally or partially, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Our agreements governing our indebtedness also impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio, which means that the facility size of the vessel loans can be reduced if the value of the collateralised vessels falls under a certain percentage of the outstanding amount under that loan, as a result of which a repayment in the same amount may be required. In addition, certain of our credit facilities will require us to satisfy certain financial covenants, which require us to, among other things, to maintain:

- An amount of current assets, which may include undrawn amount of any committed revolving credit facilities and credit lines having a maturity of more than one year, that, on a consolidated basis, exceeds our current liabilities;
- An aggregate amount of cash, cash equivalents and available aggregate undrawn amounts of any committed loan of at least $50.0 million or 5% of our total indebtedness (excluding guarantees), depending on the applicable loan facility, whichever is greater;
- An aggregate cash balance of at least $30.0 million; and
- A ratio of value adjusted stockholders' equity to value adjusted total assets of at least 25% on or before 31 December 2025. From January 2026 until 31 December 2026, the ratio must be maintained at a minimum of 27.5%. At any time thereafter, the ratio must be maintained at a minimum of 30%.

Our Nordic bond, which matures in September 2026, still has the following covenant in place: A ratio of stockholders' equity to total assets of at least 30%.

In general, the operating restrictions that are contained in our credit facilities may prohibit or otherwise limit our ability to, among other things:

- Effect changes in management of our vessels;
- Transfer or sell or otherwise dispose of all or a substantial portion of our assets;
- Declare and pay dividends, if any, if there is or will be, as a result of any dividend, an event of default or breach of a loan covenant; and
- Incur additional indebtedness.

A violation of any such financial covenants or operating restrictions may constitute an event of default, which, unless cured within the grace period set forth under the applicable credit facility, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business. Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities, or those of our 50%-owned joint ventures.

As a result of the CMB.TECH Enterprises acquisition in 2024 and the acquisition of Golden Ocean Group Limited, or Golden Ocean, in 2025, we have incurred and assumed substantial indebtedness and have become subject to increased operating and financial restrictions. Although the organizational integration of the combined business has substantially progressed, we continue to streamline certain processes, systems, applications and control frameworks across the group, and the larger scale and complexity of our group may require additional management attention, time and expense. These factors may limit our ability to execute our business strategy, reduce our financial flexibility and increase our exposure to refinancing, liquidity and default risks.

As of December 31, 2025, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

We monitor compliance with these covenants continually and consider the risk of default to be low based on current projections and the availability of timely mitigating actions. In the event of a covenant breach, many of our financing agreements also provide grace or remedy periods during which we may take corrective actions to restore compliance. Such corrective actions may include, but are not limited to:

- posting additional collateral;
- partial repaying outstanding debt to reduce leverage;
- infusing equity capital;
- negotiating amendments or temporary waivers with lenders; and
- implementing other measures that would positively influence the ratio.

Failure to take such actions to resolve a breach within the specified cure period or secure a waiver, however, may result in an event of default, potentially leading to debt acceleration, enforcement of security interests, or cross-defaults in other loan agreements or instruments. Consequently, we maintain a forward-looking liquidity forecast, conduct regular stress testing, and closely monitors covenant headroom. Additionally, we actively engage with key financing partners to ensure flexibility in the event of unexpected changes in circumstances.

Should we fail to identify and resolve any such covenant breach and ensuing default, there would be a substantial negative impact on our ability to borrow funds and on our liquidity and cash flows which in turn would negatively impact our financial condition and performance.

We depend on our executive officers and key employees, and the loss of their services could, in the short term, have a material adverse effect on our business, results of operations and financial condition.

We depend on the efforts, knowledge, skill, reputations and business contacts of our executive officers and other key employees. Accordingly, our success will depend on the continued service of these individuals. There can be no assurance that we will be able to attract and retain such employees on reasonable terms in the future. We may experience departures of senior executive officers and other key employees and we cannot predict the impact that any of their departures would have on our ability to achieve our financial objectives. The loss of the services of any of them could, in the short term, have a material adverse effect on our business, results of operations and financial condition.

Fluctuating fuel prices may affect our profits.

The U.S. Energy Information Administration ("EIA") projects that global oil production will continue to exceed consumption in 2026, contributing to rising inventories and potential downward pressure on crude oil prices. In its Short-Term Energy Outlook, the EIA forecasts Brent crude oil prices to average approximately $96 per barrel in 2026, compared with an estimated average of approximately $69 per barrel in 2025, reflecting continued supply growth from non-OPEC producers.

This anticipated supply surplus is largely driven by strong production growth from non-OPEC producers. According to the EIA, U.S. crude oil production remains near record levels and is expected to remain above 13 million barrels per day, supported primarily by continued development in the Permian Basin. The International Energy Agency ("IEA") also notes that additional supply growth is expected from offshore projects in Canada, Brazil, and Guyana, which have expanded production capacity in recent years.

At the same time, structural changes in energy consumption patterns are expected to moderate long-term demand growth. The accelerated adoption of electric vehicles and renewable energy —particularly in China and Europe—is expected to reduce oil demand growth in the transportation

sector, although this may be partially offset by rising petrochemical and industrial demand. Both the IEA and EIA have noted that these structural changes could gradually reshape the composition of global oil demand over the coming decade.

Unexpected supply disruptions, production decisions by the Organization of the Petroleum Exporting Countries, or OPEC+, and geopolitical developments continue to have a significant impact on oil prices. While forecasts from the EIA and IEA indicate that supply could exceed demand in 2026, recent geopolitical developments demonstrate the continued sensitivity of oil markets to supply risks.

Fuel remains one of the most significant operating expenses when operating vessels on the spot market under voyage charters. Additionally, regulations such as FuelEU Maritime and the European Union Emissions Trading System ("EU ETS") impose additional cost burdens on our operations. Failure to properly align compliance strategies with charterers may negatively impact our financial performance, as these regulatory frameworks require additional administrative planning and financial resources to manage emission-related expenses.

We rely on our information systems to conduct our business and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed and our operational resilience weakened.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions and may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing,, loss of navigational control, collision, grounding and propulsion failure.

Beyond our vessels, we experience threats to our data and systems, including malware and computer virus attacks, internet network scans, systems failures and disruptions. A cyberattack that bypasses our information technology security systems, causing an IT security breach, could lead to a material disruption of our information technology and operational technology systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees, including personal data. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise. As of the date of this annual report, we have not experienced any material cybersecurity incident which would be disclosable under Belgian, European or SEC guidelines.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows. Furthermore, as from May 25, 2018, data breaches on personal data as defined in the EU General Data Protection Regulation 2016/679, could lead to administrative fines up to EUR 20 million or up to 4% of the total worldwide annual turnover of the company, whichever is higher.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions, namely the United States have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. In Europe, the Network and Information Security Directive 2 ("NIS2") introduces stricter obligations for companies in critical sectors, including transport, energy and manufacturing, requiring us to enhance cybersecurity risk management, implement stricter access controls, ensure supply chain security and report cyber incidents within 24 hours. Non-compliance with NIS2 could result in regulatory fines of up to €10 million or 2% of global turnover, operational disruptions, reputational damage and increased legal liabilities, particularly if a cyberattack compromises vessel navigation, industrial hydrogen systems or automated fuelling operations. We are

actively working to align our cybersecurity framework with NIS2 requirements to mitigate these risks and maintain secure, resilient operations across our shipping and hydrogen industry activities.

In the highly competitive international market, we may not be able to compete effectively for charters.

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises from other vessel owners, including major oil companies, national oil companies or companies linked to authorities of oil producing or importing countries, as well as independent tanker companies which may all have substantially greater resources than us. Competition for the transportation of crude oil and other petroleum products depends on price, location, size, age, condition, sophistication and the acceptability of the vessel operator to the charterer. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and may be able to offer more competitive prices and fleets. While ownership of the global tanker fleet remains fragmented, recent consolidation activity in certain segments, particularly the VLCC spot market, may increase concentration and could influence market dynamics and spot rate formation, which may increase volatility and affect our ability to compete effectively for charters.

We are subject to certain risks with respect to our counterparties and failure of our counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter in the future, various contracts, including shipbuilding contracts or long-term contracts, credit facilities, insurance agreements, voyage and time charter agreements and other agreements associated with the operation of our vessels. Such agreements subject us to counterparty risks.

We have implemented a comprehensive counterparty risk policy to establish structured processes for assessing, monitoring, mitigating and managing the risk of financial default, regulatory violations and reputational harm. This policy includes a credit limit system that restricts our financial exposure to any single counterparty and incorporates additional risk mitigation measures to ensure financial stability and regulatory compliance.

Counterparty limits are monitored periodically and are assessed based on a comprehensive risk assessment, considering factors such as:

- The financial strength and creditworthiness of the counterparty, including credit ratings where available.
- The counterparty's reputation and historical compliance record.
- Legal, regulatory and compliance risks, including adherence to international sanction regimes (such as U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), United Kingdom ("U.K.") Sanctions and Anti-Money Laundering Act and the EU Sanctions List).
- The potential risk to earnings and assets arising from counterparty noncompliance with laws, regulations, prescribed practices, internal policies and ethical standards.

Notwithstanding these measures, the ability and willingness of each of our counterparties to perform its payment and other obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities, such as oil, iron ore, coal and grain, work stoppages or other labour disturbances, including as a result of the outbreak of pandemic diseases and various expenses. Should a counterparty fail to honour its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends, if any, to holders of our ordinary shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.

In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts.

As a result of these counterparty risks, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our borrowing facilities.

Decline of economic conditions throughout the world will impede our results of operations, financial condition and cash flows.

There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could therefore reduce the overall demand for oil and gas and consequently for our shipping services. Such changes could adversely affect our results of operations and cash flows.

We face risks attendant to changes in economic environments, changes in margins or interest rates, changes in sanctions regimes and trade restrictions imposed by governments especially as implemented in response to the invasion of Ukraine, the conflict

between Israel and Hamas and the recent escalation involving Iran. We also face risk in changing government regulations, and instability in the banking and securities markets around the world, among other factors. Major market disruptions may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures

Continuing concerns over inflation, volatile interest rates, energy costs, geopolitical issues, including the war between Russia and Ukraine, the recent escalation involving Iran and the conflict between Israel and Hamas, trade tensions, such as new tariffs in the United States, and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Further escalation in Iran and the Arabian Gulf could further increase global energy prices, inflationary pressures, market volatility and risk aversion, which may adversely affect charter demand, the cost of bunkers, asset values, financing conditions, interest costs and the availability and pricing of debt, trade credit and insurance.

Additionally, significant shifts in U.S. foreign policy and trade policy, particularly concerning the conflict in Ukraine and relations with other nations may contribute to uncertainty. Shifts in U.S. policy regarding the conflict in Ukraine, relations with major trading partners and approaches to international alliances may affect geopolitical stability, sanctions dynamics and trade patterns, which could in turn impact shipping demand, charter rates and our financial condition.

An economic slowdown or changes in the economic and political environment in the Asia-Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate that a significant number of port calls made by our vessels, including oil tankers, bulk carriers, chemical tankers, container vessels and other specialised ships, will continue to involve loading or discharging operations in ports within the Asia-Pacific region. As a result, any negative changes in economic conditions, trade volumes or industrial activity in any Asia-Pacific country—particularly in China, given rising corporate and sovereign indebtedness, financial instability and declining real estate values—may have a material adverse effect on our business, financial condition, results of operations and future prospects.

We cannot assure you that the Chinese economy will not experience a significant contraction in the future. Furthermore, there remains a risk of broader financial stress in China due to high levels of personal and corporate debt, trade policy uncertainties and increasing protectionist measures. In recent years, China and the United States have implemented increasingly restrictive trade policies, leading to tariff increases and ongoing trade tensions that could impact global shipping demand. In February 2026, U.S. tariff policy uncertainty increased further following a U.S. Supreme Court decision limiting the use of emergency powers to impose certain broad tariffs, alongside announcements of replacement tariff measures under alternative legal authorities. A decrease in the level of imports to and exports from China, particularly in commodities, chemicals, manufactured goods and containerised cargo, could adversely affect demand for shipping services, thereby impacting our business, operating results and financial condition.

Additionally, China's policies to reduce reliance on foreign energy and raw materials—including its Net Zero 2060 initiative, increased domestic production and supply chain shifts—could reduce demand for bulk transport of fossil fuels, ores and other raw materials. A structural decline in China's commodity imports and exports could materially adversely affect our fleet utilisation, revenues and financial condition.

Furthermore, China may adopt measures that favour domestic shipping companies or increase costs for foreign operators (including taxes applicable to non-resident transportation enterprises), and may expand environmental levies affecting certain commodities and emissions-intensive industries. Any such measures could reduce chartering opportunities, affect freight rates and influence long-term contract renewals.

A shift in consumer demand from oil towards other energy sources may have a material effect on our business.

In 2025, cash flows generated from charters for vessels operating in the tanker sector of the shipping industry continued to represent an important part of our earnings and cash flow, although our business became more diversified following the expansion of our dry bulk and offshore activities.Adverse developments in the tanker shipping industry could still have a significant impact on our financial condition and results of operations. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and maintain our profitability.

The ongoing global energy transition is reshaping demand patterns in the maritime and transportation sectors. A shift from fossil fuels to alternative energy sources such as electricity, natural gas, LNG, renewable energy, hydrogen and ammonia may significantly impact traditional oil transportation markets. Additionally, the increasing adoption of electric vehicles and stricter emissions regulations

may further reduce demand for oil-based transportation fuels, potentially affecting demand for oil tankers.

While projections differ, recent IEA scenarios indicate that oil demand may peak or flatten around the end of the decade under certain scenarios, while OPEC and other industry participants project oil demand will remain strong well beyond 2040. Regardless of timing, the shift toward renewable and low-carbon energy sources, driven by policy, corporate commitments and decarbonisation targets, is reshaping trade flows and could affect demand for our vessels.

At CMB.TECH, we recognise this structural shift and have positioned ourselves as an early adopter of green fuel technologies, particularly hydrogen and ammonia-based propulsion. Through R&D and investments in dual-fuel and mono-fuel hydrogen and ammonia engines and related solutions, we are adapting to the energy transition. Our diversified fleet, including bulk carriers, chemical tankers, container vessels and hydrogen-powered ships, provides flexibility to navigate evolving market conditions.

Our involvement in the development of low carbon solutions for shipping, and in particular hydrogen and ammonia powered applications, has introduced us to new risks, such as:

- The global clean energy transition may not accelerate as expected, including in the shipping industry;
- Governmental and regulatory focus on a zero-carbon future, including the timing and scope of global measures (such as the IMO's proposed Net-Zero Framework), may be delayed, changed or not adopted as currently envisaged;
- The shipping industry may not adopt hydrogen and ammonia as a primary fuel source for ocean-going vessels or any adoption may take longer than expected;
- The obsolescence and scrapping of older vessels that are powered by traditional fuels that emit carbon and their replacement may not occur as expected or at all;
- Our hydrogen and ammonia engine and fuel technology may not be successfully applied in longer haul routes;
- Continued increases in demand for service vessels in the offshore wind industry may not occur as expected;
- Partnerships in which we cooperate with third parties may fail; and
- Intellectual property rights owned by the company may be challenged or may expire.

As the global regulatory landscape tightens and industries accelerate the transition toward net-zero emissions, the active participation in the development of sustainable maritime solutions could provide competitive advantages. However, should the transition outpace technological and infrastructure readiness, or if new fuels such as hydrogen and ammonia do not scale as expected, market uncertainties could still impact our results of operations, cash flows and financial position.

Lack of technological innovation to meet quality and efficiency requirements could reduce our charter hire income and the value of our vessels.

Our customers and other stakeholders have an increasing focus on quality, safety and compliance across the supply chain, including shipping. Maintaining these standards is critical to our operations. In addition, regulatory requirements relating to energy efficiency and carbon intensity (including the IMO's EEXI/CII measures) and EU decarbonisation measures (including FuelEU Maritime) are increasing the importance of vessel efficiency and emissions performance in chartering decisions and asset values. Any noncompliance either suddenly or over a period of time, on one or more of our vessels[, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Charter hire rates, vessel values and the useful lives of vessels depend on factors such as efficiency, operational flexibility and physical condition. Efficiency includes speed, fuel economy and turnaround time in port. Flexibility includes the ability to access ports and terminals and transit canals and straits. Technological advances—including alternative-fuel propulsion and enhanced energy-efficiency solutions—may result in newer vessels that are materially more efficient or commercially attractive than parts of our fleet. If such vessels gain preference with charterers, we may face lower charter rates, reduced utilisation, shorter economic lives and a decline in resale values. This could also limit our ability to contract with top-tier counterparties and increase reliance on lower-rated charterers or lower-priced employment. In addition, investments required to maintain competitiveness and comply with evolving environmental requirements could increase our costs and materially adversely affect our results of operations, cash flows, financial condition and ability to pay dividends, if any.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of December 31, 2025, we had forty-one vessels under construction. These construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labour, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required

permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labour disputes, public health threats, adverse weather conditions or any other potential events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

If for any reason we default under any of our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realising potential revenues from such vessels, we could also lose all or a portion of our investment, including any instalment payments made, and we could be liable for penalties and damages under such contracts as well as suffer reputational damage. If we already committed to a third party the use of the vessel upon construction completion, then we may breach such commitment and be subject to pay related damages, such as any increased costs the counterparty pays to secure an alternate vessel to use. Approved Time Charter ("TC") contracts could also be jeopardised and cause penalties by late delivery.

In addition, in the event a shipyard does not perform under its contract, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes, it could lead to monetary fines or other penalties and adversely affect our reputation and the market for our ordinary shares.

Although none of our owned or operated vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions and/or embargoes imposed by the U.S. government, the EU, the UK, or other applicable governmental authorities ("Sanctioned Jurisdictions") in violation of sanctions or embargo laws during 2025, and we endeavour to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, our vessels may carry cargo from or call on ports in Sanctioned Jurisdictions on charterers' instructions and/or without our knowledge and consent. Our Charterers and other counterparties could also be involved in sanctioned trade without their knowledge and consent, this could have an effect on us being in the line of parties. If such activities result in violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, suspension of our license to operate or other sanctions, and our reputation and the market for our ordinary shares could adversely affected.

Sanctions and embargo regimes vary by jurisdiction, change frequently and may apply to entities owned or controlled by designated persons or entities. Additional countries, territories, persons and entities may become subject to sanctions in the future, requiring ongoing diligence, screening and monitoring. Sanctions enforcement has also increased with respect to the shipping sector, and current or future counterparties may be, or may become, affiliated with sanctioned persons or entities. If sanctions or embargoes require us to terminate contracts, or if we are found to be in violation of applicable restrictions, we could face fines, reputational harm and adverse effects on our results of operations.

Since February 2022, the US, EU and allied nations have imposed a series of escalating economic sanctions against Russia in response to its ongoing military actions in Ukraine. These measures have continued to expand through 2025, including with respect to Russia's energy sector, financial institutions, maritime operations and vessels involved in sanctions evasion and "shadow fleet" activities. As of the date of this annual report, the EU has adopted 19 packages of sanctions against Russia, including the 17th package in May 2025, the 18th package in July 2025 and the 19th package in October 2025, each of which included additional restrictions relevant to Russia's energy and maritime sectors.. In parallel, U.S. authorities have intensified maritime-related sanctions enforcement, including actions in January 2025 targeting an unprecedented number of oil-carrying vessels associated with sanctions evasion. The EU and U.S. have also prohibited specified services related to the maritime transport of Russian-origin crude oil and petroleum products, subject to price-cap compliance processes that rely on recordkeeping and attestations, which increase compliance complexity and the risk of exposure through false documentation. While much uncertainty remains, the potential that the EU, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian oil exports may also pose further risks that could adversely affect our business. At the same time, it is unknown whether the United States, and/or the European Union and United Kingdom, will ease, retain, expand, or otherwise further modify the foregoing Russia sanctions due to the impact of the conflict in Iran on global energy markets.

Enforcement has also intensified with respect to Iran-related illicit oil trade, including recent U.S. actions targeting "shadow fleet" vessels involved in transporting Iranian petroleum, increasing the risk of inadvertent exposure through counterparties, documentation and maritime service providers. In addition, the recent armed conflict between the U.S. and Israel, and Iran has caused a de facto closure of the Strait of Hormuz and further disruption of trade routes in the Red Sea, which could have significant impacts in the Middle East region, , disrupt global oil and LNG flows and increase security and insurance costs. Indeed, as a result of the conflict in Iran and the resultant volatility in the global oil markets, on March 12, 2026, the United States Department of the Treasury's Office of Foreign Assets Control (OFAC) issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 11, 2026, the sale, delivery, or offloading of Russian Federation origin crude oil or

petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 12, 2026, including vessels previously blocked by OFAC under several existing sanctions programs. Also, on March 20, 2026, OFAC issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 19, 2026, the sale, delivery, or offloading of Iranian origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 20, 2026, including vessels previously blocked by OFAC under several existing sanctions programs.

We believe that we were in compliance with all applicable sanctions and embargo laws and regulations in 2025 and intend to maintain such compliance. However, evolving rules, varying interpretations and reliance on third parties over whom we have limited control increase the risk of inadvertent violations or allegations of non-compliance. Any such violation (or allegation) could result in reputational damage, substantial fines, penalties or other sanctions, and could adversely affect our access to capital markets, our financing arrangements and our relationships with banks, insurers and counterparties, materially adversely affecting our business, financial condition, results of operations and cash flows.

Risks related to the technological, regulatory and market aspects in the development, testing and commercialisation of hydrogen and ammonia combustion engines and applications could adversely affect our business

Our H2 Industry division is engaged in the development, testing and commercialisation of mono fuel and dual fuel hydrogen and ammonia combustion engines and applications for various industries, including marine, trucking, ports, mining, rail and power generation. The division is at the forefront of hydrogen-based decarbonisation solutions, but the successful deployment and scaling of these technologies is subject to a variety of technological, regulatory, financial and market-related risks, for example:

- The commercialisation of CMB.TECH's dual fuel hydrogen technology through a licensing model, under which third-party partners manufacture, retrofit, install and service applications based on CMB.TECH's technology, creates licensing, compliance, quality control, IP protection and reputational risks. The principal risk in this model lies in the company's dependence on licensees to apply the technology safely, consistently and in compliance with contractual, technical and regulatory requirements..
- The regulatory framework governing hydrogen- and ammonia-powered vehicles, equipment and vessels continues to evolve and may differ across jurisdictions, creating uncertainties in certification, permitting and compliance requirements, including with respect to safety and crew training; interim IMO guidance for ammonia-fuelled ships has been issued, but further rulemaking and implementation remain ongoing.
- The success of our hydrogen and ammonia solutions depends on market acceptance, economic viability and competition with alternative decarbonisation technologies.
- The capital costs associated with research and development ("R&D"), testing and infrastructure investments create financial exposure and potential delays in achieving profitability.
- Partnerships in which we cooperate with third parties may fail.
- Geopolitical and supply chain risks

Any of the above could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The development, production and distribution of green hydrogen and ammonia bears techno-logical, regulatory and market risks which could adversely affect our business

Our H2 Infra division is engaged in the development, integration and management of infrastructure for green hydrogen and ammonia production and distribution. This includes projects such as the hydrogen production plant in Namibia, which generates off-grid, pure green hydrogen, the ammonia production plant, which will produce green ammonia, and the ammonia terminal in Namibia, designed to supply ammonia to power deep-sea vessels. These initiatives expose the company to technological, regulatory, operational, geopolitical and financial risks, including the following:

- Building and operating hydrogen and ammonia infrastructure presents unique technical and logistical challenges that could delay project execution, increase costs or impact operational efficiency.
- The hydrogen and ammonia industry is subject to complex, evolving regulatory frameworks that impact project approvals, safety standards and market access.
- The success of projects of the H2 Infra division depend on the growth and commercial viability of the global hydrogen and ammonia market, including the availability of long-term offtake arrangements and customers' willingness to pay a premium for green molecules; demand development and investment decisions may be slower than expected, as illustrated by recent market reassessments in Namibia-linked green ammonia offtake plans.
- Developing large-scale hydrogen and ammonia infrastructure requires significant capital expenditures and long-term financial commitments.
- Cybersecurity compliance risks.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries suspected to have a risk of corruption. We are committed to

doing business in accordance with applicable anti-corruption laws. We are subject to the risk that we, our service providers, or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Maritime claimants could arrest or attach our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows. Any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Volatility of interest rate benchmarks under our financial agreements could affect our profitability, earnings and cash flow.

In order to manage our exposure to interest rate fluctuations under the SOFR or other reference rates applicable to our debt, we have and may from time-to-time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

In addition, our credit facilities use variable interest rates and expose us to interest rate risk. If interest rates remain elevated, increase further or prove volatile and we are unable to effectively hedge our interest rate risk, our debt service obligations on the variable rate indebtedness would increase, even if the amount borrowed remained the same, and our profitability and cash available for servicing our indebtedness would decrease.

We depend upon third party service providers for certain management services for our fleet and any management failures could materially affect our business.

We currently outsource to third party service providers certain management services of its fleet, including certain aspects of technical, commercial and crew management. In particular, we have entered into ship management agreements that assign technical and crew management responsibilities to third-party technical managers for a significant portion of our fleet. While Anglo-Eastern Ship Management continues to manage the majority of the fleet, following the acquisition of Golden Ocean the fleet is now managed across multiple ship managers.

In such outsourcing arrangements, we have transferred direct control over technical, crew and commercial management of the relevant vessels, while maintaining significant oversight and audit rights, and must rely on third party service providers to, among other things:

- Comply with their respective contractual commitments and obligations owed to us, including with respect to safety, security, quality, proper crew management and environmental compliance of the operations of our vessels;
- Comply with requirements imposed by the U.S. government, the UN and the EU (i) restricting certain transactions and calls on ports located in countries that are subject to sanctions and embargoes and (ii) prohibiting bribery and other corrupt practices;
- Respond to changes in customer demands for our vessels;
- Obtain supplies and materials necessary for the operation and maintenance of our vessels;

- Recruit crew members with training, licenses and experience appropriate for our vessels; and
- Mitigate the impact of labour shortages and/or disruptions relating to crews on our vessels.

Any failure by our third-party service providers to perform to required standards or comply with applicable laws, or any reputational issues affecting them, could expose us to liability, operational disruption and reputational harm, materially adversely affecting our business.

The third-party managers have the right to terminate their agreements. If a third-party manager exercises that right, we will be required either to enter into substitute agreements with other third parties or to assume those management duties. We may not succeed in negotiating and entering into such agreements, and even if it does, the terms and conditions may be less favourable. If we are required to dedicate internal resources to managing its fleet (including hiring additional qualified personnel or diverting existing resources), this could increase costs and reduce efficiency and profitability. Any such changes could result in a temporary loss of customer approvals, disrupt our business and have a material adverse effect on our business, results of operations and financial condition.

Attracting and retaining motivated, well-qualified seagoing personnel is a top priority. In addition to our shore-based personnel, we employ officers and crew members on our owned fleet. In crewing our vessels, we employ certain employees with specialised training who can perform physically demanding work. If our crew are unable to adequately perform, it may negatively impact our business, financial condition or results of operations. This could harm our reputation as a safe and reliable vessel owner and operator.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders, which may create a conflict of interest.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders. Compagnie Maritime Belge NV, or CMB, our largest shareholder, beneficially owns the 178.726.458 of our ordinary shares, representing 56,56% of our outstanding shares, as of 1 April 2026. As long as one of our key shareholders beneficially owns a significant percentage of the outstanding ordinary shares, it is able to exercise significant influence over CMB.TECH and will be able to control the outcome of shareholder votes, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. CMB may not necessarily act in accordance with the best interests of other shareholders. The interests of a key shareholder may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, key shareholders may vote in a manner adverse to some other holders of our securities.

In addition, certain members of our Supervisory Board, including Mr. Patrick De Brabandere, and certain members of our Management Board, including Mr. Alexander Saverys, Mr. Michael Saverys, Mr. Ludovic Saverys, Mr. Benoit Timmermans and Mr. Maxime Van Eecke, also serve on the boards of CMB. There may be real or apparent conflicts of interest with respect to matters affecting CMB whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with CMB or participate in ventures in which CMB may participate, these members of our Supervisory Board and Management Board may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favourable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.

Risks related to legal and regulatory matters

We are subject to complex laws and regulations, including environmental laws and regulations that can increase our cost and liability exposure and adversely affect our business, results of operations and financial condition.

We operate worldwide including, where appropriate, through agents or other intermediaries. Compliance with complex laws and regulations that apply to our international operations increases our cost of doing business. These numerous and sometimes conflicting laws and regulations include, among others, data privacy requirements (in particular the European General Data Protection Regulation and, where applicable, the EU-U.S. Data Privacy Framework), labour relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. federal laws such as the FCPA and other U.S. federal laws and regulations established by the OFAC or other agencies, local laws such as the UK Bribery Act 2010 or other local laws which prohibit corrupt

payments to governmental officials or certain payments or remunerations to customers.

Given the high level of complexity of these laws, there is a risk that we, our agents or other intermediaries may inadvertently breach certain provisions thereunder. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Violations of laws and regulations could also result in prohibitions on our ability to operate in one or more countries and could materially damage our reputation, our ability to attract and retain employees, or our business, results of operations and financial condition. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

Our operations are also subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Oil spills that occur from time to time may also result in additional legislative or regulatory initiatives that may affect our operations or require us to incur additional expenses to comply with such new laws or regulations.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws can also affect the resale value or useful lives of our vessels, can require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental laws can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels and could harm our reputation with current or potential charterers of our vessels. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We are subject to sustainability reporting standards which impose substantial costs on our operations.

The Corporate Sustainability Reporting Directive ("CSRD") and other such sustainability reporting standards entail reporting risks and opportunities arising from social and environmental issues. The rules became applicable in the financial year 2024, for reports to be published in 2025. However, on 26 February 2025, the Commission introduced an Omnibus package to streamline reporting while maintaining transparency, proposing changes to the scope and timing of the CSRD, EU Taxonomy, and CSDDD. We are defined as listed SME for both CSRD (<1000 employees) and EU Taxonomy (<1000 employees). SMEs with securities listed on EU regulated markets, have no reporting requirements under CSRD and EU Taxonomy. Hence, we will only report Sustainability and Taxonomy-related information on a voluntary and case-by-case basis. In December 2025, the European Parliament approved the provisional agreement.

The EU ETS makes polluters pay for their greenhouse gas emissions, helps bring emissions down and generates revenues to finance the EU's green transition. It operates in all EU countries, Iceland, Liechtenstein and Norway, and, as of 2024, regulates the shipping industry. Under the EU ETS, shipowners will need to register, open accounts and report their emissions within the methodology required by the system. Charterparties need to include new ETS-related clauses and divide

responsibilities between Owners and Charterers in order to comply with the regulations. This will generate additional operational, legal and administration work. Non-compliance with the rules could lead to sanctions, whether due to unfamiliarity with the new regulations , making errors in the submission data , or poor agreements between Owners and Charterers, etc. This could have a material adverse effect on our business. We have therefore prepared terms and conditions for insertion into our trading contracts such as but not limited to time, voyage and bareboat charters, ship management agreements and other trading documents, aiming at protecting our best interests by limiting compliance and administration costs as well as other financial burdens. In view of the administration of our EU ETS rights and obligations, we have opened Maritime Operator Holding Accounts ("MOHA accounts") so as to enable us to buy, trade and surrender emission allowances online.

In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements is costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of MARPOL, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the BWM Convention of the IMO, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulphur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

We are subject to international safety regulations and if we fail to comply with these regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is regulated by international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the countries of their registration. As such, we are subject to the requirements set forth in the IMO's International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, the International Ship & Port Facility Security Code (" ISPS Code"), promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, (SOLAS Convention"), as well as to other conventions, mainly MARPOL, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or ("STCW"), etc. Failure to comply with these requirements may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports. The U.S. Coast Guard ("USCG") and EU and relevant port State control authorities enforce compliance with the ISM and ISPS Codes and prohibit non-compliant vessels from trading in U.S. and E.U. ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Because these conventions, laws and regulations are frequently revised, we cannot predict the ultimate cost of compliance or their impact on our operations, vessel resale values or useful lives. New or amended requirements may be adopted that could limit our ability to do business or increase our costs and materially adversely affect our operations. We are also required to obtain and maintain various permits, licenses, certificates and financial assurances in connection with our operations.

Developments in safety and environmental requirements relating to the recycling of vessels may result in unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, ("the Hong Kong Convention"), aims to ensure ships are being recycled once they reach the end of their operational lives, and do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention's entry into force on 26 June 2025, each ship that gets recycled will have to carry an Inventory of Hazardous Materials. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

In 2013, the European Parliament and the Council of the EU adopted the EU Ship Recycling Regulation which retains key requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU Member State may only be recycled in facilities included on the European List of ship recycling facilities, which is reviewed and updated periodically. The limited number and capacity of approved facilities capable of recycling large vessels, compared to major recycling markets outside the European List, may result in longer wait times and downward pressure on the purchase prices offered for EU-flagged vessels, which could reduce the residual values we realise upon disposal of vessels.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

Regulations relating to ballast water discharge result in increased costs.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention ("IOPP") renewal survey, vessels constructed before September 8, 2017 are required to comply with the updated D-2 standard. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.

The regulatory landscape in the United States concerning vessel discharges is currently evolving. While the 2013 Vessel General Permit ("VGP") program and the U.S. National Invasive Species Act ("NISA") remain in effect, the Vessel Incidental Discharge Act ("VIDA") introduces a new regulatory framework. On September 20, 2024, the U.S. Environmental Protection Agency ("EPA") finalized the Vessel Incidental Discharge National Standards of Performance, establishing national standards for approximately 30 types of incidental discharges, including ballast water, similar to those previously covered under the VGP. Following this, the U.S. Coast Guard ("USCG") is now responsible for developing the corresponding implementation, compliance, and enforcement regulations, which are expected by September 2026. Until the USCG finalizes these regulations, vessels must continue to comply with the existing EPA 2013 VGP and applicable USCG ballast water requirements. However, the future implementation of the VIDA framework may necessitate the installation of new equipment or modifications to existing systems to meet updated discharge standards. These developments could result in substantial additional costs, which may adversely affect our operational flexibility and profitability.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the EC and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy.

Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to owning, operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities could also be adversely affected. by compliance with such changes.

Additionally, increased regulation of greenhouse gas emissions may incentivize use of alternative energy sources. Unless and until such regulations are implemented and their effects are known, we cannot reasonably or reliably estimate their impact on our financial condition, results of operations and ability to compete. However, any long-term material adverse effect on our industry may adversely affect our financial condition, results of operations and cash flows.

We are subject to litigation risks in connection with our takeover of and merger with Golden Ocean Group, which could result in cash payments to former Golden Ocean shareholders and increased costs.

Following the merger of Golden Ocean with and into CMB.TECH Bermuda, certain former Golden Ocean shareholders who dissented from the merger commenced proceedings before the Court in Bermuda. These shareholders seek, among other things, cash consideration for their former Golden Ocean shares or, alternatively, a court appraisal of the fair value of their shares under Bermudan law. Although management believes that the Company's position is more likely than not to prevail, litigation is inherently uncertain. An adverse outcome could require us to make cash payments to the dissenting shareholders and incur significant legal and other costs, which could adversely affect our financial condition.

Risk Factors Relating to Tax Matters

United States tax authorities could treat us as a "Passive Foreign Investment Company" ("PFIC"), which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a PFIC for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, the income from our time and voyage chartering

activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of "passive income."

There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service "IRS", pronouncements concerning the characterisation of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterises time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended ("Code"), (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their ordinary shares, as if the excess distribution or gain had been recognised ratably over the shareholder's holding period of the ordinary shares.

We may have to pay tax on United States source shipping income, or taxes in other jurisdictions, which would reduce our net earnings.

Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax imposed by Section 887 of the Code on a gross basis without allowance for deductions, unless that corporation qualifies for exemption from taxation under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury or an applicable U.S. income tax treaty. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

We and our subsidiaries continue to take the position that we qualify for, either this statutory tax exemption, or exemption under an income tax treaty for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our ordinary shares (5% shareholders) owned, in the aggregate, 50% or more of our outstanding ordinary shares for more than half the days during the taxable year, and there does not exist sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% shareholders from owning 50% or more of our ordinary shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 of the Code or exemption under an income tax treaty for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

We may also be subject to tax in other jurisdictions, which could reduce our earnings.

Our shareholders residing in countries other than Belgium may be subject to double withholding taxation with respect to any dividends or other distributions made by us.

Any dividends or similar distributions we make to shareholders will, in principle, be subject to withholding tax in Belgium at a rate of 30%, except for shareholders that qualify for an exemption of withholding tax such as, amongst others, qualifying pension funds or a company qualifying as a parent company in the sense of the Council Directive (90/435/EEC) of 23 July 1990, or the Parent-Subsidiary Directive or that qualify for a lower withholding tax rate or an exemption by virtue of a tax treaty. Various conditions may apply and shareholders residing in countries other than Belgium are advised to consult their advisers regarding the tax consequences of dividends or other distributions made by us. Our shareholders residing in countries other than Belgium may not be able to credit the amount of such withholding tax to any tax due on such dividends or other distributions in any other country than Belgium. As a result, such shareholders may be subject to double taxation in respect of such dividends or other distributions.

Belgium and the United States have concluded a double tax treaty concerning the avoidance of double taxation, ("U.S.-Belgium Treaty"). The U.S.-Belgium Treaty reduces the applicability of Belgian withholding tax to 15%, 5% or 0% for U.S. taxpayers, provided that the U.S. taxpayer meets the limitation of benefits conditions imposed by the U.S.-Belgium Treaty. The Belgian withholding tax is generally reduced to 15% under the U.S.-Belgium Treaty. The 5% withholding tax applies in cases where the U.S. shareholder is a company which holds at least 10% of our ordinary shares. A 0% Belgian withholding tax applies when the shareholder is a company that has held at least 10% of our ordinary shares for at least 12 months, or is, subject to certain conditions, a U.S. pension fund. The U.S. shareholders are encouraged to consult their own tax advisers to determine whether they can invoke the benefits and meet the limitation of benefits conditions as imposed by the U.S.-Belgium Treaty.

Changes to the tonnage tax or the corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

Shortly after its incorporation in 2003, we applied for treatment under the Belgian tonnage tax regime. It was declared eligible for this regime by the Federal Finance Department on 23 October 2003, for a ten-year period. In line with the tonnage tax regulations, which are part of the normal corporate tax regime in Belgium, profits from the operation of seagoing vessels are determined on a lump sum basis based on the net registered tonnage of the particular vessels. After this first ten-year period had elapsed, the tonnage tax regime has been automatically renewed for another ten-year period. The application for prolongation of this Tonnage Tax Regime as from 2024 was timely filed before the end of 2023 and was approved in 2024 by the Belgian Ruling Commission. The Belgian Ruling Commission formally confirmed that the Tonnage Tax Regime applies for a ten-year period as from 1 January 2024 and thereafter will be automatically renewed for another ten-year period. This tonnage tax replaces all factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in Belgium.

Changes to the tax regimes applicable to us, or the interpretation thereof, may impact our future operating results.

We operate vessels under multiple flags and are subject to tonnage tax and other shipping-related tax regimes in various jurisdictions.

There is, however, no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed such as, but not limited to, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent such changes would be implemented on the EU level only, the global level playing field may be distorted and put the Company in a weaker competitive position compared to its non-EU peer companies.

Changes in trade and fiscal policy may adversely impact our business and future operations.

In April 2025, the Trump Administration and the Office of the U.S. Trade Representative, or the USTR, implemented significant trade actions, including (i) a fee to be paid by a vessel's operator for any vessel owned or operated by a Chinese entity arriving to a U.S. port, to be paid up to five times per calendar year per vessel, which fee is calculated at a rate of $50 per net ton for the arriving vessel and increases over time, plateauing at $140 per net ton by April 2028; and (ii) a fee charged to operators of Chinese-built vessels (subject to certain targeted coverage exclusions), which fees are calculated at the higher of either $18 per net ton for the arriving Chinese-built vessel or $120 for each container discharged, again increasing over time to $33 per net ton, or $250 per container discharged, by April 2028; and (iii) a fee charged to operators of non-U.S. built vehicle carriers arriving to a U.S. port, to be paid up to five times per calendar year per vessel, which fee is calculated in the amount of $46 per net ton for the arriving vehicle carrier. These fees became effective for vessels arriving at U.S. ports of entry on October 14, 2025.

On October 10, 2025, in response to the USTR action, China's Ministry of Transport (the "Ministry") announced retaliatory special port service fees applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. Although the Ministry later published formal implementing measures, key uncertainties remain that may affect how we plan and comply. These fees also became effective on October 14, 2025.

On October 30, 2025, following certain trade negotiations held between China and the United States in South Korea, China's Ministry of Commerce released a statement indicating that the United States will suspend implementation of certain of these trade actions and that, after the U.S. suspends implementation, China will also suspend implementation of countermeasures for a period of one year. Uncertainties remain concerning the scope and timing of any suspension of fees by either the U.S. or China. As there remains uncertainty about whether the port fees measures will be implemented in the future and about how they will be interpreted and enforced, we currently are unable to determine with certainty the impact these additional fees will have on us, our business and operations, or our industry.

Changes in tax regulations from other countries we are involved with due to our global trade may affect our business and future operations.

Foreign countries may impose new tax laws which can impact the shipping industry. It is also possible

that already existing foreign tax law is not known by us and can have a material effect on our financial position. We can not be sure that we are always aware of all tax law in each country our vessels trade to or all countries we are involved with due to our global trade.

The lack of this information may lead to heavy tax claims from foreign countries directed to us as a shipowner. This could affect us financially for the past, current and future trade of our vessels.

The Nigerian Federal Inland Revenue Service (FIRS) has commenced a tax compliance exercise for the period of 2010-2019 towards non-resident companies trading in Nigeria. The Federal Government of Nigeria granted a 3-month window from 19 June 2023 for international shipping companies operating in Nigeria to regularise their tax status in Nigeria and another window from 19 September 2023, to 31 December 2023, for affected companies to pay all their outstanding taxes to the Federal Government of Nigeria. An extension was provided till March 2024 with a degree on the waiver for penalties and interests claimed. Despite the Double Tax Treaty between Belgium and Nigeria, the Nigerian government has shown to be difficult in cooperating on the subject. If the legal tax issues are not handled with proper care, this could result in an adverse effect on our financial situation, our trade and operations going forward.

Other foreign tax regulations which are not or not well known by us can affect our business in an adverse way even for events taking place in the past. This could be for taxes due because of our global trade, the flag of our vessels, the places where our offices are located, places where our vessels are moored or because of some underlying contracts we might have (e.g. Charterparty, insurance, etc.). The impact of these tax laws could have an adverse effect on our legal and financial position and influence our trade and operations going forward.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today's tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development's ("OECD") two-pillar base erosion and profit shifting project. In 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalisation of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Risks Related to Investment in our Ordinary Shares

The price of our ordinary shares has fluctuated in the past, has been volatile and may be volatile in the future, future sales of our ordinary shares could cause the market price of our ordinary shares to decline, and as a result, investors in our ordinary shares could incur substantial losses.

The market price of our ordinary shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic, regulatory and ESG trends, general market conditions, rumours and fabricated news and other factors, many of which are beyond our control. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our ordinary shares. There can be no guarantee that our stock price will remain at current prices. The market price of our common stock could decline due to sales of our shares in the market or the perception that such sales could occur. This could depress the market price of our common stock and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all.

The market price for our ordinary shares may be influenced by many factors, including the following:

- Investor reaction to the execution of our business strategy, including mergers and acquisitions;
- Shareholder activism;
- Our continued compliance with the listing standards of NYSE and/or Euronext Brussels and/or Euronext Oslo;
- Regulatory or legal developments in the United States and other countries, especially changes in

laws or regulations applicable to our industry, including those related to climate change;

- Variations in our financial results or those of companies that are perceived to be similar to us;
- Our ability or inability to raise additional capital and the terms on which we raise it;
- Declines in the market prices of stocks generally;
- Trading volume of our ordinary shares;
- Shorting activity in relation to our share;
- Actual or threatened lawsuits, claims or other legal proceedings involving our company;
- Sales of our ordinary shares by us or our stockholders;
- General economic, industry and market conditions; and
- Other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.

These broad market and industry factors may cause the market price of our ordinary shares to drop, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our ordinary shares has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our ordinary shares could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

In addition, securities of certain companies have recently experienced significant and extreme volatility in stock price due to short sellers of ordinary shares, known as a "short squeeze". These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the Company. Many investors who have purchased shares in those companies at an inflated rate risk losing a significant portion of their original investment, as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that our shares will not be in the future, and if so it could cause you to lose a significant portion or all of your investment.

We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common shares at all.

From time to time our Supervisory Board may authorise a share buyback within the Belgian legal framework. There is no guarantee that we will repurchase shares at a level anticipated by stockholders or at all, which could reduce returns to our stockholders. Once authorised, decisions to repurchase our common stock will be at the discretion of our Management Board, based upon a review of relevant considerations.

Based on the authorisation granted by the Special General Meeting on 22 May 2025, we may repurchase up to 60 million of our own shares over a period of five years if we believe there is a significant gap between the market price of the shares and the Company's intrinsic value.

As of 9 April 2025, we owned 25,807,878 of our own shares (8.17% of the total issued shares). We may continue to buy back our shares opportu-nistically under the conditions laid down by law and subject to a valid authorisation. The extent to which we do so and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory require-ments and other corporate considerations.

The Supervisory Board's determination to authorize the repurchase of ordinary shares will depend upon our profitability and financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that the Supervisory Board deems relevant. Based on an evaluation of these factors, the Supervisory Board may determine not to repurchase shares or to do so at reduced levels compared to historical levels, any or all of which could reduce returns to our stockholders. The Supervisory Board may suspend or discontinue this authorisation at any time.

The Supervisory Board decided to amend the dividend policy to a full discretionary dividend policy. We therefore cannot assure you that we will declare or pay any dividends. The shipping industry is volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

The Supervisory Board amended our dividend policy to a full discretionary dividend policy at the end of 2023.

Consequently, our Supervisory Board may from time to time, declare and pay cash dividends in accordance with our Coordinated Articles of Association and applicable Belgian law. The declaration and payment of dividends or other distributions, if any, will always be subject to the approval of either our Supervisory Board (in the case of "interim dividends") or of the shareholders (in the case of "regular dividends", "intermediary dividends" or "repayment of capital").

Our Supervisory Board will continue to assess the declaration and payment of dividends upon consideration of our financial results and earnings, restrictions in our debt agreements, market prospects, current capital expenditures, commitments, investment opportunities, and the provisions of Belgian law affecting the payment of dividends to shareholders and other factors. We may stop paying dividends at any time and cannot assure you that we will pay any dividends in the future or of the amount of such dividends.

In general, under the terms of our debt agreements, we are not permitted to pay dividends if there is or will be a default or a breach of a loan covenant as a result of the dividend. Our credit facilities also contain restrictions and undertakings which may limit our and our subsidiaries' ability to declare and pay dividends (for instance, with respect to each of our joint ventures, no dividend may be distributed before its loan agreement, as applicable, is repaid in full).

Belgian law generally prohibits the payment of dividends unless net assets on the closing date of the last financial year do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit is allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, our net assets would fall below the sum of (i) the amount of our registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by our Coordinated Articles of Association or by law, such as the reserves not available for distribution in the event we hold treasury shares.

We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at a level anticipated by stockholders or at all. In addition, the corporate law of jurisdictions in which our subsidiaries are organised may impose restrictions on the payment or source of dividends under certain circumstances.

Future issuances and sales of our ordinary shares could cause the market price of our ordinary shares to decline.

As of 31 December 2025, our issued (and fully paid up) share capital was $343,439,903.39 which was represented by 315,977,647 shares. As of 31 December 2025, we had:

- 290,169,769 ordinary shares outstanding, and
- 25,807,878 treasury shares.

Our Shareholders' Special General Meeting in 2025 authorised our Supervisory Board to acquire a maximum of 60 million shares during a period of five years, at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.

On 21 March 2024, the Supervisory Board had authorised the Management Board to repurchase up to 10 million shares at a maximum purchase price per share of $17.86 (dividend or other distribution paid should be deducted from this amount as of the ex-dividend date) with a term from 21 March 2024 to 28 June 2024. Shares that we repurchase can be cancelled or can be held as treasury shares, at the option of the Company.

Under Belgian corporate laws, the voting rights related to treasury shares are suspended and treasury shares give no entitlement to dividend. We may at any time transfer all or part of our treasury shares to a third party, at which time the corresponding voting rights will cease to be suspended and the shares will again give their holder entitlement to dividend. Our shareholders may incur dilution from any such future transfer.

Additionally, by decision of our shareholders' meeting held on 22 May 2025, our Supervisory Board is authorized to increase our share capital in one or several times by a total maximum amount of $239,147,500 (with possibility for our Supervisory Board to restrict or suspend the preferential subscription rights of our existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by our Supervisory Board.

Issuances and sales of a substantial number of ordinary shares in the public market, or the perception that these issuances or sales could occur, may depress the market price for our ordinary shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional ordinary shares in the future. Our shareholders may incur dilution from any such future equity offering.

We are incorporated in Belgium, which provides for different and in some cases more limited shareholder rights than the laws of jurisdictions in the United States.

We are a Belgian company and our corporate affairs are governed by Belgian corporate law. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management, the dividend payment dates and the rights of shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States.

For example, there are no statutory dissenters' rights under Belgian law with respect to share exchanges, mergers and other similar transactions, and the rights of shareholders of a Belgian company to sue derivatively, on our behalf, are more limited than in the United States.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts.

Civil liabilities based upon the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium or in actions instituted in Belgium to enforce judgments of U.S. courts. Actions for the enforcement of judgments of U.S. courts will prevail only if the Belgian court confirms the substantive correctness of the judgment of the U.S. court and is satisfied that:

- The effect of the enforcement judgment is not manifestly incompatible with Belgian public policy;
- The judgment did not violate the rights of the defendant;
- The judgment was not rendered in a matter where the parties transferred rights subject to transfer restrictions with the sole purpose of avoiding the application of the law applicable according to Belgian international private law;
- The judgment is not subject to further recourse under U.S. law;
- The judgment is not incompatible with a judgment rendered in Belgium or with a subsequent judgment rendered abroad that might be enforced in Belgium;
- A claim was not filed outside Belgium after the same claim was filed in Belgium, while the claim filed in Belgium is still pending;
- The Belgian courts did not have exclusive jurisdiction to rule on the matter;
- The U.S. court did not accept its jurisdiction solely on the basis of either the nationality of the plaintiff or the location of the disputed goods; and
- The judgment submitted to the Belgian court is authentic.

Any shareholder acquiring 30% or more of our issued ordinary shares is required to make a mandatory unconditional public takeover bid.

According to the Belgian law, any shareholder who acquires 30% or more of our issued shares is required to make a mandatory unconditional public takeover bid in the remaining shares in CMB.TECH that it and its affiliates do not already own. The purpose in making the offer for the remaining shares in CMB.TECH is to comply with its obligations under Article 5 of the Takeover Law and Article 50 of the Takeover Decree. Any shareholder who comes into possession, other than following a voluntary takeover bid, directly or indirectly, of more than 30% of our capital or voting rights, shall launch a takeover bid on all the shares and securities granting access to the shares or voting rights, and on terms that comply with applicable U.S. securities laws, and SEC and NYSE rules and regulations.


CMA CGM
CMA CGM DOLOMITES

Corporate Governance Statement

Introduction

Reference Code

During 2020, the company adopted the Belgian Code on Corporate Governance of 2020 as its reference code within the meaning of Article 3:6(2)(4) of the Belgian Code on Companies and Associations (the 'BCCA') and updated its Corporate Governance Charter accordingly. The full text of the Corporate Governance Charter can be consulted on the Company's website, under the Corporate Governance section: https://cmb.tech/investors/corporate-governance/policies-and-documentation.

New York Stock Exchange Listing

Following the dual listing of the Company's shares on the New York Stock Exchange on 23 January 2015, the New York Stock Exchange Corporate Governance rules for Foreign Private Issuers became applicable to the Company. The Company therefore registered as a reporting company under the US Securities and Exchange Act of 1934, as amended. As a further result of this listing, the Company is subject to the US Sarbanes-Oxley Act of 2002 and to certain US Securities laws and regulations relating to corporate governance applicable to reporting companies that are foreign private issuers and are subject to suspended reporting obligations (SEC).

Oslo Børs listing

Following the secondary listing of the Company's shares on Euronext Oslo Børs on 20 August 2025, the Company became subject to certain rules and regulation applicable to issuers with shares listed on this regulated market. As the Company is secondary listed on Euronext Oslo Børs and Belgium remains the Company's home member state, the Company is however exempted from a majority of such Norwegian securities trading rules and regulations. There are hence no or very limited additional material reporting or compliance requirements applicable to the Company as a result of the secondary listing on Euronext Oslo Børs, beyond those that the Company was already subject to as a result of its primary listing on Euronext Brussels. The Company will however need to publish and distribute its financial and other reporting through the Oslo Stock Exchange's distribution system and official storage mechanism, www.newsweb.no on the Company's OSE ticker, "CMBTO".

The Company has elected not to report on the Norwegian Corporate Governance Code, but will continue to annually publish a corporate governance statement in accordance with the 2020 Corporate Governance Code and the BCCA.

Corporate Governance

The company has a two-tier governance model including a Supervisory Board and a Management Board as set out in article 7:104 and following of the BCCA.


POWERED BY HYDROGEN

Capital, shares and shareholders

Capital and shares

On 31 December 2025 the registered share capital of CMB.TECH amounted to USD 343,439,903.39 and was represented by 315,977,647 shares without par value.

The shares are in registered or dematerialised form and may be traded on the New York Stock Exchange, Euronext Oslo Børs or Euronext Brussels, depending on which component of the share register they are registered in. Shares may be transferred from one component to the other after completion of a procedure for repositioning.

Senior unsecured bonds

On 2 September 2021, the company successfully placed $200 million senior unsecured bonds. The bonds, issued by Euronav Luxembourg S.A. and guaranteed by CMB.TECH (then named Euronav NV), mature in September 2026 and carry a coupon of 6.25%. The bonds are listed on the Oslo Stock Exchange as of 22 March 2022.

Treasury shares

On 31 December 2025 CMB.TECH held 25,807,878 of its own shares.

Shareholders and shareholders' structure

On 31 December 2025, and taking into account the transparency declarations available on that date, the shareholders' structure was as shown in the table.

Table 12: Shareholder structure on 31 December 2025

Shareholder	Shares	Percentage of total # shares	Percentage of total # of voting shares
CMB.TECH (treasury shares)	25,807,878	8.17 %	— %
Saverco NV	24.400	0.01 %	0.01 %
CMB NV	178,726,458	56.56 %	61.59 %
Total	**204,558,736**	**64.74 %**	**61.60 %**
Shareholder	**Shares**	**Percentage**	
Other	111,418,911	35.26 %	38.40 %
Total	**315,977,647**	**100.00 %**	**100.00 %**



Supervisory Board

Name	Type of mandate	First appointed	End term of office
Patrick De Brabandere*	Non-Independent Member, Chair	March 2023	AGM 2026
Patrick Molis**	Independent Member	November 2023	AGM 2026
Catharina Scheers	Independent member	November 2023	AGM 2026
Bjarte Bøe	Non-Independent Member	November 2023	AGM 2026
Gudrun Janssens	Independent Member	August 2025	AGM 2026
Carl E. Steen	Independent Member	September 2025	AGM 2026

*as Permanent Representative of Debemar BV
** as Permanent Representative of Compagnie Nationale de Navigation SAS



Hereunder follows a list of biographies of the members of the Supervisory Board in the composition on 31 December 2025.



Patrick De Brabandere* - Non- Independent Member

Mr. Patrick De Brabandere serves on the Supervisory Board since the SGM of 23 March 2023 as a non-independent member. He is the Chairman of the Supervisory Board and the Chairman of the Audit and Risk Committee.

Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again until June 2022. He currently is a director of CMB NV.



Patrick Molis* - Independent Member

Mr. Patrick Molis serves on the Supervisory Board since the SGM of 21 November 2023 as an independent member.

Mr. Patrick Molis graduated from the Institut d'Etudes Politiques de Paris and holds a Master's degree in law from Paris X Nanterre. He started his career as a Magistrate at the Cour des Comptes after joining the National School of Administration. Mr. Patrick Molis was General Manager of Union Normande Investissement (1989-1992), CFO of Worms & Cie Group (1994-1997), General Manager of Compagnie Nationale de Navigation (1995- 1998), Chairman of the Board of Compagnie du Ponant (2012-2015) and Chairman and CEO of Héli-Union (2013-2022). He is currently Chairman of Compagnie Nationale de Navigation (since 1998), and director of Sabena Technics. He has previously served as member of the board of directors of Euronav Luxembourg (1995-2001), Euronav (2004-2010), Compagnie Maritime Nantaise (1995-2017), Compagnie Méridionale de Navigation (2008-2022) and of the Conseil d'orientation du Domaine national de Chambord (2007-2017). Mr. Patrick Molis has been awarded the titles of Knight of the Legion of Honour and Officer of the Order of Merit.



Catharina Scheers - Independent Member

Mrs. Catharina Scheers serves on the Supervisory Board since the SGM of 21 November 2023 as an independent member.

Mrs. Catharina Scheers holds a Master's degree in Communication and Media from KU Leuven and a Bachelor's degree in Political and Social Science from the University of Antwerp. She started her career with Fast Lines in 1993. She is the owner and managing director of Fast Lines Belgium and has been appointed Chair of the company since 2003. She is currently also a member of the board of directors of BSF (Belgian Shipping Federation), a member of the board of BRABO and a member of WISTA (Women's International Shipping and Trading Association). In 2021, Mrs. Catharina Scheers received the ESPA "Maritime Figure of the Year" award.



Bjarte Bøe - Non-Independent Member

Mr. Bjarte Bøe serves on the Supervisory Board since the SGM of 21 November 2023 as a non-independent member.

Mr. Bjarte Bøe graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He also sat on the board of CMB.TECH Enterprises (named CMB.TECH at the time) from April 2021 until February 2022. He is a serving board member of Eika Group (a Norwegian savings bank group) since April 2023. He is Chairman of Merkantilbygg (a Norwegian property company) since August 2024. He was Chairman of Ellos AB (a Swedish retail company) during restructuring from July '24 until October '24. He is Chairman of Jøtul (a Norwegian wood stove producer) since January 2025 (under restructuring).



Gudrun Janssens - Independent Member

Mrs. Gudrun Janssens had been a member of the Supervisory Board since 27 August 2025 as an independent member.

Mrs Gudrun Janssens oversees BIMCO's EU-related marine environment, safety and technical affairs from the Brussels office. She has significant expertise in ship recycling. She studied Chemistry with a focus on environmental sciences and began her professional career at the Public Waste Agency of Flanders in 2000.

As a senior policy advisor and member of the Belgian delegation to the IMO, she was involved in shaping the Belgian policy on ship waste management and ship recycling for over 15 years. Ms Gudrun Janssens also worked for the European Community of Shipowners' Association (ECSA) and the Royal Belgian Shipowners Association as Head of Environmental and Technical Affairs, managing environmental and climate-related shipping issues at both European and international levels.



Carl Steen - Independent Member

Mr. Carl Steen has been a board member since 25 September 2025 and serves on our Remuneration Committee. He graduated in 1975 from ETH Zurich Switzerland with a M.Sc. in Industrial and Management Engineering. After working for a number of high profile companies in Norway, he moved to Luxembourg in 1983 and started his banking career in Christiania Bank Luxembourg. Mr Steen joined Nordea Bank from 2001 to February 2011 as head of the banks Shipping, Oil Services & International Division. Mr Steen has been director in various Norwegian and international companies within the shipping, offshore and banking sphere. From 2015-2022 he was Chairperson in Euronav NV.

He now serves as Chairperson in Wilhelmsen Holding ASA and holds directorship in Golar LNG Ltd and Himalaya Shipping Ltd.

Composition

The Supervisory Board currently consists of six members. Four are Independent Members under the Belgian Corporate Governance rule, Rule 10A-3 promulgated under the US Securities Exchange Act of 1934, and the rules of the NYSE. The articles of association provide that the members of the Supervisory Board can be appointed for a period not exceeding four years per mandate but are eligible for re-election. The company's articles of association do not set an age limit for the members of the Supervisory Board.

Gender diversity

In accordance with the Corporate Governance Code and the BCCA, the Supervisory Board must be composed in a manner compliant with the principles of gender diversity, as well as of diversity in general. The Supervisory Board of CMB.TECH currently consists of four men and two women with varying yet complementary expertise. The Supervisory Board has been made aware of the law of 28 July 2011 on gender diversity and the recommendations issued by the Corporate Governance and Nomination Committee following the enacting of the law with regard to the representation of women on Supervisory Boards of listed companies.

The Management Board consists of five men: they are all based in Belgium. They all hold academic degrees in various disciplines such as law and finance. Their ages vary between 41 and 64.



Functioning of the Supervisory Board

In 2025 the Supervisory Board formally met twelve times for a Board meeting. The attendance rate of the members was the following:

Name	Type of mandate	Meetings attended
Marc Saverys	Non-Independent Member - Chairman until 27 August 2025	8 out of 9 (start mandate March 2023 - end mandate August 2025)
Patrick De Brabandere *	Non-Independent Member - Chairman as of 27 August 2025	11 out of 12 (start mandate March 2023)
Julie De Nul	Independent Member until 25 September 2025	10 out of 10 (start mandate March 2023 - end mandate September 2025)
Patrick Molis **	Independent Member	12 out of 12 (start mandate March 2023)
Catharina Scheers	Independent Member	12 out of 12 (start mandate May 2023)
Bjarte Bøe	Non-Independent Member	12 out of 12 (start mandate November 2023)
Gudrun Janssens	Independent Member	3 out of 3 (start mandate August 2025)
Carl Steen	Independent Member	2 out of 2 (start mandate September 2025)

**as Permanent Representative of Debemar BV*
***as Permanent Representative of Compagnie Nationale de Navigation SAS*

Besides formal meetings, the Supervisory Board members of CMB.TECH are regularly in contact with each other, by conference call or via e-mail.





Working procedures

On 20 February 2020 the extraordinary shareholders meeting implemented the BCCA and adopted new articles of association including a two-tier governance model. The powers and responsibilities of the Supervisory Board are those outlined in article 7:109 of the BCCA and section III.1 of the Corporate Governance Charter. All decisions of the Supervisory Board are taken in accordance with article 19 of the articles of association. A copy of the articles of association and the new Corporate Governance Charter can be consulted at https://cmb.tech/investors/corporate-governance.

The Supervisory Board is the ultimate supervisory body of the company. It is responsible for the general policy and strategy of the company and has the power to perform all acts that are exclusively reserved to it by the Code of Companies and Associations. The Supervisory Board supervises the Management Board.

The Supervisory Board pursues the success of the company in terms of shareholder value while giving consideration to the corporate, social, economic and environmental responsibility, gender diversity and diversity in general. In doing so, members of the Supervisory Board shall act honestly and in good faith with a view to the best interests of the company.

Activity report 2025

In 2025 CMB.TECH's Supervisory Board deliberated on a variety of topics, including but not limited to:

- Mid- and long-term strategic perspectives for the company;
- Capital allocation strategy and implementation, including quarterly return to shareholders by way of dividend and/or share buybacks;
- Sustainability matters, including developments regarding alternative fuels, propulsion methods and ESG related regulatory developments;
- The acquisition of a stake in Golden Ocean Group Limited and related financing;
- The share-for-share merger with Golden Ocean Group Limited;
- The resignation of Mr. Marc Saverys and Ms. Julie De Nul and the co-optation of Ms. Gudrun Janssens and Mr. Carl Steen;
- The diversification, decarbonisation and optimisation of the company's fleet;
- The impact of Russia's invasion of Ukraine on the crude oil and transport markets;
- The impact of the Houthi attacks on shipping in the Red Sea;
- The impact of sanctions on Iran with regards to the carriage of crude oil by the dark fleet;
- Fleet management strategy and implementation, including sales and purchases of vessels;
- Overseeing the sale of several Suezmaxes and VLCCs and the purchase of several eco-type VLCCs and Suezmax newbuildings;
- (Re-)financing of existing as well as newly acquired vessels;
- The global refinancing of all outstanding loans;
- Corporate governance matters;
- The company culture and its values;
- Risk management, including third party risk management policy and processes;
- Health, Safety, Quality and Environment (HSQE) matters.

Procedure for conflicts of interest and related party transactions

The procedure for related parties transactions within the Supervisory Board is set out in the BCCA. In the course of 2025, no decisions taken by the Supervisory Board required the application of the conflict of interest procedure as set out in provision 7:115 of the BCCA.

The annual report contains a summary of all announcements during the financial year, which can be found on p 35-40. More detailed information can be found on our website: **https://cmb.tech/investors/press-releases**

Supervisory Board Committees

Audit and Risk Committee

Composition

In accordance with Article 7:119 of the BCCA and provision 4.3 of the Belgian Corporate Governance Code 2020, the Audit and Risk Committee must count at least three Supervisory Board Members, of which at least one is an Independent Member. On 31 December 2025 the Audit and Risk Committee of CMB.TECH counts three Supervisory Board members, of which two are Independent Members.

As of 31 December 2025, the composition of the Audit and Risk Committee was as follows:

Name	End term of office	Independent Member
Patrick de Brabandere*[1]	2026	
Catharina Scheers [2]	2026	x
Patrick Molis**	2026	x

1 Expert in accounting, internal control over financial reporting and audit related matters (see biography) in accordance with Article 3:6 paragraph 1, °9 of the Belgian Companies and Associations Code
**as Permanent Representative of Debemar BV*
*** as Permanent Representative of Compagnie Nationale de Navigation SAS*
2 Ms. Scheers was replaced in the Audit and Risk Committee by Mr. Carl E. Steen on 24 March 2026

Powers

The Audit and Risk Committee handles a wide range of financial reporting, controlling and risk management matters and is responsible for the appointment, the compensation and the oversight of the independent auditor. Its main responsibilities and functions are described in the Corporate Governance Charter. The Audit and Risk Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and powers of the Committee comply with applicable laws and regulations.

Activity report 2025

Name	Type of mandate	Meetings attended
Patrick de Brabandere * (Chair)	Chair & non-independent member	8 out of 8 (start mandate March 2023)
Catharina Scheers	Independent Member	7 out of 8 (start mandate November 2023)
**Patrick Molis ** **	Independent Member	8 out of 8 (start mandate November 2023)

**as Permanent Representative of Debemar BV*
*** as Permanent Representative of Compagnie Nationale de Navigation SAS*

During these meetings, the key elements discussed within the Audit and Risk Committee included financial statements, impairment methodology, assumptions (including residual values used for vessels) and depreciations, fuel inventory valuation, external and internal audit reports, quality and performance of the external audit process, external audit approach and independence, the internal audit function, old and new financing and related covenants, ESEF implementation, accounting policies, matters related to section 302 and 404 of the Sarbanes-Oxley Act and the effectiveness of the internal control over financial reporting, third party risk management policy and procedures, the Belgian annual report, the annual report on Form 20-F, certain company policies, significant transactions or important claims, organisation and staffing of the finance teams, GDPR implementation and monitoring, cybersecurity, tax matters, risk management process and framework and the risk register, and whistleblowing.

Remuneration Committee

Composition

As of 31 December 2025, the Remuneration Committee of CMB.TECH counted three Supervisory Board members, all being Independent Members. In this respect, CMB.TECH is in compliance with Article 7:120 of the BCCA and Article 4.3 of the Belgian Corporate Governance Code 2020, pursuant to which a Remuneration Committee should comprise at least three members, a majority being Independent Members.

As of 31 December 2025, the Remuneration Committee was composed as follows:

Name	End term of office	Independent members
Carl Steen	2026	x
Gudrun Janssens[1]	2026	x
Catharina Scheers	2026	x

1 Ms. Janssens was replaced in the Remuneration Committee by Mr. Bjarte Bøe on 24 March 2026

Powers

The Remuneration Committee has various advisory responsibilities related to the remuneration policy of members of the Supervisory Board, members of the Management Board and employees in general. The Corporate Governance Charter contains a detailed list of the powers and responsibilities of the Remuneration Committee.

The Remuneration Committee makes recommendations to the Supervisory Board related to the remuneration of the Supervisory Board members and Management Board members, including variable remuneration, incentives, bonuses etc. in line with suitable industry benchmarks.

The Remuneration Committee reviews its terms of reference periodically and where changes are useful or required, makes recommendations to the Supervisory Board with the aim of ensuring the composition, responsibilities and the powers of the Committee comply with applicable laws and regulations.

Activity report 2025

In 2025 the Remuneration Committee met two times. The attendance rate of the members was as listed hereafter:

Name	Type of mandate	Meetings attended
Julie De Nul	Previous Chair & Independent member	1 out of 1 (start of mandate May 2023 - end of mandate September 2025)
Carl Steen	Current Chair & Independent member	1 out of 1 (start of mandate September 2025)
Patrick De Brabandere*	Previous Non-independent member	1 out of 1 (start of mandate March 2023 - end of membership of the Remuneration Committee September 2025)
Catharina Scheers	Independent member	2 out of 2 (start of mandate November 2023)
Gudrun Janssens	Independent member	1 out of 1 (start of mandate August 2025)

**as Permanent Representative of Debemar BV*

During these meetings the key elements discussed within the Remuneration Committee included the remuneration report in the annual report, the remuneration of the Supervisory Board Members and members of the Management Board, the KPIs for the members of the Management Board and the annual bonus for the members of the Management Board and employees.

Corporate Governance and Nomination Committee

Composition

On 31 December 2025, the Corporate Governance and Nomination Committee of CMB.TECH counted three Supervisory Board members, two of which are independent members. In this respect, CMB.TECH is in compliance with provision 4.19 of the Belgian Corporate Governance Code of 2020, pursuant to which a Nomination Committee should comprise a majority of independent members. The composition of the Committee was further determined taking into account members' expertise in this area and their availability, given other Committee memberships.

As of 31 December 2025, the Corporate Governance and Nomination Committee was composed as follows:

Name	End term of office	Independent member
Patrick Molis*	2026	x
Gudrun Janssens	2026	x
Bjarte Bøe	2026	

** as Permanent Representative of Compagnie Nationale de Navigation SAS*

Powers

The Corporate Governance and Nomination Committee's role is to assist and advise the Supervisory Board on all matters related to the composition of the Supervisory Board and its Committees as well as the composition of the Company's Management Board, evaluation of the performance of the Supervisory Board, its Committees and the Management Board, and in any other matters relating to corporate governance. The Corporate Governance Charter contains a detailed list of the powers and responsibilities of the Corporate Governance and Nomination Committee.

Activity report 2025

In 2025 the Corporate Governance and Nomination Committee met five times. The attendance rate of the members was as follows:

Name	Type of mandate	Meetings attended
Patrick Molis*	Chair & Independent member	4 out of 5 (start of mandate November 2023)
Julie De Nul	Previous independent member	4 out of 4 (start of mandate May 2023 - end of mandate September 2025)
Bjarte Bøe	Non-Independent member	5 out of 5 (start of mandate November 2023)
Gudrun Janssens	Independent member	1 out of 1 (start of mandate August 2025)

** as Permanent Representative of Compagnie Nationale de Navigation SAS*

During these meetings the key elements discussed within the Corporate Governance and Nomination Committee included the composition of the Supervisory Board and its Committees, including gender diversity considerations, U.S. and Belgian law and Corporate Governance requirements, the assessment of the Supervisory Board and its Committees, the resignation by Mr. Marc Saverys and Ms. Julie De Nul and appointment of Ms. Gudrun Janssens and Mr. Carl Steen, the Supervisory Board education and leadership development, as well as governance structure.

Sustainability Committee

Composition

As of 31 December 2025, the Sustainability Committee of CMB.TECH counted five members: two Supervisory Board members, one is independent, and three members of the Management Board. The composition of the Committee is determined taking into account members' expertise given other Committee memberships.

As of 31 December 2025, the Sustainability Committee is composed as follows:

Name	End term of office	Independent Member
Catharina Scheers	2026	x
Bjarte Bøe[1]	2026	
Alexander Saverys	n/a	n/a
Ludovic Saverys	n/a	n/a
Benoit Timmermans	n/a	n/a

1 Mr. Bøe was replaced in the Sustainability Committee by Ms. Gudrun Janssens on 24 March 2026

Powers

The Committee is an advisory body to the Supervisory Board. The main role of the Committee consists of assisting and advising the Supervisory Board to monitor the performance, as well as to determine the key risks and opportunities that the company faces in relation to environmental, social and climate matters. In this respect, the Committee oversees the company's conduct and performance on sustainability matters as well as its reporting thereon. The Committee informs the Supervisory Board and makes recommendations to the Supervisory Board when it deems appropriate on any area within its remit where action or improvement is needed. Additionally, the Sustainability Committee monitors the effectiveness of the organisation to meet stated goals and targets in relation to sustainability matters.

Activity report 2025

In 2025, the Sustainability Committee met once. The attendance rate of the members was as follows:

Name	Type of mandate	Meetings attended
Catharina Scheers	Chairwoman & Independent Member	1 out of 1 (start of mandate November 2023)
Bjarte Bøe	Non-Independent Member	1 out of 1 (start of mandate November 2023)
Alexander Saverys	CEO	1 out of 1 (start of mandate November 2023)
Ludovic Saverys	CFO	1 out of 1 (start of mandate November 2023)
Benoit Timmermans	CSO	1 out of 1(start of mandate November 2023)

During this meeting, the Committee took stock of existing ESG initiatives within the company.



Evaluation of the Supervisory Board and its Committees

The main features of the process for the evaluation of the Supervisory Board, its Committees and the Individual Members are described in CMB.TECH's Corporate Governance Charter.

In 2025 an internal Supervisory Board assessment was conducted, assessing its size, composition and performance, as well as that of its committees. The assessment was discussed amongst all board members during a Board meeting and the results of the assessment were overall satisfactory.


HALONG SHIPBUILDING Co.

Management Board

Composition

In application of Article 7:104 of the BCCA, the operational management of the Company is entrusted to the Management Board, chaired by the CEO. The members of the Management Board are appointed by the Supervisory Board upon recommendation of the Corporate Governance and Nomination Committee and in consultation with the CEO, taking into account the need for a balanced Management Board.

Powers

The Management Board has the power to carry out all acts necessary or useful to the realisation of the Company's objectives, with the exception of those reserved by law to the Supervisory Board or the general shareholders' meeting. Accordingly, the Management Board is exclusively empowered for the operational functioning of the Company and has all residual powers. The powers of the Management Board are outlined in article 7:110 of the BCCA.

Procedure for conflicts of interest

The procedure for conflicts of interest within the Management Board is set out in article 7:117, §1 of the BCCA and in the Company's Corporate Governance Charter. In the course of 2025, no decision taken by the Management Board required the application of the conflict of interest procedure.

At 31 December 2025, the Management Board was composed as follows:



Alexander Saverys[1]
Chief Executive Officer



Ludovic Saverys[2]
Chief Financial Officer



Michael Saverys[3]
Chief Chartering Officer



Maxime Van Eecke[4]
Chief Commercial Officer



Benoit Timmermans[5]
Chief Strategy Officer

1. Alexander Saverys - Permanent representative of Hof Ter Polder BV
2. Ludovic Saverys - Permanent representative of Succavest NV
3. Michaël Saverys - Permanent representative of Gemadi BV
4. Maxime Van Eecke - Permanent representative of Mavecom BV
5. Benoit Timmermans - Permanent representative of Blacksquare BV

Remuneration report

The remuneration report describes the remuneration of the CMB.TECH Management Board members and how executive compensation levels are set. The Remuneration Committee (hereinafter "RemCo") oversees the executive compensation policies and plans.

CMB.TECH remuneration policy

Objectives

The purpose of the CMB.TECH remuneration policy (hereinafter referred to as 'the Policy') is to define, implement and monitor an overall group remuneration philosophy and framework, in line with group and local regulatory requirements. More specifically, the Policy is intended to:

- Reward fairly and competitively, ensuring the organisation's ability to attract, motivate and retain highly skilled talent in an international marketplace by providing them with a balanced and competitive remuneration package;
- Promote accountability, coherent with CMB.TECH's values, identity and culture;
- Differentiate reward by performance and recognise sustained (over)achievement of performance;
- Pursue long-term value creation and alignment with the strategy, purpose and core values of CMB.TECH, taking into consideration the interests of all stakeholders;
- Align remuneration practices while respecting local (country) market practice and regulation;
- Follow sound principles of corporate governance, of responsible business conduct and comply with all legal requirements;
- Observe principles of balanced remuneration practice that contribute to sound risk management and avoid risk-taking that exceeds the risk tolerance limits of CMB.TECH.

Legal framework

The policy is drafted in compliance with the requirements for listed companies such as:

- The Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement (so-called Shareholders' Rights Directive II, or Say on pay Directive);
- The Belgian Companies and Associations Code (the Act of 23 March 2019 introducing the Companies and Associations Code);
- The Belgian Corporate Governance Code of 2020 (within the meaning of Article 3:6(2) of the Companies and Associations Code by the Royal Decree of 12 May 2019).

Scope

This policy is established, implemented, and maintained in line with the CMB.TECH business and risk management strategy, with the company objectives and the long-term interests and performance of CMB.TECH. It aims to encourage responsible business conduct, fair treatment, and to avoid conflict of interest in the relationships with internal and external stakeholders.

This policy consists of an overall framework applicable to all staff members of CMB.TECH NV (further referred to as CMB.TECH) and its subsidiaries. It contains specific arrangements for the Members of the Supervisory Board and the Members of the Management Board.



Governance

General

The general principles set out in this policy are drawn up by the Supervisory Board, which assumes the ultimate responsibility for this policy and shall ensure that it is applied properly.

The Supervisory Board submits this policy to the General Shareholders' meeting to enable the Shareholders to vote on it for approval. CMB.TECH shall take the necessary steps to address concerns in case of non-approval, and consider adapting it.

The remuneration policy shall be submitted to a vote by the General Meeting at every material change, and in any case at least every four years.

The policy is reviewed annually to ensure that the internal control systems and mechanisms and other arrangements are effective and that its principles are appropriate and consistent with the objectives defined in article 1 of this Policy.

This assessment will be carried out, under the supervision of the Supervisory Board, upon recommendation of the Remuneration Committee and Human Resources.


NO SMOKING
PROTECT THE ENVIRONMENT

At the advice of the Remuneration Committee the Supervisory Board may deviate from any items of this policy under exceptional circumstances, to protect the long-term interests and sustainability of the company as a whole, or to guarantee its viability, on the understanding that any such deviation shall be temporary and shall only last until a new remuneration policy has been established. Any deviation from this policy will be reported in the remuneration report.

Bodies and functions implied regarding the remuneration

The following bodies or functions are involved in the definition, implementation and monitoring:

(a) The Supervisory Board

The Supervisory Board determines the general principles of the remuneration policy and the specific principles, upon recommendation of the Remuneration Committee and Human Resources. It decides on the remuneration of the members of the Management Board based on input and recommendations provided by the Remuneration Committee.

(b) The Remuneration Committee (RemCo)

The RemCo advises the Supervisory Board on the development, the implementation and the continuous assessment of the remuneration policy to be in alignment with the objectives defined in Article 1 of this Policy.

It advises in all matters relating to the remuneration of the Supervisory Board members, the Management Board members and other identified staff, ensuring that all legal and regulatory disclosure requirements are fulfilled. To safeguard coherence throughout the group, the RemCo makes recommendations to the Supervisory Board on the implementation of the group's remuneration principles.

The RemCo makes recommendations to the Supervisory Board on the annual objectives and subsequent evaluation of the performance of the CEO and of the other Management Board members (based on an evaluation of the performance of each member submitted by the CEO).

(c) The Management Board

The implementation of this policy is ensured by the Management Board, with assistance of the Remuneration Committee and Human Resources.

(d) Human Resources

The Head of HR

- Assists the Management Board in ensuring the implementation and review of this policy and induces action whenever appropriate;
- Monitors market practice and regulation and proposes required changes to this policy to the RemCo for approval by the Supervisory Board accordingly;
- Consults with the local HR Manager (or responsible) to ensure and facilitate the implementation of this policy at the level of the local entities.

The local HR Manager or local HR Responsible

- Ensures the execution and implementation of this policy;
- Establishes a compliant local remuneration policy;
- Consults first with the Management Board and Head of HR on any fundamental change in the local remuneration policy due to local regulations.

General principles of the CMB.TECH remuneration policy

General Principles

This policy will be applied fairly, ensuring that equal opportunities are given to all employees regardless of age, gender, race, beliefs, (dis)ability or any other difference.

Severance payments are based on contractual terms and conditions and cannot reward failure.

Any substantive structural changes of the remuneration structure shall be subject to a formal assessment by the Head of HR, prior to being presented to the Management Board, RemCo or Supervisory Board.

CMB.TECH Remuneration Structure

Remuneration consists out of an adequate fixed (base salary + benefits) component and the possibility of variable remuneration.

The fixed component of the remuneration has to represent a sufficiently high proportion of the total remuneration to avoid the staff member being overly dependent on other components.

a. Fixed remuneration

Fixed remuneration consists of a base compensation and fringe benefits and is set on an individual basis with regards to the market salary of the position, the relevant professional experience and organisational responsibility, as set out in the job description.

The determination and evolution of the base remuneration is based on an objective categorising of the function according to a validated framework of an external provider, defined at country level in accordance with local market practice.

Fringe benefits include health insurance plans and other benefits. These benefits are developed according to local regulation and local market practice.

b. Variable remuneration

Every year, the Management Board will analyse the Company's, teams and individual performances. Thereafter, it will make a proposal to the Supervisory Board on a potential bonus. The bonus will be expressed in an amount of months' salary.

The remuneration of the Board members

Members of the Supervisory Board

The amount and structure of the remuneration of Supervisory Board members is submitted to approval at the General Meeting of Shareholders by the Supervisory Board, based on recommendations of the RemCo and taking into account the Members' general and specific responsibilities and per general market principle.

Supervisory Board members receive a fixed fee and an attendance fee per Board and Committee meeting attended. The table below gives an overview of the fixed fees and attendance fees applicable.

Table 23: Remuneration of the board members

	Fixed fee		Attendance fee		
	Chair	Member	Chair	Member	Cap
Supervisory Board	€ 160,000	€ 60,000	€ 10,000	€ 10,000	maximum of € 40,000 per year
Audit and Risk Committee	€ 40,000	€ 20,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Remuneration Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Corporate Governance and Nomination Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year
Sustainability Committee	€ 7,500	€ 5,000	€ 5,000	€ 5,000	maximum of € 20,000 per year

Supervisory Board members do not receive performance related remuneration, such as bonuses or remuneration related shares or share options, nor fringe benefits or pension plan benefits.

Members of the Management Board

The remuneration of the Management Board members is subject to the principles laid down in the remuneration policy, following the same framework as the wider employee's population with specific stipulations for the following parts:

Fixed remuneration

- Management Board members working under a consultancy agreement do not participate in CMB.TECH's collective pension scheme, nor are they entitled to customary fringe benefits as this has been taken into account and integrated in the fixed salary;
- The size of the total remuneration is reviewed every three years;
- No fixed annual remuneration or attendance fees of any kind are due to Management Board members for attending Board or Committee meetings.

Variable remuneration

Variable remuneration is yearly decided by the Supervisory Board on recommendation of the RemCo.

Contractual terms

The members of the Management Board have entered into consultancy agreements with CMB.TECH, and the terms and conditions are aligned with the provisions of The Corporate Governance Code of 2020.

Duration and notice period

The consultancy agreements are contracts with an open end and can be terminated by both parties at a notice period of:

Executive Member	Notice period*	Change of control
CEO	12/6 months	18 months
CFO	12/6 months	18 months
Chief Chartering Officer	12/6 months	18 months
Chief Strategy Officer	12/6 months	18 months
Chief Commercial Officer	12/6 months	18 months

**Terminated by company / terminated by Consultant*

Change of control arrangements are based on a 'double -trigger' structure. This means that both a specified change of control event and a termination of the Management Board member's employment must take place for any change of control based severance payment to materialise.

Compensatory Awards

The RemCo has the flexibility to make compensatory awards to new Management Board members, to compensate the Management Board member for benefits lost as a result of joining CMB.TECH. These awards will consider the value of the forfeited awards at the time of resignation. and will be in a similar form as the awards which are being lost.

Clawback policy

On 5 December 2023, the company adopted a policy regarding the recovery of erroneously awarded compensation in accordance with the applicable rules of the New York Stock Exchange and the Exchange act.



Remuneration report

Introduction

The remuneration of the Management Board members is subject to the principles laid down in the remuneration policy. (see above). The executive remuneration consists of a fixed and variable remuneration. The fixed and variable remuneration in 2025 of the Management Board members is reflected in the table below.

Total remuneration

The remuneration in 2025 of the members of the Supervisory Board is reflected in the table below:

Table 25: Total remuneration in 2025

Name	Fixed fee	Attendance fee Board	Audit and Risk committee	Attendance fee Audit and Risk Committee	Remuneration Committee	Attendance fee Remuneration Committee	Corporate Governance and Nomination Committee	Attendance fee Corporate Governance and Nomination Committee	Sustainability committee	Attendance fee Sustainability Committee	Total
Marc Saverys	€ 80,000	€ 40,000	€ 0	€ 0	€ 0	€ 0	€ 0	€ 0	€ 0	€ 0	€ 120,000
Patrick De Brabandere*	€ 93,333	€ 40,000	€ 40,000	€ 20,000	€ 3,333	€ 5,000	€ 0	€ 0	€ 0	€ 0	€ 201,666
Julie De Nul	€ 45,000	€ 40,000	€ 0	€ 0	€ 3,750	€ 5,000	€ 5,000	€ 20,000	€ 0	€ 0	€ 118,750
Catharina Scheers	€ 60,000	€ 40,000	€ 20,000	€ 20,000	€ 5,000	€ 10,000	€ 0	€ 0	€ 7,500	€ 5.000	€ 167,500
Patrick Molis**	€ 60,000	€ 40,000	€ 20,000	€ 20,000	€ 0	€ 0	€ 7,500	€ 20,000	€ 0	€ 0	€ 167,500
Bjarte Bøe	€ 60,000	€ 40,000	€ 0	€ 0	€ 0	€ 0	€ 5,000	€ 20,000	€ 5,000	€ 5,000	€ 135,000
Gudrun Janssens	€ 30,000	€ 30,000	€ 0	€ 0	€ 2,500	€ 5,000	€ 1,250	€ 5,000	€ 0	€ 0	€ 73,750
Carl Steen	€ 15,000	€ 20,000	€ 0	€ 0	€ 1,375	€ 5,000	€ 0	€ 0	€ 0	€ 0	€ 41,375
Total	€ 443,333	€ 290,000	€ 80,000	€ 60,000	€ 15.958	€ 30,000	€ 18,750	€ 65,000	€ 12,500	€ 10,000	€ 1,025,541

** as permanent representative of Debemar BV*
*** as permanent representative of Compagnie Nationale de Navigation SAS*

The Supervisory Board, following a recommendation by the Corporate Governance and Nomination Committee, decided at this stage not to comply with Clause 7.6 of the Belgian Corporate Governance Code 2020 with regard to share remuneration for Supervisory Board members, taking into account several factors including the cyclicality of the company's business and share price which does not match well with the relevant holding requirements, the risk of debate as to potential conflicts of interest, adversely impacting swift decision making, logical consistencies with CMB.TECH's development to strong independent board composition and complicated tax ramifications and practicalities related to the international composition of the Supervisory Board.

As at 31 December 2025, the Supervisory Board is composed as follows:

Supervisory Board Members

Name	Age	Position	Date of Expiry of Current Term
Patrick De Brabandere	67	Chairman - Non-Independent Director*	Annual General Meeting 2026
Patrick Molis	68	Independent Director**	Annual General Meeting 2026
Catharina Scheers	58	Independent Director	Annual General Meeting 2026
Bjarte Bøe	69	Non-Independent Director	Annual General Meeting 2026
Gudrun Janssens	49	Independent Director	Annual General Meeting 2026
Carl Steen	75	Independent Director	Annual General Meeting 2026

**as Permanent Representative of Debemar BV*
*** as Permanent Representative of Compagnie Nationale de Navigation SAS*


APL
BOCIMAR

Remuneration of the Management Board for the reported financial year 2025

Table 27: Remuneration of the Management Board for the reported financial year

Name	Position	Fixed remuneration			One-year variable remuneration (1)	Extra ordinary items	Pension	Total Remuneration	Proportion of fixed remuneration	Proportion of variable remuneration
		Monthly Base Remuneration	Director Fees	Fringe benefits						
Alexander Saverys represented by Hof ter Polder BV	CEO	€ 20,833	€ 0	€ 0	€ 62.499			€ 312.495	80%	20%
Ludovic Saverys represented by Succavest NV	CFO	€ 20,833	€ 0	€ 0	€ 62.499			€ 312.495	80%	20%
Michael Saverys represented by Gemadi BV	Chief Chartering Officer	€ 20,833	€ 0	€ 0	€ 62.499			€ 312.495	80%	20%
Maxime Van Eecke represented by Mavecom CommV	Chief Commercial Officer	€ 20,833	€ 0	€ 0	€ 62.499			€ 312.495	80%	20%
Benoit Timmermans represented by Blacksquare BV	Chief Strategy Officer	€ 20,833	€ 0	€ 0	€ 62.499			€ 312.495	80%	20%

(1) Discretionary bonus: 3 months Base monthly Remuneration.

Use of claw-back rights

No occurrence during the reported year.

Evolution of the remuneration and of the company's performance

Table 28: Comparative table on change of remuneration and company performance over the last 4 financial years

Annual change	2022	2023	2024	2025
Aggregate executive compensation (1)				
	€ 2,479,921	€ 2,305,812	€ 1,249,980	€ 1,249,980
Company's performance				
Net profit achievement (M$)	203.3 M$	858.0 M$	870.8 M$	139.1 M$
Opex and Overhead performance G&A	51.7 M$	62.5 M$	77.8 M$	142.0 M$
Opex	192.4M$	210.5M$	185.3M$	386.7M$
Average remuneration on a full-time equivalent basis of employees (2)				
	€ 63,625	€ 75,445	€ 68,840	€ 77,035
Ratio between highest remunerated Executive and least remunerated employee (3)				
	2.57%	2.28%	5.51%	6.73%

(1) Only takes into account the fixed remuneration
(2) Situation as per December 2025, taken into account annual salaries, not including fringe benefits, not including variable remuneration
(3) Situation as per December 2025, taken into account annual salaries, not including fringe benefits, not including variable remuneration

Remuneration of the auditor BDO Bedrijfsrevisoren Réviseurs d'entreprises (BDO)

Permanent representative: Veerle Catry

For 2025, the worldwide audit and other fees in respect of services provided by the statutory auditor BDO can be summarised as follows:

Table 29: Audit fees

In USD	2025	2024
Audit services for the annual financial statements	2,795,143	2,090,730
Audit related services	13,842	3,478
Tax services	—	—
Other non-audit services	—	—
TOTAL	**2,808,985**	**2,094,208**

The limits prescribed by Article 3:62 of the BCCA were observed.


B

Information to be included in the annual report as per article 34 of the Royal Decree of 14 November 2007

Capital structure

At the time of preparing this report, the registered share capital of CMB.TECH was USD 343,439,903.39, represented by 315,977,647 shares without par value. The shares are in registered or dematerialised form. CMB.TECH currently holds 25,807,878 treasury shares. At the time of preparing this report, no convertible bonds or perpetual preferred equity instruments of the Company were outstanding. No share buyback programs, stock options or other rights to acquire shares of the company are in place (except for the authorisation granted to the Supervisory Board to acquire or sell the Company's own shares - see infra).

Restrictions on the exercise of voting rights or on the transfer of securities

Each share entitles the holder to one vote. There are no securities issued by the Company which would entitle the holder to special voting rights or control. The articles of association contain no restrictions on voting rights, and shareholders can exercise their voting rights provided they are validly admitted to the Shareholders' Meeting and their rights are not suspended. Pursuant to Article 12 of the articles of association, the Company is entitled to suspend the exercise of rights attached to shares belonging to several owners. No person can vote at the Shareholders' Meeting using voting rights attached to shares for which the formalities to be admitted to the general meeting as laid down in Article 33 of the articles of association or the law have not been fulfilled in time or accurately. Likewise, there are no restrictions in the articles of association or by law on the transfer of shares.

As of the date of this report, the Supervisory Board is not aware of any agreements among major shareholders or any other shareholders that may result in restrictions on the transfer of securities or the exercise of voting rights. To the best knowledge of the Supervisory Board, the major shareholders have not entered into a shareholders' agreement or a voting agreement, nor do they act in concert.

General shareholders' meeting

The ordinary General Shareholders' Meeting is held in Antwerp on the third Thursday of the month of May, at 10.30am, at the registered office or any other place mentioned in the convening notices. If such date would be a bank holiday, the Annual Shareholders' Meeting would take place on the preceding business day.

Change of control following a public offer

There are no agreements between the Company and its employees or the members of its Supervisory Board providing for any compensation in case of resignation or dismissal on account of a public acquisition offer. However, if the agreement with a member of the Management Board is terminated for reasons of a change of control, the member of the Management Board shall be entitled to a compensation.

Apart from the foregoing and from the customary change of control provision in the financing agreements, the terms of the bonds issued by Euronav Luxembourg S.A. which have been guaranteed by the Company, the bareboat charter parties in the framework of sale-and-lease-back transactions CMB.TECH has entered into, there are no other important agreements to which the Company is a party and which enter into force, be amended or be terminated in case of a change of control of the Company following a public offer.

Appointment and replacement of members of the Supervisory Board

The articles of association (Article 15 and following) and the CMB.TECH Corporate Governance Charter contain specific rules concerning the (re)appointment, the replacement and the evaluation of members of the Supervisory Board. The General Shareholders' Meeting appoints the Supervisory Board. The Supervisory Board submits the proposals for the appointment or re-election of members of the Supervisory Board, supported by a recommendation of the Corporate Governance and Nomination Committee, to the General Shareholders' Meeting for approval. If a Supervisory Board member's mandate becomes vacant in the course of the term for which such member was appointed, the remaining Supervisory Board members may provisionally fill the vacancy until the following General Shareholders' Meeting, which will decide on the final replacement. A Supervisory Board member nominated under such circumstances is only appointed for the time required to terminate the mandate of the member whose place he has taken. Appointments of Supervisory Board members are made for a maximum of four years. After the end of his/her term, each member is eligible for re-appointment.

Amendments to articles of association

The articles of association can be amended by the Special General Meeting in accordance with the Belgian Companies and Associations Code. Each amendment to the articles of association requires a qualified majority of votes.

Authorisation granted to the Supervisory Board to increase share capital

The articles of association (Article 7) contain specific rules concerning the authorisation to increase the share capital of the Company. By decision of the Shareholders' Meeting held on 22 May 2025, the Supervisory Board has been authorised to increase the share capital of the Company on one or several times by a total maximum amount of USD 239,147,500 (with possibility for the Supervisory Board to restrict or suspend the preferential subscription rights of the existing shareholders) during a period of five years as from the date of publication of the decision, subject to the terms and conditions to be determined by the Supervisory Board.

Authorisation granted to the Supervisory Board to acquire or sell the company's own shares

Article 13 of the articles of association contains the principle that the Company and its direct and indirect subsidiaries may acquire and sell the Company's own shares under the conditions laid down by law. With respect to the acquisition of the Company's own shares, a prior resolution of the General Meeting is required to authorise the Company to acquire its own shares. Such an authorisation was granted by the Special General Meeting of 22 May 2025 and remains valid for a period of five years as from the publication in the Annexes to the Belgian Official Gazette of the decision taken by such General Meeting. Pursuant to this authorisation, the Company may acquire a maximum of 60,000,000 shares of the Company at a price per share not exceeding the maximum price allowed under applicable law and not to be less than EUR 0.01.

Appropriation of profits

The Supervisory Board may, from time to time, declare and pay cash distributions in accordance with the Articles of Association and applicable Belgian law. The declaration and payment of distributions, if any, will always be subject to the approval of either the Supervisory Board (in the case of 'interim dividends') or of the shareholders (in the case of 'regular dividends', 'intermediary dividends' or 'repayment of share premiums').

In general, under the terms of the debt agreements, CMB.TECH is not permitted to pay dividends if there is or will be as a result of the dividend a default or a breach of a loan covenant. Belgian law generally prohibits the payment of dividends unless, after the distribution, the net assets do not fall beneath the amount of the registered capital and, before the dividend is paid out, 5% of the net profit must be allocated to the legal reserve until this legal reserve amounts to 10% of the share capital. No distributions may occur if, as a result of such distribution, the net assets would fall below the sum of (i) the amount of the registered capital, (ii) the amount of such aforementioned legal reserves, and (iii) other reserves which may be required by the Articles of Association or by law, such as the reserves not available for distribution in the event CMB.TECH holds treasury shares. CMB.TECH may not have sufficient surplus in the future to pay dividends and the subsidiaries may not have sufficient funds or surplus to make distributions to the company. CMB.TECH can give no assurance that dividends will be paid at all. In addition, the corporate law of jurisdictions in which the subsidiaries are organised may impose restrictions on the payment or source of dividends or additional taxation for cash repatriation, under certain circumstances.

The Supervisory Board decided to amend the dividend policy to a full discretionary dividend policy as of 5 December 2023.

Appropriation accounts

The result to be allocated for the financial year amounts to USD 176,363,282.81. Together with the profit of USD 1,068,879,803.43 from the previous financial year, this results in profit balance to be appropriated of USD 1,245,243,086.24.

For 2025 the shareholders' distribution already paid for amount to USD 0.10 per share as return to shareholder. On February 24, 2026, the Company declared an interim dividend of $0.16 per share, which is expected to be paid on or about April 27, 2026.

The allocation of profits will be as follows:

Addition to equity (other reserves)
USD 0.00

Dividends
USD 75,444,139.89

Carried forward
USD 1,169,798,946.35

Measures regarding insider dealing and market manipulation

In view of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (the 'Market Abuse Regulation' or 'MAR'), the Supervisory Board approved the current version of the Company's Dealing Code. The Dealing Code includes restrictions on trading in CMB.TECH shares during so called 'closed periods', which have been in application for the first time in 2006, as well as other procedures and safeguards the Company has implemented in compliance with the Market Abuse Regulation.

The members of the Supervisory and Management Boards and the employees of the CMB.TECH Group who intend to deal in CMB.TECH shares must first request clearance from the Compliance Officer. Transactions that are to be disclosed in accordance with the Market Abuse Regulation are being disclosed at the appropriate time.




BOCHEM HOUSTON
MADEIRA

Market prospects for 2026

Market prospects for 2026

Bocimar – dry-bulk markets prospects [1]

In 2026, ton-mile demand across key dry bulk commodities is forecasted as follows: iron ore is projected to increase by 1.7%, coal is expected to contract by 1.4%, and grain is anticipated to grow by 7.2%. The 'base case' outlook for 2026 signals the potential for another moderate year in the bulker markets, with overall conditions slightly improved compared to 2025. Dry bulk trade is currently estimated to expand by 2.0% in ton-miles, marginally below the projected fleet growth of 3.5% (Capesize 2.3%, Panamax 4.7%). However, continued support from increased number of lengthy special surveys and declining vessel speeds may help maintain market equilibrium. Dry bulk does not need a cyclical rebound in global industrial production to perform well in 2026. In the ton-mile equation, growth can come from longer voyages rather than higher volumes.

2026 ton-mile demand: iron-ore (+1.7%)

Seaborne iron ore trade, accounting for 27% of global dry-bulk tonnage, is forecast to grow by 1.7% in 2026, up from 1.4% in 2025, aligned with the ten-year average annual growth rate of 1.9%. Sustained or stronger recovery in this segment will depend on increased steel purchasing by state-owned steel mills, either for local consumption or export, or further substitution of domestic Chinese iron ore extraction with imported seaborne ore. The Capesize segment is anticipated to outperform the smaller vessel classes, primarily due to the gradual ramp-up of the 120mtpa Simandou iron ore project in Guinea, which began exports in mid-November 2025. This development is expected to bolster long-haul Capesize volumes, whereas bulk carrier fleet growth is likely to remain concentrated in the sub-Cape segments.

2026 ton-mile demand: coal (-0.8%)

Meanwhile, energy transition initiatives are projected to exert growing pressure on global coal demand, though short-term market dynamics will continue to be shaped predominantly by developments within China's substantial domestic market. As the world's second-largest dry-bulk commodity (22% of seaborne tonnage), the seaborne coal trade is forecast to contract by 0.8% in 2026 following a 4.9% decline in 2025. This is largely attributable to a reduction in Chinese coal imports, driven by increased renewable energy adoption and expanded domestic coal production. European steelmaker demand is also likely to remain subdued due to oversupply, economic challenges, and the ongoing energy transition. However, the decline may be more limited, or even give way to net growth, as persistently high LNG prices, driven by the ongoing closure of the Strait of Hormuz, are incentivizing a shift from LNG to coal in electricity generation. Over the longer term, coal is expected to face continued downward pressure from the global push towards cleaner energy alternatives, with China pledging to reduce coal consumption, including for power generation, during the 2026-2030 period.

Bauxite trade is poised to be a standout performer in 2026, as robust shipments from Guinea are set to drive growth in minor-bulk volumes. Chinese bauxite imports are projected to defy the broader softness in the country's seaborne coal demand.

2026 ton-mile demand: grain (+7.2%)

Global seaborne grain trade is forecast to expand by 7.2% in 2026, up from 1.1% in 2025, supported by a ramp-up in Brazilian grain exports and renewed optimism surrounding Chinese purchases of US soybeans, as the two countries continue to observe their one-year trade truce. These favourable factors are expected to drive demand growth beyond 2025 levels, when trade tensions dampened activity. Nonetheless, the potential for renewed tariff uncertainty after the truce expires could temper grain shipments, particularly to China, which accounts for 24% of global grain trade. Overall, grain shipments comprise 9.4% of global dry-bulk demand.

> "As long-haul iron ore, bauxite, and grain demand rise, the completion of our newbuilding programme positions us perfectly to capture the improving 2026 dry-bulk market."
>
> **Michael Saverys**

Utilisation poised to increase driven by long-haul iron ore and bauxite

Capesize utilization stood at 91.3% in 2025 and is forecast to increase to 91.8% in 2026. For Panamax, utilization stood at 91.6% and are forecasted to decline to 89.9% in 2026. Looking ahead to 2027 utilisation is poised to increase further for the Capesize fleet to 92%. Several upside catalysts remain including the pace of the Simandou project's expansion, market adaptation to new iron ore volumes, and broader trends in Chinese dry bulk demand. Environmental policies affecting coal demand, vessel operating speeds, and demolition rates are also likely to continue influencing the market landscape.

[1] Clarksons Research, Jefferies, Bloomberg Intelligence, S&P Global

Euronav – tanker markets prospects [1]

2026 crude tanker ton-mile demand +1.0%

The outlook for the crude tanker market in 2026 was initially characterised by cautious optimism, with market conditions expected to remain relatively stable. This stability is supported by an anticipated increase in global oil production, primarily driven by OPEC+ output adjustments and sustained production growth from East Coast South America. However, recent geopolitical developments add further upside potential to the 2026 rude tanker market: the escalating conflict involving Iran and restricted tanker traffic through the Strait of Hormuz have sharply tightened vessel availability, triggering a significant spike in VLCC and Suezmax rates.

Excluding any potential impact from the Iran conflict on crude oil availability, continued robust Chinese crude demand—supported by ongoing strategic stockpiling—is expected to provide a temporary yet meaningful boost to crude tanker demand in H1 2026. However, this stockpiling may cease at any time and does not fully reflect the underlying strength of crude oil consumption, highlighting the market's vulnerability to shifts in inventory behaviour. Consequently, while short-term demand conditions appear supportive, fundamental drivers such as global consumption growth and production trends will continue to shape market dynamics throughout 2026. For 2026 there are diverging oil demand views – OPEC+ remains bullish on 2026, forecasting global oil demand growth of about 1.4 mb/d and a broadly balanced market, with demand for OPEC+ crude near 43.0 mb/d. This contrasts with the IEA and other forecasters, who warn of a potential oversupply in 2026 due to stronger non-OPEC output and slower demand growth.

Overall crude tanker dwt demand is forecast to moderate, rising by only 0.9% in 2026 following a 1.9% increase in 2025.

Fleet supply growth

Fleet supply growth is projected at 2.9% for VLCCs and 4.9% for Suezmax vessels, highlighting differing dynamics across vessel classes, though the expanding fleet is partly offset by the high average age of both VLCCs and Suezmaxes.

In addition, sanctions on Russian, Venezuelan and some Iranian shipping – plus the growth of a wider "shadow" fleet – mean many tankers are effectively unavailable for compliant commercial trading.

Furthermore, there is a potential for floating storage if contango deepens – a dynamic that benefits the longer-haul vessel segments (VLCCs) even when headline demand growth is modest

Market balance favours large crude tankers for 2026

Upside potential in 2026 remains largely concentrated in the Very Large Crude Carrier (VLCC) segment, which stands to benefit from ongoing long-haul crude movements (cfr. continuation of the 2025 Chinese stock building could continue well into the second quarter of 2026), while supply growth in this segment is projected to remain moderate at 2.9%. The Suezmax segment is expected to see a higher fleet expansion of approximately 4.9%, reflecting differing dynamics across vessel classes. Notably, mainstream tanker demand may experience a temporary uplift as a result of recent international sanctions, partially offsetting the market impact of increased fleet capacity.

In addition, several mitigating factors are expected to help moderate downside risks and support the sector's stability over the medium term. These include the ongoing effects of international sanctions, evolving geopolitical developments, and operational constraints associated with an ageing tanker fleet. Collectively, these factors are likely to shape market dynamics. The late-2025 temporary sell-off reflects a normalization narrative, with investors increasingly pricing a scenario where sanctions ease and trade patterns revert. However, any unwind will be slow and uneven. Even if geopolitics cool, trade patterns do not simply snap back. The shadow fleet is now a large part of the ecosystem, and much of it is poorly suited to return to compliant, mainstream trade.

Overall, VLCC fleet utilisation is projected at 92% utilisation in 2026 (versus 89.5% in 2025), driven by elevated crude flows and tight effective supply, underpinning elevated spot earnings into 2026.

> "Whilst continuing to rejuvenate our fleet, we enter 2026 cautiously optimistic, always seeking long-term opportunities in the crude tanker market – whilst enjoying the short-term tailwinds"
>
> **Alexander Saverys**

1] Clarksons Research, Breakwave, BRS, Reuters, OPEC

Bochem – chemical markets prospects [1]

Chemical ton-mile growth +0.8%

Heading into 2026, the chemical industry is approaching the trough of its capital cycle. The sector has shown considerable resilience in navigating recent pandemic-related disruptions and inflationary pressures; however, it now faces headwinds from overcapacity, muted demand, and ongoing global uncertainty. The outlook for 2026 is slightly weaker than in 2025, with US chemical production volumes projected to decline by 0.2%, continuing the subdued growth trend observed over the past two years. On a global scale, chemical trade demand is expected to grow modestly by 0.7% in 2026, reflecting a cautious recovery in international markets amid persistent economic challenges. Global seaborne trade of chemicals is forecasted to grow by 0.8% (ton-mile growth).

Chemical tanker fleet to grow with 9.5%

A primary driver of the softening market is that fleet capacity is surging ahead of cargo demand. After several years of cautious new ordering, (chemical) tanker owners rushed back to shipyards in 2021-2022 amid prosperous markets. Chemical tanker supply is expected to accelerate across select segments over the next 12 to 18 months, driven by the significant surge in new orders placed during 2024. In particular, the 25,000 dwt stainless steel and 18,000 dwt coated sub-sectors are set to experience notable fleet expansion, reflecting strong investor confidence in these high-specification vessel classes. In contrast, growth in some of the smaller vessel categories is likely to remain relatively constrained, resulting in uneven supply dynamics across the broader market. Overall, the global chemical tanker fleet is projected to expand by 9.5%.

Continued easing in freight market conditions

The chemical tanker freight market has come off its highs as we approach 2026. During 2022 and 2023, chemical tankers enjoyed extremely strong earnings amid post-pandemic trade recovery and the upheaval in oil/product markets following the Ukraine war.

Forecasts for 2026 indicate a modest improvement in chemical cargo volume growth, supported by the potential for gradual macroeconomic recovery, offering a cautious note of optimism for the sector. Nevertheless, industry sentiment remains guarded, reflecting ongoing uncertainties in global demand and trade patterns. Looking ahead into 2026, the consensus is that freight rates will remain under pressure or potentially dip further before finding a floor.

CMB.TECH's chemical tanker chartering strategy provides a strong buffer against these uncertainties. With 14 of our 16 vessels secured under long-term contracts spanning seven to ten years, our market risk is minimal, giving the Company earnings stability. This approach ensures resilient earnings visibility while positioning CMB.TECH to capitalize on attractive opportunities across the chemical tanker sector as market conditions evolve.

"With 14 of our 16 ships locked into contracts over seven years, our market risk is minimal – giving us stability and the confidence to seize new opportunities as 2026 unfolds."

Benoit Timmermans

[1] Clarksons Research, American Chemistry Counsel

Delphis – container markets prospects [1]

Container ton-mile demand -0.6%

Container trade growth is initially projected to moderate to approximately 2.5% in 2026, reflecting the likely persistence of tariff-related headwinds on the Transpacific trade lane, as well as a normalization from the exceptionally strong growth rates observed in recent periods. This outlook is aligned with expectations for modest global GDP growth of around 3.1% in 2026, as economic activity stabilizes amid easing inflationary pressures and gradually improving financial conditions. While growth is expected to strengthen slightly into 2027, ongoing geopolitical risks and trade policy uncertainty are likely to continue weighing on overall trade momentum.

Container fleet supply +4.3%

Looking ahead, containership fleet growth is projected to remain firm at approximately 4.3% and 6.3% per annum in 2026 and 2027, respectively, reflecting a substantial orderbook and continued delivery of large-capacity vessels. This pace of fleet expansion is expected to materially outstrip forecast container volume growth over the same period, increasing the risk of capacity oversupply. The growth within the smaller segments is substantially lower with 3-8,000 TEU intermediate containership fleet growth of 2.9% in 2026 and 0.1% in 2027, and with <3,000 TEU feeder containership fleet growth of 0.6% in 2026 and a contraction of 0.5% in 2027.

Gradual easing in freight market conditions

The operating environment in recent years has been shaped by significant geopolitical and trade-related disruptions. While 2024 was dominated by the impact of the Red Sea conflict on global shipping routes, 2025 was marked by the effects of escalating tariffs and renewed tensions in the US–China trade relationship.

Looking ahead, the prospects for a meaningful market rebound in 2026 appear limited, given the supply–demand imbalances anticipated to persist over the medium term.

A potential normalization of Red Sea transit – although the timing remains highly uncertain – would further exacerbate these imbalances by releasing capacity back into the market. Current vessel rerouting has supported an estimated 11% uplift in global TEU-mile demand, and any unwinding of this disruption would likely accelerate a shift toward weaker container shipping conditions. While carriers may respond through enhanced capacity management and higher demolition activity, market fundamentals nonetheless point to a challenging period ahead. This is reinforced by the substantial pipeline of new capacity, with nearly 4 million TEU already on order for delivery in 2028.

Against this backdrop, underlying market dynamics remain unfavourable for carriers, and freight rates are expected to continue to soften into 2026. Lower freight rates and earnings are also likely to place downward pressure on asset values across the container liner fleet. Scrapping activity, which has remained muted in recent years, may accelerate in 2026 in response to the elevated orderbook, an aging fleet profile, subdued demand growth, and declining second-hand asset values. Additional impetus for demolition could arise from tightening regulatory and environmental requirements.

CMB.TECH remains insulated from these market pressures, as it has no direct exposure to spot container markets. The Company's four 6,000 TEU vessels are chartered under long-term contracts of ten years, while its 1,400 TEU vessel is secured under a fifteen-year charter, providing strong earnings visibility and resilience through the cycle.

"CMB.TECH's long-term chartered vessels provide resilience and stable earnings through this period of gradual anticipated market softening."

Maxime Van Eecke

[1] Clarksons research, Jefferies, IMF

Windcat – offshore energy markets prospects [1]

Global offshore wind capacity

The offshore wind industry is currently experiencing a sustained period of construction activity, underpinned by projects that reached final investment decision in earlier years. Over the next two years (2026-2027), an average of 19GW of capacity per annum is scheduled to be completed, equivalent to approximately 1,555 turbines per year, with projects representing around USD 62 billion of capex reaching start-up annually. This compares with averages over the past four years of 9GW per annum, around 1,000 turbines per annum, and USD 24 billion of capex entering operation. The trend of prior project sanctioning is now translating into higher levels of activity and sustained demand for vessel support.

Importantly, much of the increase in construction activity is occurring outside China, particularly in Europe, with notable momentum in the UK, Germany, France and Poland. By contrast, activity in China remains below the levels seen during the 2021 "rush to install".

In the longer term, today's offshore wind sector headwinds will translate in lower construction activity. Long-term capacity forecast has been downgraded. By 2035, 343 GW is expected to be active globally, a 21% downgrade from projections made a year ago. Nevertheless, several bankable projects remain in the pipeline, and the long-term growth trajectory of the sector remains positive overall, underpinned by the global energy security concerns, and the clean energy transition.

Global demand for Walk-to-Work vessels

The C/SOV fleet is undergoing a significant expansion that will reach a crescendo in 2026. After years of under-supply, vessel owners ordered aggressively in 2022–2024. As a result, about 70% of the existing C/SOV fleet is on order – roughly 50 new vessels for a fleet of 71 end of December 2025. Many of these will be delivered by the end of 2026.

In 2025, the C/SOV fleet achieved effectively full utilisation during peak construction season – vessels were wholly booked on wind projects or oil & gas walk-to-work jobs. For 2026, we expect utilisation to remain high but not as universally 100% as before.

The rise of "energy vessels" captures this turning point: the industry is moving to a pragmatic fleet optimization. Continued growth in offshore wind will reinforce the vessels' core market, while a steady pickup in Oil & Gas activity could stabilize utilization and provide alternative employment. C/SOV demand is spreading beyond European wind to Brazil, Taiwan and other non-European markets (some oil & gas activity reusing C/SOV capability), which absorbs some newbuild capacity. Still, dependence on a handful of regional markets increases revenue volatility if political/local content rules or project timing shift. This regional diversification helps 2026 demand but preserves downside if large installation waves slip. It is to be noted that Tier-1 CSOVs (the most advanced units) will continue to see very high uptake, while Tier-2 or older converted SOVs might struggle to compete and could see meaningful idle time.

European CTV market

CTVs continue to perform the lion's share of routine operations & maintenance (O&M) crew transfers, even as larger Service Operation Vessels (SOVs) take on more work at far-offshore sites. For the dozens of projects already up and running (especially those closer to shore or in earlier phases), CTVs remain the daily workhorses delivering technicians for inspections, repairs, and troubleshooting.

> "In a market finding its balance, our Tier 1 CSOVs stand out — not just built for today's mixed offshore energy demand, but ready to lead tomorrow's offshore frontier."
>
> **Willem van der Wel**

[1] Clarksons, Wind Europe, Spinergie

Europe's extensive offshore wind buildout — particularly in the North Sea, Baltic Sea, and new fronts like Poland and France — keeps core operations & maintenance (O&M) work will remain the primary driver of CTV demand in 2026. Despite seasonal demand fluctuations, baseline utilization for CTVs in Europe is expected to remain robust in 2026, especially in peak summer months when turbine servicing activity peaks. The global CTV fleet will expand modestly in 2026, with deliveries of new vessels roughly keeping pace with rising demand. By end-2026 the active fleet is expected to reach 800 vessels. This 7% net growth in supply is broadly aligned with offshore wind activity growth.


EURONAV
BOCIMAR

CMB.TECH fleet

Fleet of the CMB.TECH Group as of 31 December 2025

Euronav

Owned VLCCs and V-Plus

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Aegean	100 %	2016	299,999	21.62	Belgian	332.97	Hyundai H.I.
Antigone	100 %	2015	299,421	21.6	Greek	333	Hyundai H.I.
Atrebates	100 %	2025	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
Daishan	100 %	2007	306,005	22.49	Marshall Islands	332	Daewoo H.I.
Dia	100 %	2015	299,999	21.52	French	336	Daewoo H.I.
Donoussa	100 %	2016	299,999	21.54	French	336	Daewoo H.I.
Hirado	100 %	2011	302,550	21.03	Greek	333	Universal
Hojo	100 %	2013	302,965	21.64	Belgian	330	Japan Marine United
Ilma	100 %	2012	314,000	22.37	Belgian	319.03	Hyundai H.I.
Ingrid	100 %	2012	314,000	22.38	Belgian	319.03	Hyundai H.I.

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
TK300K-2	100 %	2026	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-3	100 %	2026	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-4	100 %	2026	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.
TK300K-5	100 %	2027	319,000	22.5	Belgian	339.5	CSSC Qingdao Beihai Shipbuilding Co., Ltd.

Owned Suezmax vessels

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Brest	100 %	2023	156,851	17.65	Greek	270	Hyundai Samho Heavy Industries Co., Ltd.
Bristol	100 %	2024	156,851	17.65	Greek	270	Hyundai Samho Heavy Industries Co., Ltd.
Brugge	100 %	2023	156,851	17.65	Belgian	270	Hyundai Samho Heavy Industries Co., Ltd.
Cap Corpus Christi	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Pembroke	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Port Arthur	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Quebec	100 %	2018	156,600	17.15	Greek	277	Hyundai H.I.
Cap Theodora	100 %	2008	158,819	17	Greek	274	Samsung H.I.
Capt. Michael	100 %	2012	157,648	17	Greek	274.82	Samsung H.I.
Cedar	100 %	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Cypres	100 %	2022	157,310	17.2	Greek	274	Daehan Shipbuilding Co. Ltd.
Fraternity	100 %	2009	157,714	17.02	Belgian	274.2	Samsung H.I.
Helios	100 %	2024	156,790	17.2	Belgian	274	DH Shipbuilding Co., Ltd.
Maria	100 %	2012	157,523	17	Greek	274.82	Samsung H.I.
Orion	100 %	2024	156,790	17.2	Belgian	274	DH Shipbuilding Co., Ltd.
Sienna	100 %	2007	150,205	16.02	Liberian	274.2	Universal
Stella	100 %	2011	165,000	17.17	Greek	274.19	Hyundai H.I.

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
H5105	100 %	2026	156,000	17.2	Greek	274	DH Shipbuilding
H5106	100 %	2026	156,000	17.2	Greek	274	DH Shipbuilding

Owned FSOs (Floating, Storage and Offloading)

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
FSO Africa	100 %	2002	432,023	24.53	Marshall Islands	380	Daewoo H.I.
FSO Asia	100 %	2002	432,023	24.53	Marshall Islands	380	Daewoo H.I.


MINERAL SVERIGE
ANTWERPEN

Bocimar

Owned Capesizes

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Golden Beijing	100 %	2010	175,820	18.25	Portugal - Madeira	291.8	Jinhaiwan Shipyard
Mineral Cirrus	100 %	2018	180,487	18.2	Marshall Islands	291.9	New Times Shipbuilding Co., Ltd.
Golden Future	100 %	2010	175,860	18.25	Portugal - Madeira	291.8	Zhoushan Jinhaiwan Shipyard Co., Ltd.
Golden Myrtalia	100 %	2011	178	18.3	Marshall Islands	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Golden Zhejiang	100 %	2010	176	18.25	Portugal - Madeira	291.8	Zhoushan Jinhaiwan Shipyard Co., Ltd.
KSL China	100 %	2013	179	18.23	Belgium	292	Orient Shipyard Co., Ltd.
KSL Seville	100 %	2015	181	18.3	Hong Kong	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Ajisai	100 %	2014	181	18.21	Belgium	291.9	Imabari Shipbuilding Co., Ltd.
Mineral Arcus	100 %	2018	180,480	18.2	Marshall Islands	291.9	New Times Shipbuilding Co., Ltd.
Mineral Axel	100 %	2014	181	18.3	Hong Kong	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Calvus	100 %	2018	180,521	18.2	Belgium	291.9	New Times Shipbuilding Co., Ltd.
Mineral Cirrus	100 %	2018	180,487	18.2	Marshall Islands	291.9	New Times Shipbuilding Co., Ltd.
Mineral Cumulus	100 %	2018	180,600	18.2	Belgium	291.9	New Times Shipbuilding Co., Ltd.
Mineral Dangjin	100 %	2016	180,510	18.25	Marshall Islands	292	Daehan Shipbuilding Co. Ltd.
Mineral Dries	100 %	2014	181	18.25	Hong Kong	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Eden	100 %	2014	181	18.3	Hong Kong	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Himawari	100 %	2014	181,214	18.21	Marshall Islands	291.98	Imabari Shipbuilding Co., Ltd.
Mineral Incus	100 %	2018	180,510	18.2	Belgium	291.9	New Times Shipbuilding Co., Ltd.
Mineral Jan	100 %	2014	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Jindeok	100 %	2014	179	18.3	Belgium	292	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
Mineral Kaede	100 %	2015	182,490	18.15	Hong Kong	291.9	Japan Marine United Corporation, TSU Shipyard
Mineral Kevin	100 %	2014	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Kiku	100 %	2015	182,470	18.15	Hong Kong	291.9	Japan Marine United Corporation, TSU Shipyard
Mineral Kwangyang	100 %	2016	181	18.25	Belgium	292	Daehan Shipbuilding Co. Ltd
Mineral Marouane	100 %	2014	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Nacer	100 %	2014	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.

Mineral Nimbus	100 %	2017	181	18.2	Belgium	291.9	New Times Shipbuilding Co., Ltd.
Mineral Pohang	100 %	2016	180	18.25	Belgium	292	Daehan Shipbuilding Co. Ltd.
Mineral Romelu	100 %	2014	181	18.3	Hong Kong	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Sakura	100 %	2015	182	18.15	Belgium	291.9	Japan Marine United Corporation, TSU Shipyard
Mineral Seondeok	100 %	2015	179	18.3	Belgium	292	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
Mineral Sumire	100 %	2016	183	18.15	Belgium	291.9	Japan Marine United Corporation, TSU Shipyard
Mineral Thibaut	100 %	2015	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Toby	100 %	2014	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Vincent	100 %	2015	181	18.3	Hong Kong	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Yannick	100 %	2017	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.
Mineral Yeosu	100 %	2016	180,230	18.25	Hong Kong	292	Daehan Shipbuilding Co. Ltd.
Mineral Youri	100 %	2017	181	18.3	Belgium	292	Shanghai Waigaoqiao Shipbuilding Co., Ltd.

Owned Newcastlemaxes

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Mineral Angola	100 %	2019	208,400	18.4	Belgium	299.95	New Times Shipbuilding Co., Ltd.
Mineral België	100 %	2023	210,204	18.522	Belgium	300	Qingdao Beihai
Mineral Botswana	100 %	2018	208,390	18.4	Marshall Islands	299.95	New Times Shipbuilding Co., Ltd.
Mineral Cabo Verde	100 %	2016	211,120	18.6	Belgium	299.97	Bohai Shipbuilding Heavy Industry Co., Ltd.
Mineral Cesko	100 %	2025	210,000	18.5	Belgium	300	Qingdao Beihai
Mineral Comoros	100 %	2016	205,000	18.6	Belgium	229.97	Bohai Shipbuilding Heavy Industry Co., Ltd.
Golden Congo	100 %	2020	208,390	18.4	Marshall Islands	299.95	New Times Shipbuilding Co., Ltd.
Mineral Danmark	100 %	2024	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral Deutschland	100 %	2024	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral Eire	100 %	2024	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral Espana	100 %	2024	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral France	100 %	2024	210,000	18.5	Belgium	300	Qingdao Beihai
Mineral Guinea	100 %	2020	208,400	18.36	Belgium	299.95	New Times Shipbuilding Co., Ltd.
Mineral Hellas	100 %	2024	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral Italia	100 %	2024	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral Luxembourg	100 %	2024	210,197	18.5	Belgium	299.95	Qingdao Beihai
Mineral Madagascar	100 %	2020	211,140	18.6	Belgium	300	Bohai Shipbuilding Heavy Industry Co., Ltd.

Mineral Malawi	100 %	2020	208,400	18.41	Marshall Islands	299.95	New Times Shipbuilding Co., Ltd.
Mineral Mauritius	100 %	2020	210,900	18.6	Belgium	299.94	Bohai Shipbuilding Heavy Industry Co., Ltd.
Mineral Mozambique	100 %	2020	208,400	18.36	Marshall Islands	299.95	New Times Shipbuilding Co., Ltd.
Mineral Namibia	100 %	2020	208,000	18.36	Belgium	299.95	New Times Shipbuilding Co., Ltd.
Mineral Nederland	100 %	2023	210,204	18.522	Belgium	299.95	Qingdao Beihai
Mineral Osterreich	100 %	2025	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral Polska	100 %	2025	210,000	18.5	Belgium	300	CSSCQingdao Beihai Shipbuilding Ca., Ltd.
Mineral Portugal	100 %	2025	210,000	18.4	Belgium	300	Qingdao Beihai
Mineral Sao Tome	100 %	2020	210,870	18.6	Marshall Islands	299.97	Bohai Shipbuilding Heavy Industry Co., Ltd.
Mineral Seychelles	100 %	2021	207,990	18.6	Marshall Islands	299.99	Bohai Shipbuilding Heavy Industry Co., Ltd.
Mineral Shougang International	100 %	2020	208,000	18.37	Marshall Islands	299.95	New Times Shipbuilding Co., Ltd.
Mineral Slovenija	100 %	2025	210,000	18.5	Belgium	300	Qingdao Beihai
Mineral Slovensko	100 %	2025	210,000	18.5	Belgium	300	Qingdao Beihai
Mineral Suomi	100 %	2025	210,000	18.5	Belgium	300	Qingdao Beihai
Mineral Sverige	100 %	2025	210,000	18.5	Belgium	300	Qingdao Beihai
Mineral Tanzania	100 %	2020	208,000	18.37	Marshall Islands	299.95	New Times Shipbuilding Co., Ltd.
Mineral Walcott	100 %	2017	208,000	18.34	Belgium	299.95	China Shipping Industry (Jiangsu) Co., Ltd.
Mineral Zambia	100 %	2021	208,000	18.37	Belgium	299.95	New Times Shipbuilding Co., Ltd.
Mineral Zimbabwe	100 %	2021	208,000	18.37	Belgium	299.95	New Times Shipbuilding Co., Ltd.

Newbuildings

Name	Owned	Built	Dwt	Draft	Length (m)	Shipyard
BC210K-45	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-46	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-53	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-54	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-55	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-56	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-63	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-64	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-79	100 %	2026	210,000	18.5	300	Qingdao Beihai
BC210K-80	100 %	2026	210,000	18.5	300	Qingdao Beihai

Owned Kamsarmax

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Golden Arion	100 %	2011	82,190	14.43	Portugal - Madeira	228.99	Tsuneishi Shipbuilding Co., Ltd.
Golden Daisy	100 %	2012	81,510	14.52	Marshall Islands	229	SPP Shipbuilding Co., Ltd.
Golden Deb	100 %	2014	84,970	13.49	Belgium	229	Sasebo Heavy Industries Co., Ltd.
Golden Faith	100 %	2024	84,740	13.75	Belgium	227.2	Dalian
Golden Fast	100 %	2021	80,570	14.45	Belgium	229.09	Dalian
Golden Fellow	100 %	2020	81,140	14.45	Belgium	229	Dalian
Golden Fortune	100 %	2020	81,210	14.45	Marshall Islands	229.06	Dalian
Golden Forward	100 %	2020	81,130	14.45	Belgium	229.05	Dalian
Golden Freeze	100 %	2021	80,580	14.45	Belgium	229	Dalian
Golden Fridge	100 %	2023	84,510	13.75	Belgium	227.2	Dalian
Golden Friend	100 %	2020	81,210	14.45	Belgium	228.33	Dalian
Golden Frigo	100 %	2024	84,520	13.75	Belgium	227.2	Dalian
Golden Frost	100 %	2020	80,560	14.45	Belgium	229	Dalian
Golden Frozen	100 %	2023	84,510	13.75	Belgium	227.2	Dalian
Golden Furious	100 %	2021	80,600	14.45	Belgium	229	Dalian
Golden Ginger	100 %	2012	81,490	14.52	Belgium	229	SPP Shipbuilding Co., Ltd.
Golden Hope	100 %	2023	84,990	13.75	Belgium	227.2	Dalian
Golden Jake	100 %	2011	82,190	14.43	Portugal - Madeira	228.99	Tsuneishi Shipbuilding Co., Ltd.
Golden Kennedy	100 %	2015	84,980	13.49	Belgium	229	Sasebo Heavy Industries Co., Ltd.
Golden Lion	100 %	2023	84,970	13.75	Belgium	227.2	Dalian
Golden Rose	100 %	2012	81,590	14.45	Portugal - Madeira	229	SPP Shipbuilding Co., Ltd.
Golden Soul	100 %	2023	84,990	13.75	Belgium	227.2	Dalian
Golden Star	100 %	2023	84,990	13.75	Marshall Islands	227.2	Dalian
Golden Sue	100 %	2013	84,940	13.49	Belgium	229	Sasebo Heavy Industries Co., Ltd.
Golden Tide	100 %	2024	85,000	13.75	Belgium	227.2	Dalian
Golden Wave	100 %	2024	84,980	13.75	Marshall Islands	227.2	Dalian

Owned Panamaxes

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Golden Fraiche	100 %	2013	74,520	14.15	Belgium	225	Pipavav Defence & Offshore Engineering Co., Ltd.
Golden Frio	100 %	2013	74,140	14.13	Marshall Islands	224.9	Pipavav Defence & Offshore Engineering Co., Ltd.
Golden Fris	100 %	2017	74,520	14.17	Belgium	225	Pipavav Defence & Offshore Engineering Co., Ltd.
Golden Froid	100 %	2017	74,230	14.17	Marshall Islands	224.9	Pipavav Defence & Offshore Engineering Co., Ltd.

Owned Coasters

Newbuildings

Name	Owned	Built	Dwt	Shipyard
DQS-02	100 %	2027	5000	Dung Quat
DQS-04	100 %	2027	5000	Dung Quat

Delphis

Owned Post-panamaxes

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
CMA CGM Dolomites	100 %	2024	77,000	14	Belgium	240	Yangfan
CMA CGM Etosha	100 %	2024	77,000	14	Portugal	240	Yangfan
CMA CGM Masai Mara	100 %	2023	75,833	14	Belgium	240	Yangfan
CMA CGM Zingaro	100 %	2024	75,826	14	Portugal	240	Yangfan

Owned Feeders

Newbuildings

Name	Owned	Built	Dwt	Flag	Shipyard
1400 TEU #1	100 %	2026	1,400 TEU	TBD	Qingdao Yangfan Shipbuilding

Bochem

Owned Chemical carriers

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Bochem Brisbane	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng
Bochem Casablanca	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng
Bochem Houston	Bareboat charter	2023	25,000	10.24	Portugal	158.98	China Merchants Jinling
Bochem New Orleans	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng
Bochem Rotterdam	Bareboat charter	2023	25,000	10.24	Portugal/Madeira	158.98	China Merchants Jinling
Bochem Santos	100 %	2025	25000	10.238	Portugal/Madeira	158.98	CMJL Dingheng
Bochem Shanghai	100 %	2024	25,000	10.24	Portugal	158.98	CMJL Dingheng

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
CMYZ0122	100 %	2026	25000	10.238	TBD	158.98	CMJL Dingheng
CMYZ0189		2028		10.24	TBD	158.98	CMJL Dingheng
CMYZ0190		2028		10.24	TBD	158.98	CMJL Dingheng
CMYZ0191		2028		10.24	TBD	158.98	CMJL Dingheng
CMYZ0192		2028		10.24	TBD	158.98	CMJL Dingheng
CMYZ0193		2029		10.4	TBD	156.4	CMJL Dingheng
CMYZ0194		2029		10.4	TBD	156.4	CMJL Dingheng

Owned Product Tankers

Newbuildings

Name	Owned	Built	Dwt	Shipyard
Bitumen carrier CMJL #1	100 %	2026	17000	China Merchants Jinling Shipyard
Bitumen carrier CMJL #2	100 %	2026	17000	China Merchants Jinling Shipyard

Windcat

Owned Windcat vessels (CTV)

Name	Owned	Built	Flag	Length (m)	Shipyard
Windcat 1	100 %	2004	UK	16.50	AF Theriault
Windcat 2	100 %	2005	Ireland	15.00	AF Theriault
Windcat 3	100 %	2005	UK	14.90	AF Theriault
Windcat 4	100 %	2005	UK	14.90	AF Theriault
Windcat 7	100 %	2007	UK	15.86	Island Boats Inc
Windcat 10	100 %	2010	UK	20.30	AF Theriault
Windcat 11	100 %	2008	UK	20.30	AF Theriault
Windcat 14	100 %	2009	UK	17.25	Dok en Scheepsbouw Woudsend
Windcat 15	100 %	2009	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 16	100 %	2008	UK	17.45	AF Theriault
Windcat 17	100 %	2009	UK	20.30	AF Theriault
Windcat 18	100 %	2008	UK	22.00	AF Theriault
Windcat 19	100 %	2008	UK	20.30	AF Theriault
Windcat 20	100 %	2009	UK	17.25	Dok en Scheepsbouw Woudsend
Windcat 21	100 %	2010	UK	17.75	AF Theriault
Windcat 22	100 %	2010	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 23	100 %	2010	UK	17.75	AF Theriault
Windcat 24	100 %	2010	UK	20.30	Dok en Scheepsbouw Woudsend
Windcat 25	100 %	2010	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 26	100 %	2011	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 27	100 %	2011	UK	17.75	AF Theriault
Windcat 29	100 %	2011	UK	20.30	AF Theriault
Windcat 30	100 %	2012	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 31	100 %	2013	UK	17.40	Dok en Scheepsbouw Woudsend
Windcat 32	100 %	2013	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 33	100 %	2013	UK	17.46	Dok en Scheepsbouw Woudsend
Windcat 36	100 %	2014	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 37	100 %	2015	UK	21.05	Dok en Scheepsbouw Woudsend

Windcat 38	100 %	2015	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 39	100 %	2016	UK	18.21	Dok en Scheepsbouw Woudsend
Windcat 40	100 %	2017	UK	21.85	Dok en Scheepsbouw Woudsend
Windcat 41	100 %	2018	UK	21.92	Dok en Scheepsbouw Woudsend
Windcat 45	100 %	2019	UK	23.63	Dok en Scheepsbouw Woudsend
Windcat 46	100 %	2020	UK	23.63	Dok en Scheepsbouw Woudsend
Windcat 47	100 %	2020	UK	23.05	Dok en Scheepsbouw Woudsend
Hydrocat 48	100 %	2021	UK	24.57	Dok en Scheepsbouw Woudsend
Windcat 50	100 %	2022	UK	23.05	Dok en Scheepsbouw Woudsend
Windcat 51	100 %	2022	UK	23.05	Dok en Scheepsbouw Woudsend
Hydrocat 60	100 %	2025	UK	27	Dok en Scheepsbouw Woudsend
Windcat 101	100 %	2011	UK	25.55	Bloemsma & van Bremen
Windcat Dorothea	100 %	2011	UK	17.50	South Boats Special Projects
FRS Windcat 28	50%***	2012	German	17.88	Dok en Scheepsbouw Woudsend
FRS Windcat 34	50%***	2013	German	21.68	Dok en Scheepsbouw Woudsend
FRS Windcat 35	50%***	2014	France	18.66	Dok en Scheepsbouw Woudsend
FRS Windcat 42	50%***	2018	German	23.81	Dok en Scheepsbouw Woudsend
FRS Windcat 43	50%***	2018	German	23.81	Dok en Scheepsbouw Woudsend
FRS Hydrocat 55	50%***	2023	German	23.81	Kuipers Wouds
FRS Windcat 61	50%***	2025	German	27	Dok en Scheepsbouw Woudsend
FRS Windcat 62	50%***	2025	German	27	Neptune Shipyards
TSM Windcat 44	50%***	2019	France	23.63	Dok en Scheepsbouw Woudsend
TSM Windcat 49	50%***	2021	France	23.94	Dok en Scheepsbouw Woudsend
TSM Windcat 52	50%***	2022	France	24.03	Neptune Shipyards
TSM Windcat 53	50%***	2022	France	25.60	Neptune Shipyards
TSM Windcat 54	50%***	2022	France	25.50	Neptune Shipyards
TSM Windcat 56	50%***	2024	France	27.00	Neptune Shipyards
TSM Windcat 59	50%***	2025	France	27.00	Neptune Shipyards
Windcat 57	100 %	2024	UK	27.00	Dok en Scheepsbouw Woudsend
Windcat 58	100 %	2025	UK	27.00	Dok en Scheepsbouw Woudsend

Newbuildings

Name	Owned	Built	Flag	Length (m)	Shipyard
Windcat 63	100 %	2026		27.00	Neptune Shipyards
FRS Windcat 64	50%***	2026		27.00	Dok en Scheepsbouw Woudsend
FRS Windcat 65	50%***	2026		27.00	Neptune Shipyards
Windcat 66	100 %	2026		27.00	Neptune Shipyards
Windcat 67	100 %	2026		27.00	Dok en Scheepsbouw Woudsend

**** These vessels are 100% owned by FRS Windcat Offshore logistics Limited and TSM Windcat Offshore Logistics Limited or JPN H2DRO Co. Ltd, respectively, and as these entities are joint venture entities, CMB.TECH indirectly owns 50% of these vessels.*

Owned CSOVs

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
Windcat Rotterdam	100 %	2025	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
Windcat Amsterdam	100 %	2025	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
552207	100 %	2026	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552208	100 %	2026	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552209	100 %	2026	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay
552210	100 %	2026	2000	5.3	Belgium	89	Damen Shipyards Hai Long Bay

Owned MP-ASV

Newbuildings

Name	Owned	Built	Dwt	Draft	Flag	Length (m)	Shipyard
552215	100 %	2028		5.4			Damen Shipyards Hai Long Bay

Port vessels

Owned Hydro vessels

Name	Owned	Built	Pax/bp	Draft	Flag	Length (m)	Shipyard
Hydroville	100 %	2017	14 pax	1.23	Belgium	14.1	N/A
HydroBingo	50%***	2020	60 pax	1.75	Japan	19.4	TFC
HydroTug	100 %	2023	60 bp		Belgium	30	Armon Shipyard

Newbuildings

Name	Owned	Built	Draft	Flag	Length (m)	Shipyard
MPH2UV	100 %	2026	3.5	Belgium	20.5	Neptune


HYDROTUG 1
HYDROTUG 1
HYDROTUG 1
ANTWERPEN


EURONAV
FRATERNITY

Glossary

Glossary

Aframax - A medium-sized crude oil tanker of approximately 80,000 to 120,000 deadweight tons. Aframaxes can generally transport from 500,000 to 800,000 barrels of crude oil and are also used in lightering. A coated Aframax operating in the refined petroleum products trades may be referred to as an LR2.

AER - Abbreviation of 'Annual Efficiency Ratio'. This is the ratio of a ship's carbon emissions per actual capacity distance (e.g. dwt x nm sailed). The AER uses the parameters of fuel consumption, distance travelled, and design deadweight tonnage. It reflects an index based on the tonnage supply.

Ammonia (NH3) - Ammonia is a promising clean energy alternative for maritime transportation. It offers zero carbon emissions when produced using renewable sources, helping us align with sustainability goals and reduce environmental impact.

Backwardation - When the future or forward price of oil is lower than the current or 'spot' price.

Ballast - Seawater taken into a vessel's tanks to increase draft, to change trim or to improve stability. Ballast can be taken in segregated ballast tanks (SBT), located externally to the ship's cargo tanks (double hull arrangement), and in fore and aft peak tanks.

Bareboat Charter - A Charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses. Bareboat charters are usually long-term.

Barrel - A volumetric unit of measurement equal to 42 U.S. gallons or 158.99 litre. There are 6.2898 barrels in one cubic metre. Note that while oil tankers do not carry oil in barrels (although vessels once did in the 19th century), the term is still used to define the volume.

BIMCO - Baltic and International Maritime Council Organisation for shipowners, charterers, ship brokers and agents. In total, around 60% of the world's merchant fleet is a BIMCO member, measured by tonnage (weight of the unloaded ships).

BITR - Baltic Index Tanker Routes. The Baltic Exchange is a source of independent, freight market data. Information collected from a number of major ship brokers around the world is collated and published daily. The Exchange publishes the following daily indices: the Baltic Panamax Index, the Baltic Capesize Index, the Baltic Handymax Index and the Baltic International Tanker Routes. The Exchange also publishes a daily fixture list.

BPD - Barrels Per Day. This is a measure of oil output, represented by the number of barrels of oil produced in a single day.

Bulk cargo - Bulk cargo is commodity cargo that is transported unpackaged in large quantities. The containment for this type of cargo is the tanks of the ship.

Bunkers – Bunkers includes all dutiable petroleum products loaded aboard a vessel for consumption by that vessel. International maritime bunkers describe the quantities of fuel oil delivered to ships of all flags that are engaged in international navigation. It is the fuel used to power these ships.

CBA - Collective Bargain Agreement is a written contract negotiated through collective bargaining for employees by one or more trade unions with the management of a company (or with an employers' association) that regulates the terms and conditions of employees at work. This includes regulating the wages, benefits, and duties of the employees and the duties and responsibilities of the employer or employers and often includes rules for a dispute resolution process.

Charter - Contract entered into with a customer for the use of the vessel for a specific voyage at a specific rate per unit of cargo (Voyage Charter), or for a specific period of time at a specific rate per unit (day or month) of time (Time Charter).

Charterer - The company or person to whom the use of the vessel is granted for the transportation of cargo or passengers for a specified time.

Chemical carrier - A chemical carrier is a type of cargo ship that is specifically constructed or adapted to carry liquid chemicals in bulk. Chemical carriers are also known as chemical tankers. They are required to comply with the various safety aspects detailed in Part B of SOLAS Chapter VIII, but are additionally required to comply with the mandatory International Bulk Chemical Code (IBC Code) (source: lawinsider.com).

CII - The Carbon Intensity Indicator is a response to the company's need to move towards a business model compatible with the Paris Agreement, achieving net zero emissions by 2050. This indicator is used to monitor progress and apply the most suitable and timely efficient levers.

Coaster - Coaster vessels are cargo ships that are mainly used in coastal areas. They are designed to sail closer to the coast as opposed to across the ocean. Coaster vessels are capable of sailing both at sea and in inland waters. They are used for transporting cargo along a coastline. It is possible to transport general cargo and bulk goods but also containers (source: Martide)

Commercial Management or Commercially Managed - The management of the employment, or chartering, of a vessel and associated functions, including seeking and negotiating employment for vessels, billing and collecting revenues, issuing voyage instructions, purchasing fuel and appointing port agents.

Contango - A term used in the futures market to describe an upward sloping forward curve. Such a forward curve is said to be 'in contango'. Formally, it is the situation where and the amount by which the price of a commodity for future delivery is higher than the spot price, or a far future delivery price higher than a nearer future delivery. The opposite market condition to contango is known as backwardation.

COA - A Contract of Affreightment is an agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules. This allows flexibility in scheduling since no vessel designation is required. COAs can either have a fixed rate or a market-related rate.

Crude oil - Oil in its natural state that has not been refined or altered.

CSOV - A Commissioning Service and Operation Vessel is a vessel that stays in an offshore wind farm for an extended period of up to 30 days, providing maintenance materials and housing technicians in hotel-style accommodation. (source: Windcat).

CTV - A crew transfer vessel is a vessel to transfer offshore personnel between shore, offshore wind turbines, construction vessels and other offshore assets. The vessels offer passengers space and comfort during transit and a safe and stable platform for safe transfers giving high accessibility to offshore assets. (source: Windcat).

DTA - A deferred tax asset is an item on the balance sheet that results from overpayment or advance payment of taxes.

DTL - A deferred tax liability is a tax that is assessed or is due for the current period but has not yet been paid -- meaning that it will eventually come due. The deferral comes from the difference in timing between when the tax is accrued and when the tax is paid.

dwt - Deadweight Tonnage is the lifting or carrying capacity of a ship when fully loaded. This measure is expressed in metric tons when the ship is in salt water and loaded to her marks. It includes cargo, bunkers, water, lubricants, stores, passengers and crew.

Demurrage - Additional revenue paid to the ship owner on its Voyage Charters for delays experienced in loading and/or unloading cargo that are not deemed to be the responsibility of the ship owner. The revenue is calculated in accordance with specific Charter terms.

Double hull - A design of tanker with double sides and a double bottom. The spaces created between the double sides and bottom are used for ballast and provide a protective distance between the cargo tanks and the outside world.

Draft - The vertical distance measured from the lowest point of a ship's hull to the water surface. Draft marks are welded onto the surface of a ship's plating. They are placed forward and aft on both sides of the hull, and also amidships. The Plimsoll lines which designate maximum drafts allowed for vessels under various conditions are also found amidships.

Dry dock - An out-of-service period during which planned repairs and maintenance are carried out, including all underwater maintenance such as external hull painting. During the dry-docking, certain mandatory Classification Society inspections are carried out and relevant certifications issued. Modern vessels are designed to operate for five years between dry-dockings. Normally, as the age of a vessel increases, the cost and frequency of dry docking increase. After the third Special Survey, dry-docks will be conducted every 2.5 years.

Dual fuel engine - These engines can operate on both traditional fossil fuels, such as diesel, and cleaner alternatives like hydrogen.

EBITDA - Stands for Earnings Before Interest, Taxes, Depreciation, and Amortisation and is a metric used to evaluate a company's operating performance. It can be seen as a proxy for cash flow. In finance, the term is used to describe the amount of cash (currency) that is generated or consumed in a given time period

EEDI - Energy Efficiency Design Index. The EEDI for new ships is the most important technical measure and aims at promoting the use of more energy efficient (less polluting) equipment and engines. The EEDI requires a minimum energy efficiency level per capacity mile (e.g. tonne mile) for different ship type and size segments. Since 1 January 2013 new ship design needs to meet the reference level for their ship type.

EEOI - The Energy Efficiency Operational Index is the amount of CO_2 emitted by the ship per ton-mile of work. It is the ratio of the CO_2 emitted to the ton-mile (amount of cargo x nm sailed). The total operational emissions to satisfy transport work demanded is usually quantified over a period of time which encompasses multiple voyages. It measures

the ratio of a ship's carbon emissions per unit of transport work.

EEXI - Energy Efficiency Existing Ship Index describes, in principle, the CO_2 emissions per cargo ton and mile. It determines the standardised CO_2 emissions related to installed engine power, transport capacity and ship speed. The EEXI is a design index, not an operational index. The EEXI is applied to almost all ocean-going cargo and passenger vessels above 400 gross tonnage.

EIA - The US Energy Information Administration is the statistical agency of the Department of Energy. It provides policy-independent data, forecasts, and analyses to promote sound policy making, efficient markets, and public understanding regarding energy, and its interaction with the economy and the environment.

FPSO - Stands for Floating Production, Storage and Offloading. FPSOs are designed to receive all of the hydrocarbon fluids pumped by nearby offshore platforms (oil and gas), to process it and to store it. FPSOs are typically moored offshore ship-shaped vessels, with processing equipment, or topsides, aboard the vessel's deck and hydrocarbon storage below, in the hull of the vessel.

FSO - A Floating Storage and Offloading vessel is commonly used in oil fields where it is not possible or efficient to lay a pipeline to the shore. The production platform will transfer the oil to the FSO where it will be stored until a tanker arrives and connects to the FSO to offload it.

GHG - Green House Gas. Greenhouse gases are compound gases that trap heat or longwave radiation in the atmosphere. Their presence in the atmosphere makes the Earth's surface warmer. The principal GHGs, also known as heat trapping gases, are carbon dioxide, methane, nitrous oxide, and the fluorinated gases.

GEI - The Bloomberg Gender-Equality Index tracks the performance of public companies committed to disclosing their efforts to support gender equality through policy development, representation and transparency.

Green Passport - The Green Passport contains details of all materials, especially which are harmful to human health, used in the construction of a vessel. The green passport will be delivered by the shipyard during the construction and it will be later updated with all the changes made to the ship during its lifetime.

H2 (Hydrogen) - Hydrogen is a clean energy source revolutionising maritime transport. It powers ships with zero greenhouse gas emissions, aligning with global decarbonisation goals and demonstrating our commitment to sustainability.

HydroBingo - This is the world's first hydrogen-powered ferry, operating in Japan. (source: CMB.TECH).

HydroTug - This is the first tugboat in the world to be powered by combustion engines that burn hydrogen in combination with diesel. (source: CMB.TECH).

Hydroville - This is the first certified passenger shuttle that uses hydrogen to power a diesel engine (Source: CMB.TECH).

Hull - The watertight body of a ship or boat. The hull may open at the top (such as a dinghy), or it may be fully or partially covered with a deck.

IFRS - IFRS standards are International Financial Reporting Standards that consist of a set of accounting rules that determine how transactions and other accounting events are required to be reported in financial statements.

IGO - An intergovernmental organisation or international organisation is an organisation composed primarily of sovereign states (referred to as member states), or of other intergovernmental organisations.

IHM - The Inventory of Hazardous Materials is a list that provides ship-specific information on the actual hazardous materials present on board, their location and approximate quantities.

IMO - The International Maritime Organization's main task is to develop and maintain a comprehensive regulatory framework for shipping including safety, environmental concerns, legal matters, technical co-operation, maritime security and the efficiency of shipping. It was established by means of a Convention adopted under the auspices of the United Nations in 1948. **https://www.imo.org/en**

IoT - The Internet of Things describes the network of physical objects—"things"—that are embedded with sensors, software, and other technologies for the purpose of connecting and exchanging data with other devices and systems over the internet. These devices range from ordinary household objects to sophisticated industrial tools.

Intertanko - The International Association of Independent Tanker Owners is a trade association. It has served as the voice for independent tanker owners since 1970 on regional, national, and international levels. The association actively works on a range of technical, legal, commercial, and operational issues that have an influence on tanker owners and operators around the world.

ISM Code - International Safety Management Code is a set of IMO regulations that ship operators and ships must comply with. The purpose of the ISM Code is to provide an international standard for the safe management and operation of ships and for pollution prevention.

ITF - The International Transport Workers' Federation is a democratic, affiliate-led federation recognised as the world's leading transport authority. The ITF has been helping seafarers since 1896 and today represents the interests of seafarers worldwide, of whom over 600,000 are members of ITF affiliated unions. The ITF is working to improve conditions for seafarers of all nationalities and to ensure adequate regulation of the shipping industry to protect the interests and rights of the workers. The ITF helps crews regardless of their nationality or the flag of their ship.

ITOPF - The International Tanker Owner Pollution Federation is a not-for-profit organisation established on behalf of the world's shipowners to promote an effective response to marine spills of oil, chemicals and other hazardous substances.

Knot - A unit of speed equal to one nautical mile (1.852 km) per hour, approximately 1.151 mph.

KPI - KA performance indicator or key performance indicator is a type of performance measurement. An organisation may use KPIs to evaluate its success, or to evaluate the success of a particular activity in which it is engaged.

LNG - Liquefied Natural Gas has been made over millions of years of transformation of organic materials, such as plankton and algae. Natural gas is 95% methane, which is actually the cleanest fossil fuel. The combustion of natural gas primarily emits water vapour and small amounts of carbon dioxide (CO_2). This property means that associated CO_2 emissions are 30 to 50% lower than those produced by other combustible fuels.

LR1/LR2 - Abbreviations for Long Range oil tankers. Tankers with approx. 50-80,000 dwt (LR1) and approx. 80-120,000 dwt. (LR2).

MACN - The Maritime Anti-Corruption Network is a global business network working towards its vision of a maritime industry free of corruption that enables fair trade to the benefit of society at large.

mbpd - Million Barrels Per Day

MLC - The Maritime Labour Convention, 2006 sets minimum requirements for nearly every aspect of working and living conditions for seafarers including recruitment and placement practices, conditions of employment, hours of work and rest, repatriation, annual leave, payment of wages, accommodation, recreational facilities, food and catering, health protection, occupational safety and health, medical care, onshore welfare services and social protection.

Mt - Metric Ton (or Tonne) of fuel – quantity in litres depends on fuel type.

MOPU - A Mobile Offshore Production Unit is any type of portable structure that can be reused when procuring oil and gas from the seabed. These are typically used when the depth of drilling is over 500m. If the water is any shallower, then fixed platforms are constructed.

NAMEPA - The North American Marine Environment Protection Association is a marine industry-led organisation of environmental stewards preserving the marine environment by promoting sustainable marine industry best practices and educating seafarers, students and the public about the need and strategies for protecting global ocean, lake and river resources.

Newcastlemax - The Newcastlemax bulk carrier is a large vessel used to transport bulk cargo such as coal, iron ore, and grain across the world's oceans.

NGO – a non-governmental organisation is a non-profit group that functions independently of any government. NGOs, sometimes called civil societies, are organised on community, national and international levels to serve a social or political goal such as humanitarian causes or the environment.

NOx - In atmospheric chemistry, NOx is a generic term for the nitrogen oxides that are most relevant for air pollution, namely nitric oxide (NO) and nitrogen dioxide (NO2). These gases contribute to the formation of smog and acid rain, as well as affecting tropospheric ozone.

OCIMF - The Oil Companies International Marine Forum is a voluntary association of oil companies with an interest in the shipment and terminalling of crude oil, oil products, petrochemicals and gas. OCIMF focuses exclusively on preventing harm to people and the environment by promoting best practice in the design, construction and operation of tankers, barges and offshore vessels and their interfaces with terminals.

OECD - The Organisation for Economic Co-operation and Development is an international organisation that works to build better policies for better lives. The goal is to shape policies that foster prosperity, equality, opportunity and well-being for all.

OPEC - The Organization of Petroleum Exporting Countries is an organisation of 13 oil-producing countries. The mission of the organisation is to "coordinate and unify the petroleum policies of its member countries and ensure the stabilisation of oil markets, in order to secure an efficient, economic and regular supply of petroleum to consumers, a steady income to producers, and a fair return on capital for those investing in the petroleum industry.

OPEC+ - The Organization of the Petroleum Exporting Countries Plus is a loosely affiliated entity consisting of the 13 OPEC members and 10 of the world's major non-OPEC oil-exporting nations.

P&I Insurance - Protection and indemnity insurance, commonly known as P&I insurance, is a form of marine insurance provided by a P&I club. A P&I club is a mutual (i.e. a co-operative) insurance association that provides cover for its members, who will typically be ship owners, ship operators or charterers.

Plimsoll line - A reference mark located on a ship's hull that indicates the maximum depth to which the vessel may be safely immersed when loaded with cargo. This depth varies with a ship's dimensions, type of cargo, time of year, and the water densities encountered in port and at sea.

Pool - A pool is a group of similar size and quality vessels with different ship owners that are placed under one administrator or manager. Pools allow for scheduling and other operating efficiencies such as multi-legged charters and Contracts of Affreightment.

Pool points - A system of pool points creates a model for a vessel with a performance equating to the average of those being pooled. This ship is awarded 100 pool points. All other ships in the pool are then given more or less pool points adjusted for the characteristics of each vessel. Pool points, by their nature, can only be used to address the differences between the vessels as described, and not the vessel as performed.

Product tanker - These tankers are designed for the carriage of liquified asphalt or bitumen at temperatures up to 250°-260°. This type of tanker is equipped with an independent tank and a powerful cargo heating system to maintain the required temperature of the cargo during transport.

Profit share - A mechanism where, depending on the outcome of the negotiations and under certain Time Charter contracts it is being agreed that the owner of the vessel is entitled to an increase of the agreed base hire rate (minimum or floor) amounting to a certain percentage of the difference between that base rate and the average of rates applicable for a certain period on certain routes.

SBT - Segregated ballast tanks are dedicated tanks constructed for the sole purpose of carrying ballast water on oil tanker ships. They are completely separated from the cargo, and fuel tanks and only ballast pumps are used in the SBT.

Scrubbers - Shortened term for Exhaust Gas Cleaning Systems (EGCS), or SOx (sulphur dioxide) scrubbers. These are used to remove harmful elements (mainly sulphur oxides) from exhaust gases from vessels by using wash water from the sea to neutralise the exhaust product. There are two key categories - open loop scrubbers which discharge wash water used into the ocean and closed loop which retain the waste product until it can be delivered to an appropriate location.

SEEMP - The Ship Energy Efficiency Management Plan is an operational measure that establishes a mechanism to improve the energy efficiency of a ship in a cost-effective manner. The SEEMP also provides an approach for shipping companies to manage ship and fleet efficiency performance over time using, for example, the Energy Efficiency Operational Indicator (EEOI) as a monitoring tool.

Shale oil - Crude oil that is extracted from oil shale (fine grained sedimentary rock containing kerogen) by using techniques other than the conventional (oil well) method, for example heating and distillation.

SOx - The two main pollutants from the ship's emission are Nitrogen oxides (NOx) and Sulphur oxides (SOx). These gases have adverse effects on the ozone layer in the troposphere area of the earth's atmosphere which results in the greenhouse effect and global warming.

Spar - A Single Point Mooring and Reservoir is a type of floating oil platform typically used in very deep waters and is named for logs used as buoys in shipping that are moored in place vertically. Spar production platforms have been developed as an alternative to conventional platforms.

Special Survey - The survey required by the Classification Society that usually takes place every five years and usually in a dry-dock. During the Special Survey all vital pieces of equipment and compartments and steel structures are opened up and inspected by the classification surveyor.

Spill - Oil getting into the sea, in any amount, for any reason.

Spot (Voyage) Charter - A charter for a particular vessel to transport a single cargo between specified loading port(s) and discharge port(s) in the immediate future. The contract rate (spot rate) covers total operating expenses such as port charges, bunkering, crew expenses, insurance, repairs and canal tolls. The charterer will generally pay all cargo-related costs and is liable for Demurrage, if incurred. The rate is usually quoted in terms of Worldscale.

Spot Market - The market for the immediate charter of a vessel.

Spot Price - Current market price for an asset or commodity

Suezmax - The maximum size vessel that can sail loaded through the Suez Canal. This is generally considered to be between 120,000 and 199,999 dwt and mostly about 150,000 dwt, depending on a ship's dimensions and draft. These tankers can transport up to one million barrels of crude oil.

Sustainability-linked Loan - Sustainability-linked Loans or ESG Linked Loans are general corporate purpose loans used to incentivise borrowers' commitment to sustainability and to support environmentally and socially sustainable economic activity and growth. Under this lending model, borrowers pay higher interest rates when they fail to meet certain environmental, social and governance-linked goals. By the same token, they pay less when they exceed ESG targets.

SDG - The Sustainable Development Goals, also known as the Global Goals, were adopted by all United Nations Member States in 2015 as a universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity by 2030.

T&Cs - Terms and Conditions

Technical Management - The management of the operation of a vessel, including physically maintaining and repairing the vessel, maintaining necessary certifications and supplying necessary stores, spares and lubricating oils. Responsibilities also generally include selecting, engaging and training crew and could also include arranging necessary insurance coverage.

TEU - Twenty-foot equivalent unit. A twenty-foot equivalent unit is a shipping container whose internal dimensions measure about 20 feet long, 8 feet wide, and 8 feet tall. It can hold between 9 and 11 pallets, depending on whether they are standard pallets or EUR-pallets. Two TEUs have the capacity of a single FEU.

Time Charter (T/C) - A charter for a fixed period of time, usually between one and ten years, under which the owner hires out the vessel to the charterer fully manned, provisioned and insured. The charterer is usually responsible for bunkers, port charges, canal tolls and any extra cost related to the cargo. The charter rate (hire) is quoted in terms of a total cost per day. Subject to any restrictions in the charter, the customer decides the type and quantity of cargo to be carried and the ports of loading and unloading.

TCE - Time Charter Equivalent rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

A standard method to compute TCE is to divide voyage revenues (net of expenses) by available days for the relevant time period. Expenses primarily consist of port, canal and fuel costs.

TLP - A tension-leg platform or extended tension leg platform (ETLP) is a vertically moored floating structure normally used for the offshore production of oil or gas and is particularly suited for water depths greater than 300 meters (about 1,000 ft.) and less than 1,500 meters (about 4,900 ft). Use of tension-leg platforms has also been proposed for wind turbines.

Tonnage Tax Regime - An alternative way of calculating taxable income of operating qualifying ships. Taxable profits are calculated by reference to the net tonnage of the qualifying vessels a company operates, independent of the actual earnings (profit or loss).

Ton-mile - A unit for freight transportation equivalent to a ton of freight moved one mile.

Ton-mile demand - A calculation that multiplies the average distance of each route a tanker travels by the volume of cargo moved. The greater the increase in long-haul movement compared with shorter haul movements, the higher the increase in ton-mile demand.

Tramp - As opposed to freight liners, tramp vessels trade on the spot market with no fixed schedule, itinerary or ports-of-call. Trampers go wherever the cargo is and carry it to wherever it wants to go, within reason, like taxi cabs.

Treasury shares - Treasury stock, also known as treasury shares or reacquired stock refers to previously outstanding stock that is bought back from stockholders by the issuing company.

ULCC - Ultra Large Crude Carriers are the largest shipping vessels in the world with a size ranging between 320,000 to 500,000 dwt. Due to their mammoth size, they need custom built terminals. As a result they serve a limited number of ports with adequate facilities to accommodate them. They are primarily used for very long distance crude oil transportation from the Persian Gulf to Europe, Asia and North America. ULCC are the largest shipping vessels being built in the world with standard dimensions of 415 meters length, 63 meters width and 35 meters draught.

Vessel Expenses - Includes crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs associated with the operation of vessels.

Vetting - Ship Vetting is a risk assessment process carried out by charterers and terminal operators in order to avoid making use of deficient ships or barges when goods are being transported by sea or by inland waterways.

VLCC - The abbreviation for Very Large Crude Carrier. Tankers with a capacity between 200,000 and 320,000 dwt. These tankers can transport up to two million barrels of crude oil.

VLCC Equivalent - The capacity of 1 VLCC or 2 Suezmax vessels.

Voyage Expenses - Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the ship owner under Voyage Charters. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent revenues for Voyage Charters.

V-Plus - A crude oil tanker (ULCC or Ultra Large Crude Carrier) of more than 350,000 dwt which makes it one of the biggest oil tankers in the world. These tankers can transport up to three million barrels or more of crude oil and are mainly used on the same long-haul routes as VLCCs. To differentiate them from smaller ULCCs, these ships are sometimes given the V-Plus size designation.

Worldscale - The New Worldwide Tanker Nominal Freight Scale is a catalogue of theoretical freight rates expressed as USD per ton for most of the conceivable spot voyages in the tanker trade. The final rate agreed will be determined as a percentage of the 'Worldscale' rate, based upon a guaranteed minimum quantity of cargo. That allows for charter parties to cover a wide range of possible voyage options without the need to calculate and negotiate each one separately.

WTI oil price - (US Oil) West Texas Intermediate, one of three main benchmarks for oil pricing.


EURONAV
EURONES
ANTWERPEN


DELPHIS H2

GRI Content Index

Tabel 47: GRI index

	Indicators	SDGs	SASB	GRI	Reference Standard ESRS	Reference Standard GHG Protocol	Reference in AR2025
TOTAL GHG EMISSIONS	Scope 1 GHG emissions	SDG 13	TR-MT-110a.1	GRI 305-1	E1-7	•	page 72
	Scope 2 GHG emissions	SDG 13	TR-MT-110a.1	GRI 305-2	E1-8	•	page 72
	GHG emission intensity	SDG 13	TR-MT-110a.1	GRI 305-4	E1-11	•	page 72
	GHG emission management and long-term strategy to manage emissions	SDG 13	TR-MT-110a.2	GRI-DMA 305-1, GRI 305-5	D Rq. E1-E4	•	page 72
	Scope 3 GHG emissions	SDG 13		GRI 305-3, GRI 308-2	E1-9	•	page 72
	Scope 3 - Category 1 - Purchased Goods and Services	SDG 13		GRI 305-3	E1-9 par 46	•	page 72
	Scope 3 - Category 1 - Capital Goods	SDG 13		GRI 305-3	E1-9 par 46	•	page 72
	Scope 3 - Category 3 - Fuel and Energy related activities	SDG 13		GRI 305-3	E1-9 par 46	•	page 72
	Scope 3 - Category 4 - Transportation and Distribution	SDG 13		GRI 305-3	E1-9 par 46	•	page 72
	Scope 3 - Category 6 - Business Travel	SDG 13		GRI 305-3	E1-9 par 46	•	page 72
	Scope 3 - Category 8 - downstream Leased assets	SDG 13		GRI 305-3	E1-9 par 46	•	page 72
ENERGY USE	Energy Mix (1) Total energy consumed; (2) percentage heavy fuel oil; (3) percentage	SDG 13	TR-MT-110a.3	GRI 302-1, 302-3	D Rq. E1-5	•	page 58
CARBON INTENSITY	Annual Efficiency Ratio (AER)	SDG 13	TR-MT-110a.2	GRI 305-1	Not Defined	•	page 73
AIR POLLUTANTS	Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) Sox, (3) PMs	SDG 3	TR-MT-120a.1, MARPOL Annex VI Reg. 14	GRI 305-7	D Rq. E2-4	•	page 58
SHIP RECYCLING	Responsible ship recycling	SDG 8, 12, 14		GRI 102-12	D Rq. E5-5		pages 77

MARINE BIODIVERSITY & POLLUTION PREVENTION	Biodiversity	SDG 14, 17	TR-MT-160a.1	GRI 304-2	D Rq. E4-1...E4-6 Under Taxonomy	pages 77
	Percentage of fleet implementing ballast water (1) exchange and (2) treatment	SDG 14	TR-MT-160a.2	GRI 303-4	D Rq. E3-1... E3-7, OG 5-E3	page 77
	Number and aggregate volume of spills and releases to the environment	SDG 14	TR-MT-160a.3	GRI 306-3	D Rq. E3-1... E3-7	page 58
HEALTH	Health policies	SDG 3		GRI 403-2, 403-3, 403-6	D. Rq. S1-1	page 99
SAFETY	Safety performance indicators	SDG 8	TR-MT-320a.1	GRI 403-9	D Rq. S1-11	page 103
SECURITY	Security and Cybersecurity policy	SDG 9		GRI 418-1	D. Rq. S1-5, S1-26	page 104
COLLABORATIONS	Number and type of initiatives and collaborations - Society	SDG 17		GRI 102-12, 102-13	D. Rq. S3-2, S3-3, 2-GOV-1	page 93-94
	Number and type of initiatives and collaborations - Environment	SDG 17		GRI 102-12, 102-13, 413-1	D. Rq. S3-2, S3-3, 2-GOV-1	pages 78
TRANSPARENCY AND ETHICAL BEHAVIOUR	Social policies	SDG 8		GRI: 103-1, 103-2, 103-3, 403-6, 412-2	D. Rq. S1-1	pages 82
HUMAN VALUE	Diversity of workforce	SDG 5, 10		GRI 405-1, 102-1, 102-2, 102-3, 102-8	D Rq. G1-1, G1-4, G1-9	page 86
	Gender equality	SDG 5		GRI 102-12	D. Rq. G1-4, G1-9	page 86
	Human rights	SDG 8			D. Rq. 2-GOV 5, S1-1	page 82
	Talent attraction	SDG 8		GRI 103-1, 103-2, 103-3	D. Rq. S1-7	pages 84
	Training hours	SDG 4		GRI 103-1, 103-2, 103-3, 404-1, 404-2, 404-3	D. Rq. S1-1	pages 85

GOVERNANCE	Code of Business Conduct and Ethics	SDG 8, (17)		GRI 102-12, 102-5, 102-16, 102-18, 405-1, 102-16, 205-1, 206-1, 406-1, 407-1, 408-1, 409-1, 412-1	D. Rq. 2-GOV-1, D. Rq. G2-1	page 107
CORRUPTION	Port state control Number of (1) deficiencies and (2) detentions received from regional port state control (PSC) organisations.	SDG 8, 14	TR-MT-540a.3			page 58
	Anti-corruption policy	SDG 16	TR-MT-510a.1	GRI 205-2	D.Rq. G2-2	page 107
	Corruption risk Number of calls at ports or net revenue in countries that have the 20 lowest rankings in Transparency International's Corruption	SDG 16	TR-MT-510a.1	GRI 205-2	D Rq. G2-2	page 58
	Fines	SDG 16	TR-MT-510a.2	GRI 419-1	D Rq. E2-6	page 82
	Internal control system				D. Rq. G1-7, G1-8	page 109
RISK MANAGEMENT	Risk factors and management				D. Rq. G1-7, G1-8	page 109-134
OPERATIONAL PERFORMANCE	Number of seafarers	SDG 8	TR-MT-000.A	GRI 102-8	D Rq. S1-7	page 58
	Total distance travelled by	SDG 8	TR-MT-000.B			page 58
	Operating days	SDG 8	TR-MT-000.C			page 58
	Deadweight tonnage	SDG 8	TR-MT-000.D			page 58
	Number of vessels in total shipping fleet	SDG 8	TR-MT-000.E			page 58
	Number of vessel port calls	SDG 8	TR-MT-000.F			page 58
	GHG reduction strategies	SDG 13	TR-MT-110a.2	GRI 201-2	D Rq. E1-E4	page 58
	GHG emissions data for all years between the base year and the reporting year	SDG 13	TR-MT-110a.2	GRI 305-1		page 73


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